CANADIAN PACIFIC
CHANGE

CANADIAN PACIFIC 2012 ANNUAL REPORT

CANADIAN PACIFIC

CHANGE

CANADIAN PACIFIC 2012 ANNUAL REPORT

AT CANADIAN PACIFIC,

OUR STORY BOILS DOWN

TO ONE WORD: CHANGE.

Deep, fundamental, rapid change. Positive change.

We’re changing how we look at things. We’re changing how we do things. Most important, we now see change as an ongoing process. Change as something that drives continuous improvement. Change as something that creates opportunity.

We’re already making progress, driving change where our customers and shareholders want to see it most:

In our service and our results.

2012 ANNUAL REPORT	1

FINANCIAL HIGHLIGHTS

Financial summary

$ in millions, except per share data, or unless otherwise indicated	2012	2011	2010
Financial results
Revenues	$5,695	$5,177	$4,981
Operating income, excluding significant items (1)(2)	1,309	967	1,116
Operating income	949	967	1,116
Income, excluding significant items (1)(2)	753	538	651
Net income	484	570	651
Diluted earnings per share, excluding significant items (1)(2)	4.34	3.15	3.85
Diluted earnings per share	2.79	3.34	3.85
Dividend declared per share	1.3500	1.1700	1.0575
Additions to properties	1,148	1,104	726

Financial position
Total assets	14,727	14,110	13,676
Long-term debt, including current portion	4,690	4,745	4,315
Shareholders’ equity	5,097	4,649	4,824

Financial ratios (%)
Operating ratio	83.3	81.3	77.6
Operating ratio, excluding significant items (1)(2)	77.0	81.3	77.6
Debt-to-total capitalization	47.9	50.7	47.2

(1)	These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures are described further and reconciled to the nearest comparable GAAP measure in Section 15 Non-GAAP Measures of our Management’s Discussion and Analysis included within this Annual Report. Reconciliations of operating income, excluding significant items, operating ratio, excluding significant items, income, excluding significant items, diluted EPS, excluding significant items, and free cash to operating income, operating ratio, net income, diluted EPS and GAAP cash position, respectively, are provided.
(2)	Significant items in 2012 were: an impairment of the Powder River Basin and another investment of $185 million ($111 million after tax), an impairment charge of certain locomotives of $80 million ($59 million after tax), a labour restructuring charge of $53 million ($39 million after tax), management transition costs of $42 million ($29 million after tax), advisory fees related to shareholder matters of $27 million ($20 million after tax) and the $11 million impact of the increase in the Ontario corporate income tax rate. Significant items in 2011 were: advisory fees related to shareholder matters of $6 million ($4 million after tax) and the $37 million income tax benefit from the resolution of certain income tax matters. There were no significant items in 2010. Significant items are discussed further in Section 15 Non-GAAP Measures of our Management’s Discussion and Analysis included within this Annual Report.

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A MESSAGE FROM CEO E. HUNTER HARRISON

E. HUNTER HARRISON Chief Executive Officer

DEAR SHAREHOLDERS: I was brought to CP to drive change. The company had a tough first half of the year with the proxy contest, but since I got here in July, I’ve been very pleased with the progress we’ve made. In fact, I have never been in a company where people were more ready and willing to change. I’m very grateful to the CP Board for this opportunity. Shareholders wanted change—well, they got the right guy.

Change is never easy. It’s hard to move away from the way you’ve always done things, even if you see the need to change. But my sense is that here at CP, people were ready for change. This is an iconic railroad with a proud tradition. There are great people here, and they are tired of being in last place. So on day one, they were ready to go to work.

And that’s what we did. In the first six months I’ve been CEO, we’ve already gotten a lot done:

•

We’ve closed four out of five of our hump yards and are looking very closely at our network and other rail yards to reduce costs, improve velocity and open up opportunities to monetize large tracts of unneeded land.

•

We have attacked bureaucracy and streamlined our organization, evaluating every function to make sure we have the right people, and the right number of people, in the right places to do the job. One example: We streamlined and reconfigured customer service to be closer to the customer.

•

We are relearning how to railroad—how to manage our yards, design and run our trains and more, which already has enabled us to launch a new transcontinental intermodal service that not only is faster and more reliable, but also lowers our costs.

•

We’re strengthening our partnership with our unions, making fundamental changes to our agreements that will serve both CP and its union members in the long term. In the last two months of 2012, we reached five-year agreements, a record duration, with The United Steelworkers, the Canadian Pacific Police Association, the International Brotherhood of Electrical Workers and our Maintenance of Way workers—four long-term agreements in one year is an extraordinary accomplishment. We also reached an arbitrated agreement with the Teamsters representing our locomotive engineers, conductors and traffic controllers.

These are just a few examples. The key is, people are beginning to see change in a new light. It’s an ongoing process, and it’s not going to end. In fact it’s just beginning.

2012 ANNUAL REPORT	3

CANADIAN PACIFIC

EARLY RESULTS Our numbers are better already. Full-year 2012 revenues were up 10 per cent over 2011. We reduced our operating ratio, excluding significant items, by 430 basis points to 77.0 per cent. We generated free cash flow of $93 million. Across the network, we’ve increased average train velocity by 15 per cent and reduced dwell time by another 12 per cent, which enabled us to reduce our fleet by over 450 locomotives and more than 5,400 cars by year end. Mostly through attrition, we have reduced our workforce, employees and contractors by 1,800 positions since July 2012.

WE’VE SURPRISED SOME PEOPLE My first six months at CP have surprised a whole lot of people around here. Starting with me. I’ve been surprised at the willingness to change. I expected some push-back, which would not have been unusual, but there’s been next to none. The investment community has been surprised at how quickly the results—and returns— have come. And most important, our employees have been surprised at how much they’ve been able to accomplish in so short a time. Many I think are amazed to see what they’re capable of achieving. There’s nothing that motivates more than a little success.

WORKING THE MODEL In 2013, we will keep pushing forward. Our people will continue to learn, improve and look for new opportunities to get better.

And as we make more and more progress, we’ll have a better, lower-cost product to sell, which will open new opportunities for us out in the marketplace. We will pursue growth, but not for growth’s sake. It will be controlled, thoughtful, profitable growth.

THANK YOU I’m very pleased with our progress. I am thankful to our customers for working with us to drive change, and I’m very grateful to our Board for giving me this opportunity.

And to our employees: Thank you for your hard work and faith in the plan. A big part of my role is to teach, and your eagerness to learn has been extremely gratifying. It’s your energy and enthusiasm that make me so confident that we’re going to reach or surpass all our goals.

I know we can do this. You’re not going to want to miss this train.

Sincerely,

E. Hunter Harrison
Chief Executive Officer Canadian Pacific

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CHAIRMAN’S LETTER TO SHAREHOLDERS

PAUL G. HAGGIS Chairman of the Board

DEAR FELLOW SHAREHOLDERS:

The first half of 2012 was an unsettled time for CP, its Board of Directors, investors, employees and customers. Proxy contests are painful and often emotional events; however, they serve to remind us of our duty to you, our shareholders. The proxy contest in the beginning of the year was no different and your message was clear. You wanted change.

I was honoured to join the Board of Directors at last year’s Annual General Meeting and shortly thereafter become your new chairman.

With the proxy contest now behind us, we are moving forward under the leadership of E. Hunter Harrison, a new management team and a new Board composed of outstanding leaders. The Board is working well together, and we are very pleased with what CP has accomplished in just six months.

Hunter and his team have presented an ambitious turnaround plan that we believe is achievable. We have full confidence in CP’s new leadership, and if 2012 performance is any indication, we expect to continue to see rapid progress in the months and years ahead.

I want to thank those who served on the previous Board with such dedication. We appreciate your service, and we are mindful of the responsibilities that come with the torch you have passed to us. We wish you the best.

I also wish to express the Board’s deep sense of loss at the passing in early 2013 of longtime Director Roger Phillips, and our gratitude for Mr. Phillips’ many contributions to CP success during his 11 years of service.

I am very proud to serve as chairman of such a distinguished group of directors. It is a great honour to help guide Canadian Pacific, an industry icon with a place among Canadian history’s greatest companies. The Board and I are confident that CP is well on its way to achieving its ambitious goals.

With appreciation,

Paul G. Haggis
Chairman of the Board
Canadian Pacific

2012 ANNUAL REPORT	5

CHANGE

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ATTITUDES

IT STARTS WITH A NEW PHILOSOPHY. A RAILROADER’S PHILOSOPHY.

2012 ANNUAL REPORT	7

CANADIAN PACIFIC

A FOUNDATION BUILT ON

RAILROADING FUNDAMENTALS

CP’s all-new management team is focused on railroading and operations excellence.

NEW EXECUTIVE TEAM, NEW ATTITUDE

CP has a new CEO, a new executive management team and a new direction. Our company has a new focus and philosophy, based on the view that railroading is an operating business whose success boils down to five basics: delivering good service, controlling costs, getting the most out of our assets, operating safely and developing our people.

This team was built largely from within. The majority of these executives were with CP before Hunter Harrison joined the company, one of the exceptions being Keith Creel, the new president and chief operating officer announced in early 2013. Under Harrison’s leadership, these talented individuals are driving a new attitude across the company, a new culture of hard work and passion for customer service, an ethic based on doing exactly what we say we will do, in all we do.

THE POWER OF ASKING, “WHY?”

CP people across the organization are being taught to question how they have always done things. Why do we do it that way? How can we do it better? Wipe the slate clean and look at everything with fresh eyes. We call it the clean sheet approach, and it is already driving innovation and change in how we operate and serve our customers. It is the power of asking, “Why?”

BUILDING A CULTURE OF RAILROADERS

We are strengthening CP as a railroad by spreading a passion for railroading. That is one reason why we are building our new headquarters on our Ogden yard property in Calgary—so our people can look out the window every day and be reminded of the business we’re in. It’s also one reason why CP will teach 700 managers how to run a locomotive and work in a rail yard in 2013, with plans to train at least 850 more in 2014.

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BACK TO THE BASICS.

THROUGHOUT THE ORGANIZATION, THE NEW CP IS FOCUSED ON “THE FOUNDATIONS,” FIVE FUNDAMENTAL PRINCIPLES OF SUCCESSFUL RAILROADING:

1 PROVIDE SERVICE. Delivering good service is the first key. Doing what we say we’ll do is essential to making CP the most reliable rail service in the market.

2 CONTROL COSTS. Being a low-cost provider combined with great service is an unbeatable combination. We look at every cost, even small items, to improve.

3 OPTIMIZE ASSETS. Highly productive assets drive better service at reduced cost. Doing more with less drives profitable growth.

4 OPERATE SAFELY. The safety of our people and surrounding communities can never be compromised. We always think before we act, and we follow every rule to the letter, every time.

5 DEVELOP PEOPLE. The passion, skills and dedication of our people fuel the engine of our growth and success. We teach them, nurture them, reward them.

2012 ANNUAL REPORT	9

CHANGE

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THE APPROACH

GETTING FASTER. MORE AGILE. CLOSER TO THE CUSTOMER.

2012 ANNUAL REPORT	11

CANADIAN PACIFIC

A BETTER WAY

TO SERVE OUR CUSTOMER

CP’s new structure is leaner at the top, with more decision-making power and accountability in the field.

CENTRALIZED PLANNING SETS DIRECTION

Trimming the fat from an inefficient organization starts at headquarters. At CP, it was no different. There were too many committees. Too many decisions were made in silos, too far from the field and the customer. It was a slow, cumbersome, ineffective way to operate, and it’s changing. Rapidly.

Centred on operations, CP is now developing strategies and initiatives in small, multidisciplinary teams. The committee is in decline. We’re making decisions and plans faster than ever before. A new, more agile CP is emerging.

LOCAL EXECUTION GETS IT DONE

We’re driving more decision-making power and accountability to the field, where plans are carried out, with fewer organizational layers and more direct lines of communication. When people are individually accountable, it’s amazing how fast and well things get done, or how quickly management hears when something is not working. This is driving rapid execution and performance improvement. This is the right kind of change.

FASTER, MORE RESPONSIVE CUSTOMER SERVICE

CEO E. Hunter Harrison says, “Show me a company with an 800-plus-person customer service department, and I’ll show you a company with bad service”. This was CP before, with a large, costly customer service department located far from the field and a complex process designed to direct customer contact away from the providers of the rail service. This is CP today: a new, streamlined customer service organization, a quarter the size of the old one, decentralized and designed to ensure that operations people know both the customer and the product, and respond quickly when problems occur.

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SMALL, KNOWLEDGEABLE, INTERDISCIPLINARY TEAMS DO THE PLANNING.

LOCALIZED DECISION-MAKING AND ACCOUNTABILITY ACCELERATE EXECUTION.

2012 ANNUAL REPORT	13

CHANGE

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OPERATIONS

MORE CAPACITY WITH FEWER ASSETS. BETTER SERVICE AT LOWER COST.

2012 ANNUAL REPORT	15

CANADIAN PACIFIC

OPTIMIZING OUR

INFRASTRUCTURE AND ASSETS

CP has moved aggressively to refine its infrastructure and operations for enhanced network velocity, reliability and consistency—at lower cost.

TAKING A HARD LOOK AT OUR NETWORK, YARDS AND TERMINALS

Cost and service are not mutually exclusive. In railroading, increased network efficiency reduces costs and improves service quality. Fewer, better-planned yards and terminals enable our trains to work harder, run faster and operate more predictably. This has been a major focus across the new CP.

We closed four of our five hump yards on the system. In Chicago, we combined two intermodal yards into one. We converted Winnipeg to a local switching yard. We closed the Milwaukee intermodal terminal. And we are continuing to evaluate other opportunities to improve.

POWERFUL RESULTS

With our network design changes made after July 2012, we have reduced operating plan train miles by 39,000 per week, a 7 per cent improvement, and crew starts by approximately 30 per day, a 5 per cent improvement over previous designs from the first half of the year.

A more efficient network requires fewer moving assets to operate. CP reduced its active locomotive fleet by more than 195 engines in the second half of 2012, with more than 450 locomotives now stored, returned or declared surplus year-to-date. Over the course of 2012, we have provided return notification on approximately 5,400 rail cars. Faster cycle times are enabling us to actually improve car availability and fulfilment performance with a smaller fleet.

Rationalizing our fleet also has the effect of modernizing it. Older and damaged railcars come out. Newer-technology, higher-performing, more fuel-efficient locomotives remain, while less-reliable, less-efficient locomotives are removed. The result: better equipment performance with lower fuel and maintenance costs.

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TAKING OUT THE HUMPS.

Among the first improvements made in the new CP was the elimination of four of five of the railroad’s hump yards, which are automated, high-technology facilities that use gravity to process trains. Hump yards are costly to maintain and designed for high-volume switching, which no longer aligns with CP’s business mix.

Moving to a flat-switching system simplifies and expedites processing, requires fewer people to operate, and significantly reduces yard maintenance costs. All keys to the new CP we are building.

2012 ANNUAL REPORT	17

CHANGE

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EXPECTATIONS

CREATING BELIEVERS. BUILDING TRUST. CONVERTING CHANGE INTO OPPORTUNITY.

EXPECTATIONS

CREATING BELIEVERS. BUILDING TRUST. CONVERTING CHANGE INTO OPPORTUNITY.

2012 ANNUAL REPORT	19

CANADIAN PACIFIC

IMPROVED CAPABILITIES

OPEN NEW DOORS

Our customers—and our people—are beginning to see what can be done at CP, creating a new sense of possibility.

MAKING BELIEVERS OUT OF SKEPTICS

As change spreads across the organization, the resulting improvements in operating performance are creating believers among CP employees. They saw similar changes happening at rival railroads, but couldn’t imagine how it was being accomplished. Their skepticism is changing rapidly to amazement, and then enthusiasm. This is the engine of culture change.

Equally important is creating believers out in the marketplace. As we gain our customers’ confidence, we can gain a greater share of their business. We’re communicating and collaborating with shippers to pursue change that develops our shared best interests and creates mutual benefit. We’re then establishing a track record of consistent performance. This is the engine of profitable growth.

CONVERTING CHANGE INTO NEW OPPORTUNITIES

The ultimate objective of what we’re doing at CP is to create a top-quality transportation product. A product that delivers highly competitive value at a fair price. A product we are proud of.

Improved speed and reliability of service combined with a lower cost basis opens a new world of possibility for this railroad. With a smart and dedicated marketing and sales team—skilled people who know their market, know the CP product and are passionate about putting the two together—we are converting change into broader field of growth opportunities. Business that was marginal in the past becomes more attractive to the efficient, low-cost operator CP is becoming.

BUILDING SHAREHOLDER VALUE

We are changing the expectations of our employees and customers. We’re also changing them among our investors. The changes we are making reflect our commitment to driving results that translate into long-term value for CP shareholders—a solid balance sheet; strong, sustained top-line, earnings and free cash flow growth; steady improvement in operating ratio—and we are convinced this journey is just beginning.

20	2012 ANNUAL REPORT

A NEW INTERMODAL LEADER.

The rapid improvement of CP’s yard operations, network velocity, service consistency and capacity opened an exciting opportunity in its fast-growing intermodal business. An agile CP team quickly converted that opportunity into a highly competitive new offering.

In September, 2012, we introduced new four-day transcontinental intermodal services between Toronto and Vancouver, and Vancouver and Chicago. CP’s new intermodal schedule eliminates one day from the Vancouver–Toronto corridor and two from the Vancouver–Chicago route, beating the competition by seven hours in the latter.

2012 ANNUAL REPORT	21

CANADIAN PACIFIC
EDMONTON
LLOYDMINSTER
SASKATOON
CALGARY
REGINA
VANCOUVER
KINGSGATE
COUTTS
WINNIPEG
THUNDER BAY
SUDBURY
MONTREAL
DULUTH
MINNEAPOLIS
ST. PAUL
TORONTO
ALBANY
RAPID CITY
DETROIT
CHICAGO
NEW YORK
PHILADELPHIA
KANSAS CITY
CANADIAN PACIFIC
PRINCIPAL HAULAGE OR TRACKAGE RIGHTS

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CANADIAN PACIFIC

CP AT A GLANCE

The CP franchise: a powerful base from which to drive sustained growth and value.

GRAIN

Grain transported by CP consists of both whole grains, such as wheat, corn, soybeans and canola, and processed products such as meals, oils, and flour. Canadian grain products are primarily transported to ports for export and to Canadian and U.S. markets for domestic consumption. U.S. grain products are shipped from the Midwestern U.S. to other points in the Midwest, the Pacific Northwest and north-eastern U.S.

COAL

Our Canadian coal business consists primarily of metallurgical coal transported from southeastern B.C. to the ports of Vancouver, B.C. and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest or for export through West Coast ports.

SULPHUR &

FERTILIZERS

Sulphur and fertilizers include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, B.C., and Portland, Oregon, and to other Canadian and U.S. destinations.

FOREST

PRODUCTS

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America.

INDUSTRIAL & CONSUMER PRODUCTS

Industrial and consumer products include chemicals, plastics, aggregates, steel, mine, ethanol and other energy-related products, other than coal, shipped through-out North America.

AUTOMOTIVE

Automotive consists primarily of three core finished vehicle traffic segments: import vehicles, Canadian-produced and U.S.-produced vehicles. These segments move through Port Metro Vancouver to eastern Canadian markets; to the U.S. from Ontario production facilities; and to Canadian markets, respectively.

INTERMODAL

CP’s intermodal portfolio consists of domestic and international services. Our domestic business consists primarily of the movement of manufactured consumer products in containers within North America. The international business handles the movement of marine containers between ports and North American inland markets.

2012 ANNUAL REPORT	23

THE BEGINNING

CHANGE AT CP HAS BEEN RAPID, FAR REACHING AND PROFOUND. IT IS ALSO ONGOING. WE ARE JUST BEGINNING TO TRANSFORM OUR COMPANY INTO THE INDUSTRY LEADER IT CAN BE. THE DESTINATION AND ROUTE PLAN ARE CLEAR. AND THE TRAIN IS JUST PULLING OUT OF THE TERMINAL, WITH AN EXCITING JOURNEY AHEAD.

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2012 FINANCIALS

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2012 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 15, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

March 12, 2013

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 25, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for 2012 and 2011 are against the results for 2011 and 2010, respectively. Unless otherwise indicated, all comparisons of results for the fourth quarter of 2012 are against the results for the fourth quarter of 2011.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan while aggressively targeting a mid-60s operating ratio by 2016. The plan is centered on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for our customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the company closer to the customer and accelerating decision-making.

Control Costs: Controlling and removing unnecessary costs from the organization, eliminating bureaucracy and continuing to identify productivity enhancements are the keys to success.

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company will move increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

Operate Safely: Each year, CP safely moves millions of carloads of freight across North America while ensuring the safety of our people and the communities through which we operate. Safety is never to be compromised. Continuous research and development in state-of-the-art safety technology and highly focused employees ensure our trains are built for safe, efficient operations across our network.

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Develop People: CP recognizes none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

At Canadian Pacific’s Investor Conference in New York on December 4-5, 2012, the company outlined plans it will execute to continue to improve service reliability, increase the railway’s efficiency, and grow the business in 2013 and beyond. Key highlights include:

☐	the reduction of approximately 4,500 employee and/or contractor positions by 2016 through job reductions, natural attrition and fewer contractors;

☐

the installation of longer sidings that will improve asset utilization and increase train length and velocity. The plan will allow CP to move the same or increased volumes with fewer trains, and is expected to reduce crew starts by over 14,500, or 4%, crew starts;

☐	exploring options to maximize full value of existing and anticipated surplus real estate holdings;

☐	the relocation of CP’s current corporate headquarters in downtown Calgary to new office space at the Company owned Ogden Yard by 2014;

☐	the review of options for the Delaware & Hudson (D&H) in the U.S. Northeast, while maintaining options for continued growth in the energy business; and

☐	assessing the opportunities that will come from an expression of interest issued in December 2012 for the 660-mile portion of the Dakota, Minnesota & Eastern (DM&E), west of Tracy, Minnesota.

2012 Summary

During 2012, the Company experienced a number of other noteworthy events summarized below:

Proxy Contest

In January 2012, Pershing Square Capital Management, L.P. (“Pershing Square”) launched a proxy contest in order to replace a minority of the Board of Directors of the Company (the “Board”) and to advocate for management change (the “Proxy Contest”). As a result of this contest, the Company incurred $27 million in advisory costs (“advisory costs associated with shareholder matters”) in the first six months of 2012 with a further $6 million incurred in the fourth quarter of 2011. The proxy contest was settled in May 2012 with changes described below in “Change in Board of Directors” and “Management transition”.

Change in Board of Directors

On May 17, 2012, following the Proxy Contest Messrs. John Cleghorn, Tim Faithfull, Fred Green, Edmond Harris, Michael Phelps and Roger Phillips advised the Company that they did not intend to stand for re-election to the Board.

At the Company’s annual shareholders meeting held on May 17, 2012, seven new directors were elected to the Board, namely Messrs. William Ackman, Gary Colter, Paul Haggis and Paul Hilal, Ms. Rebecca MacDonald, and Messrs. Anthony Melman and Stephen Tobias. In addition, Mr. Richard George, Ms. Krystyna Hoeg, Messrs. Tony Ingram and Richard Kelly, the Hon. John Manley, Mesdames Linda Morgan and Madeleine Paquin, and Messrs. David Raisbeck and Hartley Richardson were all re-elected to the Board at the May 17, 2012 meeting. Following the meeting, the new Board selected Ms. Paquin to serve as acting Chair of the Company. On June 4, 2012, Mr. Haggis was appointed Chairman of the Company’s Board.

Subsequent to the May 17, 2012 shareholders meeting, Messrs. Raisbeck, George and Ingram resigned from the Board on June 11, June 26 and July 5, 2012, respectively. In addition, effective July 6, 2012, Mr. E. Hunter Harrison was appointed to the Board.

As a result of the aforementioned changes to the composition of the Board, certain accelerated vesting provisions for certain grants under the Company’s management stock option incentive plan, performance share unit plan and deferred share unit plan were triggered effective June 26, 2012. The effect of such accelerated vesting on the Company’s second quarter financial statements was a credit to Compensation and benefits of $8 million and the recognition of a related liability under the accelerated vesting provisions of these plans of $31 million, which liability was settled in full in the third quarter of 2012.

Management Transition

On May 17, 2012, following the Proxy Contest, Mr. Fred Green left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012. On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in the Company’s financial statements in Compensation and benefits and Purchased services and other, in the amounts of $16 million and $22 million respectively.

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Included in this charge were amounts totaling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square and related entities. Pershing Square and related entities own or control approximately 14% of the Company’s outstanding shares and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount paid to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to, or incurred on behalf of, Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. The terms of Pershing Square’s indemnity required Mr. Harrison to return any funds advanced under the indemnity in the event he accepted employment at CP. As a result, Mr. Harrison made it a precondition of accepting the Company’s offer of employment that CP assume the indemnity obligations and return the funds advanced by Pershing Square. As a result of the payment, the Company would have been entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, allowing the Company to recover to the extent of Mr. Harrison’s success in those proceedings; however, on February 3, 2013, the Company and Mr. Harrison settled the legal proceedings with Mr. Harrison’s former employer, providing the Company with partial recovery (US$9 million) of the amounts in dispute. The Company may receive repayment in other circumstances in the event of certain breaches by Mr. Harrison of his obligations under an employment agreement with the Company. In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts sought for repayment by Mr. Harrison’s former employer, to a maximum of $3 million plus legal fees, but as a result of the settlement of the aforementioned legal proceedings, such indemnity is no longer applicable.

The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

On February 5, 2013, as part of its long-term succession plan, the Company appointed Mr. Keith Creel as President and Chief Operating Officer. In connection with this appointment, Mr. Harrison’s title changed to Chief Executive Officer.

Strike

On May 23, 2012, the Teamsters Canada Rail Conference Running Trade Employees (“TCRC-RTE”) and the Rail Canada Traffic Controllers (“TCRC-RCTC”), representing 4,800 engineers, conductors and rail traffic controllers in Canada, commenced a strike that caused a nine-day Canadian work stoppage (“the strike”). Bill C-39, the Restoring Rail Service Act, was passed by the Parliament of Canada on May 31, 2012 and employees returned to work on June 1, 2012. The strike is discussed further in Section 21, Business Risks.

The strike caused a significant loss of revenue during the second quarter. Partly offsetting this revenue loss were cost savings in Compensation and benefits, Fuel, and Equipment rents. During the strike, we took the opportunity to advance track and other maintenance including mechanical and engineering work.

Once the unions returned to work, the Company quickly re-established service and reset the network.

Investor Conference

At Canadian Pacific’s Investor Conference in New York on December 4-5, 2012, CP’s Chief Executive Officer E. Hunter Harrison outlined the Company’s plan for change to improve service, increase the railway’s efficiency, lower cost and grow the business.

Under the leadership of new management, the second half of 2012 included a rapid change agenda where progress was made on this plan. Highlights of CP’s evolution to a more competitive railway include:

☐

a new executive leadership team in place, including a new Senior Operations lead team, with a mandate for centralized planning and decentralized execution, that eliminates bureaucracy to make service decisions faster and closer to the customer;

☐	revamped intermodal and merchandise train services which provide faster transit times for customers, such as the new intermodal services connecting Vancouver to Chicago or Toronto;

☐	the closure of hump-switching yards in Toronto, Winnipeg, Calgary and Chicago which provides significant cost savings and more efficient operating practices;

☐

the closure of intermodal terminals in Milwaukee, Obico (Toronto), and Schiller Park (Chicago) which reduces CP’s footprint and operating expenses while also facilitating efficient operating practices and reduced end-to-end transit times;

☐

network design changes made after July 2012 allowed CP to reduce operating plan train miles by 39,000 per week, a 7 per cent improvement, and crew starts by approximately 30 per day, a 5 per cent improvement over previous designs from the first half of the year. Together, these design changes reduced annual operating costs, while increasing capacity; and

☐

a reduction of the Company’s active locomotive fleet by more than 195 engines in the second half of 2012, with more than 460 locomotives now stored, returned or declared surplus year-to-date. Over the course of 2012, CP has provided return notification on 5,400 rail cars.

28	2012 ANNUAL REPORT

Asset impairment and labour restructuring charges

During the fourth quarter of 2012, the Company recorded a number of significant charges in part due to on-going efforts to improve the efficiency of the company. These significant charges, discussed further in Section 9, Operating Expenses, included:

☐	$53 million labour restructuring charge ($39 million after tax), which unfavourably impacted diluted earnings per share (“EPS”) by 22 cents;

☐	$185 million impairment of Powder River Basin (“PRB”) and other investment ($111 million after tax), which unfavourably impacted diluted EPS by 64 cents; and

☐	$80 million asset impairment of certain locomotives ($59 million after tax), which unfavourably impacted diluted EPS by 34 cents.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to statements concerning our operations, anticipated financial performance, business prospects and strategies as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 21, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Defined benefit pension expectations for 2013 to 2016

Defined benefit pension contributions are currently estimated to be between $100 million and $125 million in each of the years to 2016. These contribution levels reflect the Company’s intentions with respect to the rate at which we apply the voluntary prepayments to reduce contribution requirements. Defined benefit pension expense for 2013 and 2014 is expected to be in the range of $50 million to $60 million per year, increasing to be in the range of $90 million to $110 million in 2015 and 2016. These pension contributions and pension expense estimates assume normal equity market returns and modest increases in bond yields over this period. In addition, there are a number of other economic and demographic assumptions on which these estimates are based. Adverse experience with respect to equity returns, bond yields or other factors may put upward pressure on pension expense and contributions in later years. We continue to monitor these factors. Pensions are discussed further in Section 22, Critical Accounting Estimates.

Financial expectations for 2013

The Company expects revenue growth to be in the high single digits; operating ratio to be in the low 70’s; and diluted earnings per share (“EPS”) to be up in excess of 40% from 2012 diluted EPS, excluding significant items, discussed further in Section 15, Non-GAAP Measures, of $4.34. CP plans to spend in the range of $1.0 billion to $1.1 billion on capital programs in 2013, discussed further in Section 14, Liquidity and Capital Resources. Key assumptions for full year 2013 financial expectations include:

☐	an average fuel cost per gallon of $3.45 U.S. per U.S. gallon;

☐	Canadian and U.S. dollar exchange rate being at par; and

☐	an income tax rate in the range of 25% to 27%, discussed further in Section 10, Other Income Statement Items.

2012 ANNUAL REPORT	29

Financial expectations for 2016

CP is aiming for a full-year operating ratio in the mid-sixties and cash flow before dividends, discussed further in Section 15, Non-GAAP Measures, of $900 million to $1,400 million in 2016. CP is also planning on annual capital spending in the range of $1.0 billion to $1.1 billion over this period. Key assumptions to reaching these goals include:

☐	an average fuel cost per gallon of $3.45 U.S. per U.S. gallon;

☐	Canadian and U.S dollar exchange rate being at par;

☐	an income tax rate in the range of 25% to 27%;

☐	CP becoming fully cash taxable during the four year period; and

☐	compound annual revenue growth of 4%-7% off the 2012 base.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

5. FINANCIAL HIGHLIGHTS

For the year ended December 31 (in millions, except percentages and per share data)	2012	2011(1)	2010

Revenues	$5,695	$5,177	$4,981
Operating income	949	967	1,116
Operating income, excluding significant items(2)(6)	1,309	967	1,116
Net income	484	570	651

Basic earnings per share (“EPS”)	2.82	3.37	3.86
Diluted earnings per share	2.79	3.34	3.85
Diluted earnings per share, excluding significant items(2)(6)	4.34	3.15	3.85
Dividends declared per share	1.3500	1.1700	1.0575

Return on capital employed (“ROCE”)(3)	6.9%	7.4%	8.7%
Operating ratio	83.3%	81.3%	77.6%
Operating ratio, excluding significant items(2)(6)	77.0%	81.3%	77.6%

Free cash(2)(4)	93	(724)	(324)
Voluntary prepayments to the main Canadian defined benefit pension plan (included in Free cash above)	–	(600)	(650)

Total assets at December 31	14,727	14,110	13,676
Total long-term financial liabilities at December 31(5)	4,735	4,812	4,170

30	2012 ANNUAL REPORT

Diluted EPS ($)	Diluted EPS, excluding significant items ($)(2)	Operating ratio (%)	Operating ratio, excluding significant items (%)(2)

(1) The 2011 figures include a $37 million tax benefit resulting from the resolution of certain income tax matters related to previous-year tax filings and estimates.

(2) This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. This earnings measure and significant items are discussed further in Section 15, Non-GAAP Measures. A reconciliation of operating income, operating ratio, and diluted earnings per share, excluding significant items to operating income, operating ratio and diluted earnings per share as reported in the financial statements is provided in Section 15, Non-GAAP Measures. A reconciliation of free cash to GAAP cash position is included in Section 14, Liquidity and Capital Resources.

(3) ROCE is defined as earnings before interest and taxes (“EBIT”) (on a rolling 12 month basis), divided by the average for the year of total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP, and it is discussed further in Section 15, Non-GAAP Measures.

(4) Includes $nil, $600 million and $650 million voluntary prepayments to the Company’s main Canadian defined benefit pension plan in 2012, 2011 and 2010, respectively, discussed further in Section 22, Critical Accounting Estimates.

(5) Total long-term financial liabilities excludes: deferred taxes of $2,092 million, $1,819 million and $1,945 million, and other non-financial long-term liabilities of $1,573 million, $1,620 million and $1,447 million for the years 2012, 2011 and 2010, respectively.

(6) Significant items are discussed further in Section 15, Non-GAAP Measures.

2012 ANNUAL REPORT	31

6. OPERATING RESULTS

Income

Operating income was $949 million in 2012, a decrease of $18 million, or 2%, from $967 million in 2011.

This decrease was primarily due to:

☐	asset impairment and labour restructuring charges of $318 million;

☐	higher volume variable expenses;

☐	higher incentive and stock-based compensation expenses;

☐	the net impact of the strike in the second quarter;

☐	higher depreciation and amortization expenses; and

☐	management transition costs of $42 million, reflected in Compensation and benefits and Purchased services and other.

This decrease was partially offset by:

☐	increased volumes of traffic, generating higher freight revenue;

☐	efficiency savings derived from improved operating performance, asset utilization and improved operating conditions;

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage;

☐	higher freight rates; and

☐	the favourable impact of the change in foreign exchange (“FX”).

Operating income was $967 million in 2011, a decrease of $149 million, or 13%, from $1,116 million in 2010.

This decrease was primarily due to:

☐	significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding;

☐	the net unfavourable impact of higher fuel costs;

☐	increased IT costs associated with outsourced infrastructure and maintenance services and planning expenses with respect to new applications in support of future growth;

☐	higher crew training expenses to meet business demand and attrition; and

☐	the net unfavourable impact of the change in FX.

This decrease was partially offset by lower incentive and stock-based compensation expenses.

Net income was $484 million in 2012, a decrease of $86 million, or 15%, from $570 million in 2011. This decrease was primarily due to:

☐	an increase in income tax expense primarily due to the impact of a tax recovery in the fourth quarter of 2011 of $37 million from the resolution of certain income tax items;

☐	an increase in net interest expense due to new debt issuances in 2011;

☐	an increase in Other income and charges due to advisory fees related to shareholder matters; and
☐	lower operating income.

Net income was $570 million in 2011, a decrease of $81 million, or 12%, from $651 million in 2010. This decrease was primarily due to:

☐	lower operating income and the unfavourable impact of expenses associated with the early redemption of the 2013 debt;

☐	the unfavourable impact of FX losses on working capital; and

☐	increased advisory fees related to shareholder matters in Other income and charges.

This decrease was partially offset by lower income tax expense, driven primarily by the resolution of certain income tax matters and lower taxable income.

Diluted Earnings per Share

Diluted EPS was $2.79 in 2012, a decrease of $0.55, or 16% from $3.34 in 2011. This decrease was primarily due to lower net income. Diluted EPS for 2012 includes a $1.55 per share charge in labour restructuring and asset impairment, discussed further in Section 9, Operating Expenses,

32	2012 ANNUAL REPORT

advisory costs due to shareholder matters, management transition costs and Ontario corporate tax rate change, discussed further in Section 15, Non-GAAP Measures. Diluted EPS, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was $4.34 in 2012, an increase of $1.19, or 38%, from $3.15 in 2011. This increase was primarily due to higher operating income, excluding significant items, discussed further in Section 15, Non-GAAP Measures.

Diluted EPS, excluding significant items, and operating income, excluding significant items, have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

Diluted EPS was $3.34 in 2011, a decrease of $0.51, or 13%, from $3.85 in 2010. This decrease was primarily due to lower net income. Diluted EPS for 2011 includes a $0.22 per share income tax benefit, discussed further in Section 10, Other Income Statement Items.

Diluted EPS, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was $3.15 in 2011, a decrease of $0.70, or 18%, from $3.85 in 2010. This decrease was primarily due to lower operating income, excluding significant items, discussed further in Section 15, Non-GAAP Measures.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. Our operating ratio was 83.3% in 2012, an increase from 81.3% in 2011. The increase was primarily due to asset impairment and labour restructuring charges and management transition costs, which negatively impacted operating ratio by 630 basis points.

The operating ratio, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was 77.0% in 2012, a decrease from 81.3% in 2011. This improvement was primarily due to an increase in freight revenues and efficiency savings derived from improved operating performance, asset utilization and improved operating conditions. Operating ratio, excluding significant items, has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies.

Our operating ratio was 81.3% in 2011, an increase from 77.6% in 2010. This increase was primarily due to higher weather related costs and inefficiencies, higher fuel costs, increased IT costs and increased crew training costs.

Return on Capital Employed

Return on capital employed at December 31, 2012 was 6.9% compared with 7.4% in 2011 and 8.7% in 2010. The decrease in 2012 and 2011 was due to lower earnings.

Impact of Foreign Exchange on Earnings

Fluctuations in FX affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.

Canadian to U.S. dollar Average exchange rates	2012	2011	2010

Year ended – December 31	$1.00	$0.99	$1.03
For the three months ended – December 31	$0.99	$1.02	$1.02

Canadian to U.S. dollar Exchange rates	2012	2011	2010

Beginning of year – January 1	$1.02	$0.99	$1.05
Beginning of quarter – April 1	$1.00	$0.97	$1.02
Beginning of quarter – July 1	$1.02	$0.96	$1.06
Beginning of quarter – October 1	$0.98	$1.05	$1.03
End of quarter – December 31	$0.99	$1.02	$0.99

Average Fuel Price (U.S. dollars per U.S. gallon)	2012	2011	2010

Year ended – December 31	$3.45	$3.38	$2.50
For the three months ended – December 31	$3.47	$3.45	$2.68

2012 ANNUAL REPORT	33

7. PERFORMANCE INDICATORS

For the year ended December 31	2012	2011	2010	% Change
				2012 vs. 2011	2011 vs. 2010

Operations performance
Freight gross ton-miles (millions)	254,354	247,955	242,757	3	2
Train miles (thousands)	40,270	40,145	39,576	–	1
Average train weight – excluding local traffic (tons)	6,709	6,593	6,519	2	1
Average train length – excluding local traffic (feet)	5,838	5,665	5,660	3	–
Average train speed – AAR definition (mph)	24.4	21.3	22.7	15	(6)
Average terminal dwell – AAR definition (hours)	17.6	19.9	21.4	(12)	(7)
Car miles per car day	202.3	160.1	159.4	26	–
Locomotive productivity (daily average GTMs/active horsepower (“HP”))	179.8	166.7	176.6	8	(6)
Employee productivity (million GTMs/expense employee)(2)	17.4	17.5	17.5	(1)	–
Fuel efficiency(1)	1.15	1.18	1.17	(3)	1
Average number of active employees – expense(2)	14,594	14,169	13,879	3	2
Average daily active cars on-line (thousands)	40.9	51.4	50.9	(20)	1
Average daily active road locomotives on-line	1,007	1,085	1,016	(7)	7
Safety indicators(3)
FRA personal injuries per 200,000 employee-hours	1.46	1.85	1.67	(21)	11
FRA train accidents per million train-miles	1.67	1.88	1.67	(11)	13

(1) Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 Gross ton-miles (“GTMs”) – freight and yard.

(2) An employee is defined as an individual who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, consultants, and trainees.

(3) Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 25, Glossary of Terms.

Operations Performance

During 2012, the Company’s continued focus on service resulted in improvements in many key operational performance indicators, discussed below. The Company’s fourth quarter operational performance indicators demonstrate that these improvements are continuing, as discussed in Section 12, Fourth-Quarter Summary.

GTMs for 2012 were 254,354 million, which increased by 3% compared with 247,955 million in 2011. This increase was primarily due to higher traffic volumes in the Company’s Intermodal and Merchandise franchises. This increase was offset by a reduction in bulk shipments, and the impact of volumes lost during the strike in the second quarter.

GTMs for 2011 were 247,955 million, which increased by 2% compared with 242,757 million in 2010. This increase was primarily due to traffic mix changes.

Train miles for 2012 were relatively flat compared with 2011, with higher workload offset by an increase in train weights. Train miles for 2011 were also relatively flat compared with 2010. Train miles in the first half of 2012 increased 6% compared to the same period in 2011. Train miles in the second half of 2012 decreased by 3%, largely attributable to compressed train service transit schedules.

Average train weight increased in 2012 by 116 tons or 2% from 2011. Average train weight in the first half of 2012 was relatively flat compared to the same period in 2011. Average train weight in the second half of 2012 increased by 4%. Average train length increased in 2012 by 173 feet or 3% from 2011. Average train length in the first half of 2012 was relatively flat compared to the same period in 2011. Average train length in the second half of 2012 increased by 6%. Average train weight and length benefited from increased Merchandise and Intermodal workload moving in existing train service and the successful execution of the Company’s operating plan. Improvements to average train weight and length were further enabled by the siding extension strategy, which allowed for the operation of longer and heavier trains.

Average train weight increased in 2011 by 74 tons or 1% from 2010. This increase was primarily due to our continued implementation of the long-train strategy in the bulk franchise.

34	2012 ANNUAL REPORT

Average train length increased in 2011 by 5 feet from 2010. This was relatively flat year over year.

Average train speed was 24.4 miles per hour in 2012, an increase of 15%, from 21.3 miles per hour in 2011. This increase was primarily due to ongoing capacity investments, improved operating conditions and the successful execution of the Company’s operating plan.

Average train speed was 21.3 miles per hour in 2011, a decrease of 6%, from 22.7 miles per hour in 2010. This decrease was primarily due to increased volumes, traffic mix and significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year of 2011.

Average terminal dwell, the average time a freight car resides in a terminal, decreased by 12% in 2012 to 17.6 hours from 19.9 hours in 2011. This decrease was primarily due to a focus on maintaining yard fluidity and the successful execution of our operating plan. Decreases in average terminal dwell were also impacted by the decommissioning of hump operations yards in Toronto, Winnipeg, Chicago and Calgary, and intermodal terminal consolidations in Toronto and Chicago.

Average terminal dwell, decreased by 7% in 2011 to 19.9 hours when compared to 21.4 hours in 2010. This decrease was primarily due to programs supporting the execution of our operating plan designed to improve asset velocity and a continued focus on the storage of surplus cars.

Car miles per car day were 202.3 in 2012, an increase of 26% from 160.1 in 2011. This increase was primarily due to the successful execution of the operating plan, improved operating conditions and the removal of 10,500 active cars from the network over the full year.

Car miles per car day were 160.1 in 2011, relatively flat compared to 159.4 in 2010. This was primarily due to poor operating fluidity as a result of significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year and was partially offset by various initiatives in the design and execution of our operating plan focused on improving asset velocity.

Locomotive productivity, which is daily average GTMs/active HP, increased in 2012 by 8% from 2011. Locomotive productivity in the first half of 2012 increased 6% compared to the same period in 2011. Locomotive productivity in the second half of 2012 increased by 11%. This increase was primarily due to improvements in network fluidity and the successful execution of the Company’s operating plan.

Locomotive productivity decreased in 2011 by 6% from 2010. The decrease was primarily due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year.

Employee productivity, which is million GTMs/expense employee, was relatively flat in 2012 compared to 2011. Benefits realized through the successful execution of the Company’s operating plan were offset by the Company’s hiring plan in advance of anticipated attrition in the first half of 2012.

Employee productivity in 2011 was relatively flat from 2010.

Fuel efficiency improved by 3% in 2012 compared to 2011. This improvement was primarily due to improved operating conditions and the advancement of the Company’s fuel conservation strategies including replacement of older units with new more fuel efficient locomotives.

Fuel efficiency declined by 1% in 2011 compared with 2010. This decline was primarily due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year.

The average number of active expense employees for 2012 increased by 425, or 3%, compared with 2011. This increase was primarily due to additional hiring early in the year to address volume growth projections and anticipated attrition over future quarters, partially offset by improvements in labour productivity and the impact of the strike, including temporary layoffs. During the first half of 2012, the average number of active expense employees increased, however labour productivity improvements allowed for a decrease in active expense employees by the end of the year, as discussed in Section 12, Fourth-Quarter Summary.

The average number of active expense employees for 2011 increased by 290, or 2%, compared with 2010. This increase was primarily due to additional hiring to address volume growth projections and attrition.

The average daily active cars on-line for 2012 decreased by 10,500 cars, or 20%, compared with 2011. This decrease was primarily due to improved network fluidity, our successful execution of our operating plan and a focus on the storage, disposal and return to lessors of surplus cars.

The average daily active cars on-line for 2011 was relatively flat compared with 2010.

The average daily active road locomotives on-line for 2012 decreased by 78 units, or 7%, compared with 2011. This improvement was primarily due to more efficient and fluid operations, driving improved asset velocity, improved fleet reliability, and the successful execution of the operating plan, offset in part by higher traffic volumes.

The average daily active road locomotives on-line for 2011 increased by 69 units, or 7%, compared with 2010. This increase was primarily due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year which reduced network speed and added train miles for rerouting of traffic.

Safety Indicators

Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

2012 ANNUAL REPORT	35

The FRA personal injury rate per 200,000 employee-hours for CP was 1.46 in 2012, 1.85 in 2011 and 1.67 in 2010. The personal injury rate of 1.46 represents a 21% performance improvement compared to 2011.

The FRA train accident rate for CP in 2012 was 1.67 accidents per million train-miles, compared with 1.88 in 2011 and 1.67 in 2010. CP’s 2012 train accident rate of 1.67 is 11% lower than 2011.

8. LINES OF BUSINESS

Revenues

2012 Freight Revenues	2011 Freight Revenues

				% Change
For the year ended December 31 (in millions)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010

Freight revenues
Grain	$1,172	$1,100	$1,135	7	(3)
Coal	602	556	491	8	13
Sulphur and fertilizers	520	549	475	(5)	16
Industrial and consumer products	1,268	1,017	903	25	13
Automotive	425	338	316	26	7
Forest products	193	189	185	2	2
Intermodal	1,370	1,303	1,348	5	(3)

Total freight revenues	5,550	5,052	4,853	10	4
Other revenues	145	125	128	16	(2)

Total revenues	$5,695	$5,177	$4,981	10	4

Our revenues are primarily derived from transporting freight. Other revenues are generated primarily from the leasing of certain assets, switching fees, contracts with passenger service operators, and logistical services.

In 2012, 2011 and 2010 no one customer comprised more than 10% of total revenues and accounts receivable.

2012 TO 2011 COMPARATIVES

Freight Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $5,550 million in 2012, an increase of $498 million, or 10% from $5,052 million in 2011.

This increase was primarily due to higher:

☐	volumes in Industrial and consumer products, Coal and Automotive;

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage;

36	2012 ANNUAL REPORT

☐	freight rates for all lines of business; and

☐	the favourable impact of the change in FX.

This increase was partially offset by lower shipments in Sulphur and fertilizers and the strike impacting Canadian originating shipments in the second quarter of 2012.

Fuel Cost Recovery Program

The short term volatility in fuel prices may adversely or positively impact expenses and revenues. CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices.

Grain

Grain transported by CP consists of both whole grains, such as wheat, corn, soybeans and canola, and processed products such as meals, oils, and flour. Canadian grain products are primarily transported to ports for export and to Canadian and U.S. markets for domestic consumption. U.S. grain products are shipped from the Midwestern U.S. to other points in the Midwest, the Pacific Northwest and Northeastern U.S. Grain revenue was $1,172 million in 2012, an increase of $72 million, or 7%, from $1,100 million in 2011.

This increase was primarily due to:

☐	increased Canadian originating traffic volumes, as measured in carloads, in the first half of 2012 due to strong demand;

☐	increased U.S. originating traffic volumes, in the second half of 2012 due to higher overall production in CP’s draw territory;

☐	increased freight rates;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	the favourable impact of the change in FX.

This increase was partially offset by lower U.S. originated shipments in the first half of the year due to a poor 2011 harvest in CP’s draw territory and the strike impacting Canadian originating shipments in the second quarter of 2012.

Coal

Our Canadian coal business consists primarily of metallurgical coal transported from southeastern B.C. to the ports of Vancouver, B.C. and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest or for export through west coast ports. Coal revenue was $602 million in 2012, an increase of $46 million, or 8%, from $556 million in 2011.

This increase was primarily due to higher:

☐	Canadian metallurgical coal shipments due to strong overall demand;

☐	U.S. thermal coal volumes to Midwestern U.S. markets;

☐	interline shipments of thermal coal from the PRB through Canadian west coast ports; and

☐	fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes.

This increase was partially offset by the strike impacting Canadian originating shipments in the second quarter of 2012.

Sulphur and Fertilizers

Sulphur and fertilizers include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, B.C. and Portland, Oregon, and to other Canadian and U.S. destinations. Sulphur and fertilizers revenue was $520 million in 2012, a decrease of $29 million, or 5%, from $549 million in 2011.

This decrease was primarily due to lower export potash shipments reflecting weaker export market demand and was partially offset by higher:

☐	dry and wet fertilizer shipments in the second half of the year due to increased demand;

☐	domestic potash shipments due to strong domestic demand;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

Industrial and Consumer Products

Industrial and consumer products include chemicals, plastics, aggregates, steel, minerals, ethanol and other energy-related products, other than coal, shipped throughout North America. Industrial and consumer products revenue was $1,268 million in 2012, an increase of $251 million, or 25%, from $1,017 million in 2011.

2012 ANNUAL REPORT	37

This increase was primarily due to:

☐	higher volumes due to strong market demand and growth in the Bakken Oil Formation, the Alberta Industrial Heartland and the Marcellus Gas Formation and for energy related inputs;

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes;

☐	increased freight rates; and

☐	the favourable impact of the change in FX.

Automotive

Automotive consists primarily of three core finished vehicle traffic segments: import vehicles, Canadian produced and U.S. produced vehicles. These segments move through Port Metro Vancouver to eastern Canadian markets; to the U.S. from Ontario production facilities; and to Canadian markets, respectively. Automotive revenue was $425 million in 2012, an increase of $87 million, or 26%, from $338 million in 2011.

This increase was primarily due to:

☐	increased shipments as a result of higher North American automotive production and consumption;

☐	recovery of production by Japanese manufacturers from the impacts of the 2011 tsunami;

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes; and

☐	increased freight rates.

Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenue was $193 million in 2012, an increase of $4 million, or 2%, from $189 million in 2011.

This increase was primarily due to higher:

☐	shipments of lumber and panel products due to improving market conditions;

☐	freight rates; and

☐	fuel surcharge revenues due to the change in fuel price.

This increase was partially offset by the strike impacting Canadian shipments in the second quarter and weaker market conditions for pulp and paper products.

Intermodal

CP’s intermodal portfolio consists of domestic and international services. Our domestic business consists primarily of the movement of manufactured consumer products in containers within North America. The international business handles the movement of marine containers between ports and North American inland markets. Intermodal revenue was $1,370 million in 2012, an increase of $67 million, or 5%, from $1,303 million in 2011.

This increase was primarily due to:

☐	higher shipments driven by increased consumer demand;

☐	improved service and operating performance;

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes; and

☐	increased freight rates.

This increase was partially offset by lower shipments through the Port of Montreal as a result of softness in the European economy and the strike impacting Canadian shipments in the second quarter.

Other Revenue

Other revenue was $145 million in 2012, an increase of $20 million, or 16%, from $125 million in 2011. This increase was primarily due to higher leasing and passenger revenues.

2011 TO 2010 COMPARATIVES

Revenue variances below compare 2011 to 2010 figures.

Freight Revenues

Freight revenues were $5,052 million in 2011, an increase of $199 million, or 4%, from $4,853 million in 2010.

38	2012 ANNUAL REPORT

This increase was primarily due to higher:

☐	shipments in Industrial and consumer products, Automotive, and potash;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates for all lines of business.

This increase was partially offset by:

☐	lower volumes of import/export intermodal traffic;

☐	lower U.S. originating coal shipments;

☐	lower U.S. originating grain shipments; and

☐	the unfavourable impact of the change in FX.

Grain

Grain revenue was $1,100 million in 2011, a decrease of $35 million, or 3%, from $1,135 million in 2010.

This decrease was primarily due to:

☐	lower U.S. originated shipments driven by reduced wheat production and export demand for feed grains;

☐	lower Canadian grain shipments in the first half of the year due to unusually difficult weather and other supply chain issues; and

☐	the unfavourable impact of the change in FX.

This decrease was partially offset by:

☐	increased Canadian grain shipments resulting from the introduction of our scheduled grain program enabling us to recapture market share in the second half of the year;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

Coal

Coal revenue was $556 million in 2011, an increase of $65 million, or 13% from $491 million in 2010.

This increase was primarily due to an increase in long-haul metallurgical coal shipments due to strong overall demand and increased freight rates for U.S. originated traffic. This increase was partially offset by lower U.S. originating volumes as certain short haul U.S. thermal coal contracts were not renewed, as well as the unfavourable impact of the change in FX.

Sulphur and Fertilizers

Sulphur and fertilizers revenue was $549 million in 2011, an increase of $74 million, or 16% from $475 million in 2010.

This increase was primarily due to higher:

☐	export potash shipments as volumes fully recovered to pre-recession levels;

☐	domestic potash and fertilizer shipments due to an increased overall demand;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Forest Products

Forest products revenue was $189 million in 2011, an increase of $4 million, or 2%, from $185 million in 2010.

This increase was primarily due to higher:

☐	shipments of pulp and paper products for the first three quarters of the year due to a re-opening of a mill on our line in 2010;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Industrial and Consumer Products

Industrial and consumer products revenue was $1,017 million in 2011, an increase of $114 million, or 13% from $903 million from 2010.

2012 ANNUAL REPORT	39

This increase was primarily due to higher:

☐	overall industrial products volumes due to strong market demand and growth in the Bakken Oil Formation, the Alberta Industrial Heartland and the Marcellus Gas Formation and for energy related inputs;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Automotive

Automotive revenue was $338 million in 2011, an increase of $22 million, or 7%, from $316 million in 2010.

This increase was primarily due to higher:

☐	shipments as a result of higher North American auto sales and higher overall auto production by domestic producers;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by reduced import volumes through the Port Metro Vancouver and production at certain North American plants which suffered from component delivery disruptions following the earthquake and tsunami in Japan, and the unfavourable impact of the change in FX.

Intermodal

Intermodal revenue was $1,303 million in 2011, a decrease of $45 million, or 3%, from $1,348 million in 2010.

This decrease was primarily due to:

☐

lower overall volumes due to the loss of market share as a result of significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year;

☐	lower shipments through the Port Metro Vancouver; and

☐	the unfavourable impact of the change in FX.

This decrease was partially offset by increased freight rates and higher fuel cost recovery revenues due to the increase in fuel price.

Other Revenue

Other revenue was $125 million in 2011, a decrease of $3 million, or 2%, from $128 million in 2010. This decrease was primarily due to lower passenger revenues and the unfavourable impact of the change in FX, partially offset by higher leasing and switching revenues.

Volumes

2012 Carloads	2012 Revenue ton-miles

40	2012 ANNUAL REPORT

				% Change
For the year ended December 31	2012	2011	2010	2012 vs. 2011	2011 vs. 2010

Carloads (in thousands)
Grain	433	450	467	(4)	(4)
Coal	337	313	341	8	(8)
Sulphur and fertilizers	177	199	177	(11)	12
Industrial and consumer products	469	421	397	11	6
Automotive	162	145	137	12	6
Forest products	67	72	72	(7)	–
Intermodal	1,024	997	1,070	3	(7)

Total carloads	2,669	2,597	2,661	3	(2)

Revenue ton-miles (in millions)
Grain	33,082	32,481	34,556	2	(6)
Coal	22,375	21,041	19,021	6	11
Sulphur and fertilizers	17,058	20,468	17,687	(17)	16
Industrial and consumer products	30,469	24,122	22,143	26	9
Automotive	2,482	2,080	2,067	19	1
Forest products	4,713	4,960	5,091	(5)	(3)
Intermodal	24,853	23,907	25,863	4	(8)

Total revenue ton-miles	135,032	129,059	126,428	5	2

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

Volumes in 2012, as measured by total carloads, increased by approximately 72,000 units, or 3% compared to the same period of 2011.

This increase in carloads was primarily due to higher:

☐	volumes due to strong market demand and growth in the Bakken Oil Formation, the Alberta Industrial Heartland and the Marcellus Gas Formation and for energy related inputs;

☐	intermodal traffic volumes driven by increased consumer demand;

☐	volumes of Canadian metallurgical coal shipments, U.S. thermal coal volumes to Midwestern U.S. markets and from the PRB through Canadian west coast ports; and

☐	automotive shipments as a result of higher North American automotive production and consumption.

This increase in carloads was partially offset by lower:

☐	export potash shipments reflecting weaker export market demand;

☐	lower U.S. originated grain shipments in the first half of the year due to a poor 2011 harvest in CP’s draw territory; and

☐	weaker market conditions for pulp and paper in Forest products.

Volumes in 2011, as measured by total carloads, decreased by approximately 64,000 units, or 2% compared to the same period of 2010.

This decrease in carloads was primarily due to lower volumes of:

☐	import/export intermodal traffic;

☐	U.S. originating coal; and

☐	U.S. originating grain shipments.

This decrease in carloads was partially offset by increased:

☐	volumes of Industrial and consumer products traffic;

☐	volumes of export and domestic potash; and

2012 ANNUAL REPORT	41

☐	export coal shipments.

Revenue ton-miles (“RTMs”) in 2012 increased by approximately 5,973 million, or 5%, compared to the same period of 2011.

This increase was primarily due to higher:

☐	shipments of energy related commodities which have an above average length of haul;

☐	Canadian originating shipments of metallurgical coal volumes through Port Metro Vancouver; and

☐	intermodal shipments through Port Metro Vancouver.

This increase in RTMs was partially offset by lower export potash shipments in Sulphur and fertilizers and lower pulp and paper volumes in Forest products.

RTMs in 2011 increased by approximately 2,631 million, or 2%, compared to the same period of 2010. This increase was primarily due to higher:

☐	volumes in Industrial and consumer products;

☐	volumes of export and domestic potash; and

☐	long-haul metallurgical coal shipments.

This increase in RTMs was partially offset by lower U.S. originating grain shipments and lower volumes of import/export intermodal traffic.

Freight Revenue per Carload

				% Change
For the year ended December 31 (dollars)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010

Freight revenue per carload
Grain	$2,707	$2,444	$2,430	11	1
Coal	1,786	1,776	1,440	1	23
Sulphur and fertilizers	2,938	2,759	2,684	6	3
Industrial and consumer products	2,704	2,416	2,275	12	6
Automotive	2,623	2,331	2,307	13	1
Forest products	2,881	2,625	2,569	10	2
Intermodal	1,338	1,307	1,260	2	4

Total freight revenue per carload	$2,079	$1,945	$1,824	7	7

Total freight revenue per carload in 2012 increased by 7% compared to 2011.

This increase was primarily due to:

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage;

☐	increased freight rates; and

☐	the favourable impact of the change in FX.

Total freight revenue per carload in 2011 increased by 7% compared to the same period of 2010. This increase was due to:

☐	higher fuel cost recovery revenues;

☐	overall increased length of haul reflecting traffic mix changes; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

42	2012 ANNUAL REPORT

Freight Revenue per Revenue Ton-Mile

				% Change
For the year ended December 31 (cents)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010

Freight revenue per revenue ton-mile
Grain	3.54	3.39	3.28	4	3
Coal	2.69	2.64	2.58	2	2
Sulphur and fertilizers	3.05	2.68	2.69	14	–
Industrial and consumer products	4.16	4.22	4.08	(1)	3
Automotive	17.12	16.25	15.29	5	6
Forest products	4.10	3.81	3.63	8	5
Intermodal	5.51	5.45	5.21	1	5

Total freight revenue per revenue ton-mile	4.11	3.91	3.84	5	2

Freight revenue per RTM increased by 5% in 2012 compared to 2011.

This increase was primarily due to:

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage;

☐	increased freight rates;

☐	a decrease in export shipments of potash which generate a lower freight revenue per RTM; and

☐	the favourable impact of the change in FX.

This increase was partially offset by traffic mix changes due to strong growth in energy related inputs and outputs, which generate lower revenue per RTM.

Freight revenue per RTM increased by 2% in 2011 compared to 2010. This increase was primarily due to increased fuel surcharge revenues and increased freight rates. This increase was partially offset by traffic mix changes including strong growth in the Sulphur and fertilizers line of business, which generates lower revenue per RTM, and the unfavourable impact of the change in FX.

9. OPERATING EXPENSES

2012 Operating expenses	2011 Operating expenses

2012 ANNUAL REPORT	43

				% Change
For the year ended December 31 (in millions)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010

Operating expenses
Compensation and benefits(1)	$1,506	$1,426	$1,431	6	–
Fuel	999	968	728	3	33
Materials	238	243	214	(2)	14
Equipment rents	206	209	206	(1)	1
Depreciation and amortization	539	490	489	10	–
Purchased services and other(1)	940	874	797	8	10
Asset impairment	265	–	–	–	–
Labour restructuring	53	–	–	–	–

Total operating expenses	$4,746	$4,210	$3,865	13	9

(1) As a result of the management transition, a charge of $20 million and $22 million were charged in Compensation and benefits and Purchased services and other, respectively.

Operating expenses were $4,746 million in 2012, an increase of $536 million, or 13%, from $4,210 million in 2011.

This increase was primarily due to:

☐	asset impairment and labour restructuring charges;

☐	higher volume variable expenses, such as fuel, crews and intermodal operations, as a result of an increase in workload;

☐	higher incentive and stock-based compensation expenses driven by improved operating and stock performance as compared to 2011;

☐	higher depreciation and amortization expenses;

☐	management transition costs, reflected in Compensation and benefits and Purchased services and other;

☐	higher IT costs associated with infrastructure and maintenance services;

☐	the unfavourable impact of the change in FX; and

☐	higher fuel prices.

This increase was partially offset by:

☐	improved operating performance, asset utilization and operating conditions;

☐	certain volume variable expenses saved as a result of the strike in the second quarter of 2012; and

☐	an insurance recovery recognized in the first quarter of 2012, related to flooding in southern Alberta and Saskatchewan in 2010.

2012 TO 2011 COMPARATIVES

Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries and fringe benefits. Compensation and benefits expense was $1,506 million in 2012, an increase of $80 million, or 6%, from $1,426 million in 2011.

This increase was primarily due to:

☐	increased incentive and stock-based compensation expenses driven by improved operating and stock performance as compared to 2011;

☐	higher crew costs as a result of an increase in workload, measured by GTMs;

☐	an increase in the number of employees in the first half of 2012, to meet business demand and anticipated attrition;

☐	charges associated with management transition;

☐	labour and benefits inflation; and

☐	the unfavourable impact of the change in FX.

44	2012 ANNUAL REPORT

This increase was partially offset by:

☐	operational efficiencies which favourably impacted yard and road crew costs;

☐	savings from reduced overtime hours;

☐	crew and dispatching costs saved as a result of the strike;

☐	a reduction in training costs for running trade employees relative to 2011, due to fewer new hires; and

☐	a reduction in pension expense.

Fuel

Fuel expense consists of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. Fuel expense was $999 million in 2012, an increase of $31 million, or 3%, from $968 million in 2011.

This increase was primarily due to:

☐	increased traffic volumes, as measured by GTMs;

☐	higher fuel prices;

☐	the unfavourable impact of the change in FX; and

☐	the gain on settled diesel futures contracts recorded in 2011.

This increase was partially offset by a favourable change in fuel efficiency, reflecting improved operational fluidity, storage of older less fuel efficient locomotives, and a continued focus on the Company’s fuel conservation strategies.

Materials

Materials expense includes the cost of material used for track, locomotive, freight car, building maintenance, and software. Materials expense was $238 million in 2012, a decrease of $5 million, or 2%, from $243 million in 2011.

Improved operating conditions as compared to 2011 reduced the need for freight car repairs, and increased locomotive availability combined with the storage of less reliable and less efficient locomotives reduced locomotive repair costs.

This decrease was partially offset by additional licensing, maintenance and support costs associated with software.

Equipment Rents

Equipment rents expense includes the cost to lease freight cars, intermodal equipment, and locomotives from other companies including railways, net of rental income received from other railways for the use of our equipment. Equipment rents expense was $206 million in 2012, a decrease of $3 million, or 1%, from $209 million in 2011.

This decrease reflects freight car and locomotive operating efficiencies and improved operating conditions which have contributed to improved asset velocity. As a result, the Company has required fewer freight cars and locomotives, reducing the payments made to foreign railways for the use of their freight cars and permitting the return of certain leased freight cars.

These benefits were partially offset by:

☐	lower receipts, reflecting reduced usage of CP owned freight cars by foreign railways;

☐	higher freight car lease costs due to higher rates; and

☐	the unfavourable impact of the change in FX.

Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, rolling stock, information systems and other depreciable assets. Depreciation and amortization expense was $539 million in 2012, an increase of $49 million, or 10%, from $490 million in 2011. This increase was primarily due to higher depreciable assets as a result of our capital program and the acceleration of depreciation on certain legacy IT assets as we invest and renew our IT infrastructure.

2012 ANNUAL REPORT	45

Purchased Services and Other

				% Change
For the year ended December 31 (in millions)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010

Purchased services and other
Support and facilities	$420	$382	$345	10	11
Track and operations	192	191	164	1	16
Intermodal	153	147	141	4	4
Equipment	89	75	83	19	(10)
Casualty	80	80	64	–	25
Other	29	24	28	21	(14)
Land sales	(23)	(25)	(28)	(8)	(11)

Total Purchased services and other	$940	$874	$797	8	10

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injuries and damage, environmental remediation, property and other taxes, contractor and consulting fees, insurance, gains on land sales and equity earnings. Purchased services and other expense was $940 million in 2012, an increase of $66 million, or 8%, from $874 million in 2011.

The increase was primarily due to:

☐	management transition costs of $22 million, included in Other;

☐	higher IT costs associated with infrastructure and maintenance services, reported in Support and facilities;

☐	increased third party repair costs for freight cars being returned to lessors and a higher number of overhauls performed on locomotives, included in Equipment;

☐	increased expenses related to higher workload, included in Track and operations, Intermodal and Equipment;

☐	termination costs of a warranty service agreement as part of our insourcing strategy, included in Equipment; and

☐	the unfavourable impact of the change in FX.

The increase was partially offset by:

☐	the favourable impact of improved operating conditions, impacting Support and facilities and Track and operations;

☐	an insurance recovery recognized in the first quarter of 2012, related to flooding in southern Alberta and Saskatchewan in 2010, included in Other; and
☐	lower relocation expenses, included in Track and operations.

Asset Impairment

During the fourth quarter of 2012, the Company recorded an asset impairment charge related to its investment in the Powder River Basin (“PRB”) and another investment of $185 million ($111 million after tax) and an impairment loss on a certain series of locomotives of $80 million ($59 million after tax).

Powder River Basin impairment

As part of the acquisition of Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) in 2007, CP acquired the option to build a 260 mile extension of its network into coal mines in the PRB.

Due to continued deterioration in the market for domestic thermal coal, including a sharp deterioration in 2012, in the fourth quarter of 2012 CP deferred plans to extend its rail network into the PRB coal mines indefinitely. The amount of the impairment was $180 million ($107 million after tax). The impairment was comprised of:

☐	construction plans, including capitalized interest: $134 million ($80 million after tax);

☐	option impairment: $26 million ($15 million after tax); and

☐	land, land option appraisals, including capitalized interest: $20 million ($12 million after tax).

46	2012 ANNUAL REPORT

Impairment loss on locomotives

In the fourth quarter of 2012, CP reached a decision to dispose of a certain series of locomotives to improve operating efficiencies, and accordingly performed an impairment test on these assets. The impairment test determined that the net book value of these locomotives at the date of the impairment test was $80 million higher than their estimated fair value. The impairment charge of $80 million ($59 million after tax) was recorded as an “Asset impairment” and charged against income.

Labour Restructuring

In the fourth quarter of 2012, CP recorded a charge of $53 million ($39 million after tax) for a labour restructuring initiative. The resulting position reductions are expected to be completed by the end of 2014, with the majority of management and union positions to be eliminated by the end of 2013.

2011 TO 2010 COMPARATIVES

Operating Expenses

Operating expenses were $4,210 million in 2011, an increase of $345 million, or 9%, from $3,865 million in 2010.

This increase was primarily due to higher:

☐	fuel prices;

☐

costs such as additional crew costs, wheel replacements and increased servicing of locomotives required to restore fluidity across our network due to significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding;

☐	volume-related expenses;

☐	IT costs associated with outsourced infrastructure and maintenance services and planning expenses with respect to new applications in support of future growth;

☐	wages and benefits inflation;

☐	crew training expenses due to increased hiring to meet business demand and attrition; and

☐	casualty costs.

This increase was partially offset by lower incentive and stock-based compensation expense and the favourable impact of the change in FX.

Compensation and Benefits

Compensation and benefits expense was $1,426 million in 2011, a decrease of $5 million from $1,431 million in 2010. This decrease was primarily due to lower incentive and stock-based compensation and the favourable impact of the change in FX.

This decrease was partially offset by higher:

☐

crew costs driven by increased workload and less efficient operations due to significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding;

☐	wages and benefits inflation;

☐	crew training expenses as a result of increased hires to meet business demand and attrition; and

☐	pension expense.

Fuel

Fuel expense was $968 million in 2011, an increase of $240 million, or 33%, from $728 million in 2010. This increase was primarily due to higher fuel prices and increased consumption as a result of higher workload as measured by GTMs. This increase was partially offset by the favourable impact of the change in FX and hedging gains.

Materials

Materials expense was $243 million in 2011, an increase of $29 million, or 14%, from $214 million in 2010.

2012 ANNUAL REPORT	47

This increase was primarily due to higher:

☐

number of wheels replaced for freight cars and higher servicing and repair costs for additional locomotives needed to assist in restoring fluidity across our entire network as a result of significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding;

☐	non-locomotive fuel costs; and

☐	workload as measured by GTMs, resulting in increased locomotive and freight car repair and servicing costs.

This increase was partially offset by the favourable impact of the change in FX.

Equipment Rents

Equipment rents expense was $209 million in 2011, an increase of $3 million, or 1%, from $206 million in 2010. This increase was primarily due to higher workload as measured by GTMs, resulting in increased freight car and locomotive leasing costs including higher lease rates.

Depreciation and Amortization

Depreciation and amortization expense was $490 million in 2011, an increase of $1 million, from $489 million in 2010. This increase was primarily due to higher depreciable assets. This increase was partially offset by the favourable impact of updated depreciation rates implemented in 2011 combined with the favourable impact of the change in FX.

Purchased Services and Other

Purchased services and other expense was $874 million in 2011, an increase of $77 million, or 10%, from $797 million in 2010.

This increase was primarily due to higher:

☐	IT costs associated with outsourced infrastructure and maintenance services and planning expenses with respect to new applications in support of future growth;

☐	Casualty expenses due to more costly mishaps and increased claims;

☐	workload affecting Track and operations expenses;

☐	locomotive overhaul costs performed by third parties affecting Equipment expenses; and

☐

costs as a result of inefficient operations due to significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding.

This increase was partially offset by the favourable impact of the change in FX and lower consulting costs.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges consists of gains and losses from the change in foreign exchange on long-term debt (“FX on LTD”) and working capital, various costs related to financing, shareholder costs, gains and losses associated with changes in the fair value of non-hedging derivative instruments and other non-operating expenditures. Other income and charges was an expense of $37 million in 2012, compared to $18 million in 2011. This increase was primarily due to higher advisory fees related to shareholder matters in 2012 and lower gains on long-term floating rate notes. This increase was partially offset by FX gains on LTD and working capital compared to FX losses in 2011.

Other income and charges was an expense of $18 million in 2011, compared to income of $12 million in 2010. This expense was primarily due to:

☐	a net loss on the early redemption of 5.75% Notes due in May 2013;

☐	advisory fees related to shareholder matters; and

☐	FX losses on working capital and long-term debt.

This expense was partially offset by a gain on the sale of long-term floating rate notes.

Net Interest Expense

Net interest expense includes interest on long-term debt and capital leases. Net interest expense was $276 million in 2012, an increase of $24 million, or 10%, from $252 million in 2011. This increase was primarily due to new debt issuances in 2011 as well as the unfavourable impact in the

48	2012 ANNUAL REPORT

change in FX rates on U.S. dollar-denominated interest expense. This was partially offset by the retirement of debt securities in 2011 and higher interest capitalized on capital projects in 2012. Debt issuances and retirements are discussed further in Section 14, Liquidity and Capital Resources.

Net interest expense was $252 million in 2011, a decrease of $5 million, or 2%, from $257 million in 2010.

This decrease was primarily due to the retirement of debt securities and the favourable impact of the change in FX on U.S. dollar-denominated interest expense. This decrease was partially offset by:

☐	interest on new debt issuances;

☐	lower interest capitalized on capital projects in 2011; and

☐	lower interest income resulting from the collection of an interest bearing receivable during the second quarter of 2010.

Debt issuances and retirements are discussed further in Section 14, Liquidity and Capital Resources.

Income Taxes

Income tax expense was $152 million in 2012, an increase of $25 million, or 20%, from $127 million in 2011. This increase was primarily due to the impact of a tax recovery in the fourth quarter of 2011 of $37 million from the resolution of certain income tax matters and the impact of the province of Ontario’s corporate income tax rate change in 2012. This was partially offset by lower income before tax.

Income tax expense was $127 million in 2011, a decrease of $93 million, or 42%, from $220 million in 2010. This decrease was primarily due to lower earnings and the resolution of certain income tax matters.

The effective income tax rate for 2012 was 24%, compared with 18%, and 25% for 2011 and 2010 respectively.

We expect a normalized 2013 income tax rate of between 25% and 27%. The 2013 outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (discussed further in Section 21, Business Risks and Section 22, Critical Accounting Estimates). We expect to have an increase in our cash tax payments in future years.

11. QUARTERLY FINANCIAL DATA

For the quarter ended (in millions, except per share data)	2012				2011
	Dec. 31(1)	Sept. 30	Jun. 30(2)	Mar. 31(3)	Dec. 31(4)	Sept. 30	Jun. 30	Mar. 31

Total revenue	$1,502	$1,451	$1,366	$1,376	$1,408	$1,341	$1,265	$1,163
Operating income	60	376	239	274	303	324	231	109
Net income	15	224	103	142	221	187	128	34

Basic earnings per share	$0.08	$1.31	$0.60	$0.83	$1.31	$1.10	$0.76	$0.20
Diluted earnings per share	0.08	1.30	0.60	0.82	1.30	1.10	0.75	0.20

(1) Significant items included in the fourth quarter of 2012 were: an impairment of the PRB and other investment of $185 million ($111 million after tax), an asset impairment of certain locomotives of $80 million ($59 million after tax), and a labour restructuring charge of $53 million ($39 million after tax).

(2) Significant items included in the second quarter of 2012 were: management transition costs of $42 million ($29 million after tax), advisory fees related to shareholder matters of $13 million ($10 million after tax) and the $11 million impact of the increase in the Ontario corporate income tax rate.

(3) Significant items in the first quarter of 2012 were: advisory fees related to shareholder matters of $14 million ($10 million after tax).

(4) Significant items in the fourth quarter of 2011 were: advisory fees related to shareholder matters of $6 million ($5 million after tax) and the $37 million income tax benefit from the resolution of certain income tax matters related to previous year tax filings and estimates. Significant items are discussed further in Section 15, Non-GAAP Measures.

Quarterly Trends

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

2012 ANNUAL REPORT	49

12. FOURTH-QUARTER SUMMARY

For the three months ended December 31 (in millions)	2012	2011	% Change

Revenues
Grain	$355	$323	10
Coal	156	158	(1)
Sulphur and fertilizers	133	133	–
Industrial and consumer products	335	288	16
Automotive	99	94	5
Forest products	46	47	(2)
Intermodal	340	332	2

Total freight revenues	1,464	1,375	6
Other revenues	38	33	15

Total revenues	1,502	1,408	7

Operating expenses
Compensation and benefits	378	389	(3)
Fuel	256	267	(4)
Materials	60	58	3
Equipment rents	48	51	(6)
Depreciation and amortization	140	123	14
Purchased services and other	242	217	12
Asset impairment	265	–	–
Labour restructuring	53	–	–

Total operating expenses	1,442	1,105	30

Operating income	$60	$303	(80)

Operating Results

Operating income was $60 million in the fourth quarter of 2012, a decrease of $243 million, or 80%, from $303 million in the same period of 2011.

This decrease was primarily due to:

☐	asset impairment and labour restructuring charges;

☐	higher incentive and stock-based compensation expenses driven by improved operating and stock performance as compared to 2011;

☐	lower land sales; and

☐	higher depreciation and amortization expenses.

This decrease was partially offset by:

☐	increased volumes of traffic, generating higher freight revenue;

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage;

☐	efficiencies generated from improved operating performance and asset utilization; and

☐	higher freight rates.

Net income was $15 million in the fourth quarter of 2012, a decrease of $206 million, or 93%, from $221 million in the same period of 2011. This decrease was primarily due to lower operating income and higher net interest expense, partially offset by a decrease in income taxes.

Diluted Earnings per Share

Diluted EPS was $0.08 in the fourth quarter of 2012, a decrease of $1.22, or 94%, from $1.30 in the same period of 2011. This decrease was primarily due to lower net income.

50	2012 ANNUAL REPORT

Diluted EPS, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was $1.28 in the fourth quarter 2012, an increase of $0.17, or 15%, from $1.11 in the same period of 2011. This increase was primarily due to higher operating income, excluding significant items, discussed further in Section 15, Non-GAAP Measures. Diluted EPS, excluding significant items and operating income, excluding significant items have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

Operating Ratio

Our operating ratio was 96.0% in the fourth quarter of 2012, compared with 78.5% in the same period of 2011. This increase of 1,750 basis points was primarily due to asset impairment and labour restructuring charges.

The operating ratio, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was 74.8% in the fourth quarter 2012, a decrease from 78.5% in the same period of 2011. This improvement was primarily due to higher freight revenue at lower incremental costs, primarily offset by higher incentive and stock-based compensation expenses. Operating ratio excluding significant items, has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar. Our FX rates are disclosed in Section 6, Operating Results.

PERFORMANCE INDICATORS

For the three months ended December 31	2012	2011	% Change 2012 vs. 2011

Operations Performance
Freight gross ton-miles (millions)	66,204	65,472	1
Train miles (thousands)	10,046	10,611	(5)
Average train weight – excluding local traffic (tons)	7,014	6,587	6
Average train length – excluding local traffic (feet)	6,132	5,654	8
Average train speed – AAR definition (mph)	24.0	23.4	3
Average terminal dwell – AAR definition (hours)	17.3	17.7	(2)
Car miles per car day	201.7	183.5	10
Locomotive productivity (daily average GTMs/active HP)	197.1	175.1	13
Employee productivity (million GTMs/expense employee)(2)	4.7	4.5	4
Fuel efficiency(1)	1.14	1.17	(3)
Average number of active employees – expense(2)	14,108	14,459	(2)
Average daily active cars on-line (thousands)	42.2	46.7	(10)
Average daily active road locomotives on-line	952	1,085	(12)
Safety indicators(3)
FRA personal injuries per 200,000 employee-hours	1.89	1.70	11
FRA train accidents per million train-miles	1.68	1.40	20

(1) Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 Gross ton-miles (“GTMs”) – freight and yard.

(2) An employee is defined as an individual who worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, consultants and trainees.

(3) Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

Operations Performance

GTMs for the fourth quarter of 2012 were 66,204 million, which increased by 1% compared with 65,472 million in the same period of 2011. This increase was primarily due to higher traffic volumes in the Company’s intermodal and merchandise franchises partially offset by a reduction in bulk shipments.

Train miles for the fourth quarter of 2012 were 10,046 miles, which decreased by 5% compared with 10,611 miles in the same period of 2011. This decrease was primarily due to increases in both train weights and lengths, partially offset by increased workload.

2012 ANNUAL REPORT	51

In the fourth quarter of 2012, average train weight increased by 427 tons or 6% and average train length increased by 478 feet or 8% from the same period of 2011.

Average train weight and length benefited from increased workload in Merchandise and Intermodal being moved in existing train services and the operation of longer and heavier Bulk trains as a result of the successful execution of the Company’s siding extension strategy.

Average train speed was 24.0 miles per hour in the fourth quarter 2012, an increase of 3%, from 23.4 miles per hour in the same period of 2011. This increase was primarily due to ongoing capacity investments and the successful execution of the Company’s operating plan.

Average terminal dwell, the average time a freight car resides in a terminal, decreased by 2% in the fourth quarter of 2012 to 17.3 hours from 17.7 hours in the same period of 2011. This decrease was primarily due to a focus on maintaining yard fluidity and the successful execution of our operating plan.

Car miles per car day were 201.7 in the fourth quarter of 2012, an increase of 10%, from 183.5 in the same period of 2011. This increase was primarily due to the successful execution of the operating plan and the removal of 10,500 active cars from the network over the full year.

Locomotive productivity, which is daily average GTMs/active HP, increased in the fourth quarter of 2012 by 13% from the same period of 2011. This increase was primarily due to improved fluidity resulting from the successful execution of the Company’s operating plan.

Employee productivity, measured as million GTMs/expense employee, increased by 4% in the fourth quarter of 2012 compared to the same period of 2011. This increase was due to the successful execution of the Company’s operating plan leveraging increases in both workload and employee attrition during the quarter.

Fuel efficiency improved by 3% in the fourth quarter of 2012 compared to the same period of 2011. This improvement was primarily due to the advancement of the Company’s fuel conservation strategies including replacement of older units with new more fuel efficient locomotives and the successful execution of the Company’s operating plan.

The average number of active expense employees for the fourth quarter of 2012 of 14,108 decreased by 351, or 2%, compared with 14,459 in the same period of 2011. This decrease was primarily due to improved labour productivity.

The average daily active cars on-line for the fourth quarter of 2012 decreased by 4,500 cars, or 10%, compared with the same period of 2011. This decrease was primarily due to improved network fluidity, the successful execution of our operating plan and a focus on the storage, disposal and return to lessors of surplus cars.

The average daily active road locomotives on-line for the fourth quarter of 2012 decreased by 133 units, or 12%, compared with the same period of 2011. This decrease was primarily the result of improved asset velocity due to more efficient and fluid operations, improved fleet reliability, and the successful execution of the operating plan, partially offset by higher traffic volumes.

Safety Indicators

Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.89 in the fourth quarter of 2012, compared with 1.70 in 2011.

The FRA train accident rate for CP in the fourth quarter of 2012 was 1.68 accidents per million train-miles, compared with 1.40 in 2011.

Freight Revenues

Freight revenues were $1,464 million in the fourth quarter of 2012, an increase of $89 million, or 6%, from $1,375 million in the same period of 2011.

This increase was primarily due to higher:

☐	volumes in Industrial and consumer products, Grain, and Intermodal;

☐	fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage; and

☐	freight rates across all lines of business.

This increase was partially offset by the unfavourable impact of the change in FX.

Grain

Grain revenue was $355 million in the fourth quarter of 2012, an increase of $32 million, or 10%, from $323 million in the same period of 2011.

This increase was primarily due to higher:

☐	U.S. originating traffic volumes due to strong demand and production recovery in CP’s draw territory;

52	2012 ANNUAL REPORT

☐	freight rates; and

☐	fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes.

This increase was partially offset by the unfavourable impact of the change in FX.

Coal

Coal revenue was $156 million in the fourth quarter of 2012, a decrease of $2 million, or 1%, from $158 million in the same period of 2011.

This decrease was primarily due to lower overall Canadian originating traffic volumes due to reduced eastern North American demand and was partially offset by higher:

☐	interline shipments of thermal coal from the Powder River Basin through Canadian west coast ports;

☐	fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes; and

☐	freight rates.

Sulphur and Fertilizers

Sulphur and fertilizers revenue was $133 million in the fourth quarter of 2012, unchanged from the same period of 2011. Lower export potash shipments reflecting weaker export market demand and the unfavourable impact of the change in FX was primarily offset by higher volumes of domestic potash and fertilizer.

Industrial and Consumer Products

Industrial and consumer products revenue was $335 million in the fourth quarter of 2012, an increase of $47 million, or 16%, from $288 million in the same period of 2011.

This increase was primarily due to increased:

☐	volumes due to strong market demand and growth in the Bakken Oil Formation, the Alberta Industrial Heartland and the Marcellus Gas Formation and for energy related inputs;

☐	fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes; and

☐	freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Automotive

Automotive revenue was $99 million in the fourth quarter of 2012, an increase of $5 million, or 5%, from $94 million in the same period of 2011.

This increase was driven by higher North American automotive production and consumption and an increase in freight rates and was partially offset by the permanent closure of a plant on our line by a domestic producer and the unfavourable impact of the change in FX.

Forest Products

Forest products revenue was $46 million in the fourth quarter of 2012, a decrease of $1 million, or 2%, from $47 million in the same period of 2011.

This decrease was primarily due to lower pulp and paper volumes as a result of reduced production and soft market demand and was partially offset by increased volumes of lumber and panel shipments and increased freight rates.

Intermodal

Intermodal revenue was $340 million in the fourth quarter of 2012, an increase of $8 million, or 2%, from $332 million in the same period of 2011.

This increase was primarily due to higher:

☐	fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes;

☐	shipments through the Port Metro Vancouver; and

☐	freight rates.

This increase was partially offset by lower shipments through the Port of Montreal as a result of the softness in the European economy and the unfavourable impact of the change in FX.

2012 ANNUAL REPORT	53

Other Revenue

Other revenue was $38 million in the fourth quarter of 2012, an increase of $5 million or 15%, from $33 million in the same period of 2011. This increase was primarily due to higher leasing and passenger revenues.

Operating Expenses

Operating expenses were $1,442 million in the fourth quarter of 2012, an increase of $337 million, or 30%, from $1,105 million in the same period of 2011.

This increase was primarily due to:

☐	asset impairment and labour restructuring charges, discussed further in Section 9, Operating Expenses;

☐	higher incentive based compensation expenses driven by improved operating performance as compared to 2011;

☐	lower land sales;

☐	higher depreciation and amortization expenses; and

☐	higher IT costs associated with infrastructure and maintenance services.

This increase was partially offset by:

☐	efficiencies generated from improved operating performance and asset utilization;

☐	the favourable impact of the change in FX; and

☐	lower training costs.

Compensation and Benefits

Compensation and benefits expense was $378 million in the fourth quarter of 2012, a decrease of $11 million, or 3%, from $389 million in the same period of 2011.

This decrease was primarily due to:

☐	operational efficiencies which favourably impacted yard and road crew costs;

☐	a reduction in training costs for running trade employees relative to 2011;

☐	savings from reduced overtime hours;

☐	the favourable impact of the change in FX; and

☐	a reduction in pension expense.

This decrease was partially offset by higher incentive based compensation expense driven by improved operating performance as compared to 2011 and labour and benefits inflation.

Fuel

Fuel expense was $256 million in the fourth quarter of 2012, a decrease of $11 million, or 4%, from $267 million in the same period of 2011. This decrease was primarily due to improved fuel efficiency, reflecting improved operational fluidity, storage of older, less fuel efficient locomotives, continued focus on the Company’s fuel conservation strategies, and a favourable impact of the change in FX. This decrease was partially offset by increased traffic volumes, as measured by GTMs.

Materials

Materials expense was $60 million in the fourth quarter of 2012, an increase of $2 million, or 3%, from $58 million in the same period of 2011.

This increase was primarily due to freight car repair and servicing costs resulting from higher traffic volumes and additional licensing, maintenance and support costs associated with software.

This increase was partially offset by reduced repair and servicing costs for locomotives as higher locomotive availability combined with the storage of less reliable and less efficient locomotives lowered costs.

54	2012 ANNUAL REPORT

Equipment Rents

Equipment rents expense was $48 million in the fourth quarter of 2012, a decrease of $3 million, or 6%, from $51 million in the same period of 2011.

This decrease was primarily due to freight car and locomotive operating efficiencies which have contributed to improved asset velocity. As a result, the Company has required fewer freight cars and locomotives reducing the payments made to foreign railways for the use of their freight cars and permitting the return of certain leased freight cars.

This decrease was partially offset by lower receipts, reflecting reduced usage of CP owned cars by foreign railways, and higher lease rates.

Depreciation and Amortization

Depreciation and amortization expense was $140 million in the fourth quarter of 2012, an increase of $17 million, or 14%, from $123 million in the same period of 2011. This increase was primarily due to higher depreciable assets as a result of our capital program and the acceleration of depreciation on certain legacy IT assets as we invest in and renew our IT infrastructure.

Purchased Services and Other

For the three months ended December 31 (in millions)	2012	2011	% Change

Purchased services and other
Support and facilities	$109	$102	7
Track and operations	54	50	8
Intermodal	40	39	3
Equipment	19	23	(17)
Casualty	19	18	6
Other	2	5	(60)
Land sales	(1)	(20)	(95)

Total purchased services and other	$242	$217	12

Purchased services and other expense was $242 million in the fourth quarter of 2012, an increase of $25 million, or 12%, from $217 million in the same period of 2011.

This increase was primarily due to reduced land sales and higher IT costs associated with infrastructure and maintenance services, reported in Support and facilities. This increase was partially offset by benefits derived through improved operational performance reported in Track and operations and the favourable impact of the change in FX.

Other Income Statement Items

Other Income and Charges

Other income and charges was an expense of $3 million in the fourth quarter of 2012, compared with an expense of $10 million in the same period of 2011. The decrease was primarily due to advisory costs related to shareholder matters incurred in the fourth quarter of 2011.

Net Interest Expense

Net interest expense was $69 million in the fourth quarter of 2012, an increase of $8 million, or 13%, from $61 million in the same period of 2011.

This increase was primarily due to new debt issuances during the fourth quarter of 2011, discussed further in Section 14, Liquidity and Capital Resources.

Income Taxes

Income tax expense was a recovery of $27 million in the fourth quarter of 2012, compared to an expense of $11 million in the same period of 2011. This change was primarily due to the asset impairment charges incurred in the fourth quarter of 2012.

The effective income tax recovery rate for fourth quarter 2012 was a recovery of 227% compared with an effective tax rate of 5% in the same period of 2011. This change in tax rates was primarily due to the asset impairment charges incurred in the fourth quarter of 2012.

2012 ANNUAL REPORT	55

Liquidity and Capital Resources

During the fourth quarter of 2012, the Company generated cash and cash equivalents of $126 million, compared with $50 million used in the same period of 2011.

This increase in cash and cash equivalents was primarily due to:

☐

significantly lower pension contributions, as 2011 included a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan, discussed further in Section 22, Critical Accounting Estimates;

☐	lower long-term debt payments as 2011 included the redemption of US$246 million 6.25% 10-year Notes for a total cost of $251 million;

☐	lower additions to properties in 2012; and

☐	higher proceeds from the issuance of common shares in 2012 resulting from the exercising of options.

This increase in cash and cash equivalents was partially offset by:

☐

no issuance of long-term debt whereas 2011 included the issuance of $125 million 5.10% 10-year Notes, US$250 million 4.50% 10-year Notes and US$250 million 5.75% 30-year Notes for net proceeds of $618 million and the issuance of US$139 million 3.88% Series A and B Senior Secured Notes due in 2026 for net proceeds of $139 million; and

☐	a decrease in short-term borrowings in 2012.

13. CHANGES IN ACCOUNTING POLICY

2012 Accounting Changes

Fair Value Measurement and Disclosure

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position, but resulted in increased disclosure in the financial statements.

Other Comprehensive Income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminated the option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations and financial position.

Intangibles – Goodwill and Other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. For 2012, the Company has not elected this option for the test of goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of this guidance would not impact the results of operations or financial position.

14. LIQUIDITY AND CAPITAL RESOURCES

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 19, Contractual Commitments and Section 20, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 21, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $1,328 million in 2012, an increase of $816 million from cash provided by operating activities of $512 million in 2011.

56	2012 ANNUAL REPORT

This increase was primarily due to:

☐

significantly lower pension contributions compared with 2011, which included $600 million of solvency deficit contributions all of which were represented by a voluntary prepayment to the Company’s main Canadian defined benefit pension plan, discussed further in Section 22, Critical Accounting Estimates; and

☐

higher cash generating earnings: the labour restructuring and asset impairment charges in the fourth quarter did not result in any significant cash outflows, discussed further in Section 9, Operating Expenses.

Cash provided by operating activities was $512 million in 2011, an increase of $10 million from cash provided by operating activities of $502 million in 2010.

This increase was primarily due to:

☐

lower pension contributions in 2011, which included $600 million of solvency deficit contributions all of which were represented by a voluntary prepayment to the Company’s main Canadian defined benefit pension plan. In 2010, solvency deficit contributions were $750 million, of which $650 million was a voluntary prepayment to the Company’s main Canadian defined benefit pension plan. In addition, the Company made scheduled contributions of approximately $100 million towards the main Canadian defined benefit pension plan’s deficit. The Company did not make a similar payment in 2011; and

☐	the favourable impact of the change in working capital balances in 2011 stemming from higher trade payables.

This increase was largely offset by lower earnings in 2011.

Investing Activities

Cash used in investing activities was $1,011 million in 2012, a decrease of $33 million from cash used in investing activities of $1,044 million in 2011. This decrease was primarily due to higher proceeds from the sale of long-term floating rate notes, discussed further in Section 22, Critical Accounting Estimates, offset in part by higher additions to properties associated with our capital program.

Cash used in investing activities was $1,044 million in 2011, an increase of $409 million from cash used in investing activities of $635 million in 2010. This increase was primarily due to higher additions to properties associated with our capital program.

Additions to properties (“capital programs”) in 2013 are expected to be in the range of $1.0 billion to $1.1 billion. Planned capital programs include approximately $865 million to preserve existing capacities through replacement or renewal of depleted assets, $175 million for network capacity expansions, business development projects and productivity initiatives and $60 million to address capital regulated by governments, principally positive train control.

Capital Programs

For the year ended December 31 (in millions, except for miles and crossties)	2012	2011	2010

Additions to properties
Track and roadway	$744	$756	$589
Buildings	38	47	19
Rolling stock	155	179	26
Information systems	105	99	54
Other	110	72	55

Total – accrued additions to properties	1,152	1,153	743
Less:
Assets acquired through capital leases	–	–	1
Other non-cash transactions	4	49	16

Cash invested in additions to properties (as per Consolidated Statements of Cash Flows)	$1,148	$1,104	$726

Track installation capital programs
Track miles of rail laid (miles)	470	532	416
Track miles of rail capacity expansion (miles)	32	31	3
Crossties installed (thousands)	794	885	872

Of the total capital additions to properties noted in the table above, costs of approximately $708 million for 2012 (2011 – $680 million, 2010 – $588 million) were for the renewal of the railway, including track and roadway, buildings and rolling stock. Costs of approximately $830 million during the year ended December 31, 2012 (2011 – $836 million, 2010 – $790 million) related to normal repairs and maintenance of the

2012 ANNUAL REPORT	57

railroad have been expensed and presented within operating expenses for the year. Repairs and maintenance does not have a standardized definition and, therefore is unlikely to be comparable to similar measures of other companies and definitions applied by regulators.

We intend to finance capital expenditures with available cash from operations, but may partially finance these expenditures with new debt, capital leases and temporary draws on our credit facility. Our decisions on funding equipment acquisitions will be influenced by such factors as optimizing our capital structure and maintaining our debt covenants and investment grade rating, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.

Financing Activities

Cash used in financing activities was $30 million in 2012, as compared to cash provided by financing activities of $217 million in 2011 and cash used in financing activities of $168 million in 2010.

Cash used in financing activities in 2012 was primarily for the payment of dividends, the repayment of long-term debt and short-term borrowings. These uses of cash were largely offset by proceeds from the issuance of common shares resulting from the exercising of options and from the issuance of US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million.

Cash provided by financing activities in 2011 was primarily from:

☐

the issuance of CDN$125 million 5.10% 10-year Medium Term Notes, US$250 million 4.50% 10-year Notes and US$250 million 5.75% 30-year Notes for net proceeds of $618 million. These proceeds were largely used to make a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension;

☐	the issuance of US$139 million 3.88% Series A and B Senior Secured Notes due in 2026 for net proceeds of $139 million; and

☐	$28 million in short-term borrowings.

These proceeds were partially offset by:

☐	the redemption of US$246 million 6.25% 10-year Notes for a total cost of $251 million;

☐	the redemption of US$101 million 5.75% 5-year Notes pursuant to a call offer for a total cost of $113 million, which included a redemption premium paid to note holders to redeem the Notes; and

☐	the payments of dividends.

Cash used in financing activities in 2010 was mainly for the redemption of $350 million 4.9% seven-year Medium Term Notes; $226 million bank loan, including $72 million in interest; which was offset in part by the collection of a related $220 million receivable, including $70 million in interest, from a financial institution; and the payment of dividends. These uses of cash were also partly offset by the issuance of US$350 million 4.45% 12.5-year Notes for net proceeds of $355 million.

The Company has available, as sources of financing, unused facilities of up to $605 million.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on our Consolidated Balance Sheets. At December 31, 2012, our debt to total capitalization decreased to 47.9%, compared with 50.7% at December 31, 2011. This decrease was largely due to an increase in equity driven by earnings and an increase in share capital resulting from the exercise of options.

At December 31, 2011, our debt to total capitalization increased to 50.7%, compared with 47.2% at December 31, 2010. This increase was primarily due to the issuance of long-term debt and an increase in the accumulated losses recorded from the Canadian defined benefit pension plan. This increase was partially offset by the redemption of long-term debt and an increase in equity driven by earnings.

Interest Coverage Ratio

Interest coverage ratio is measured, on a rolling twelve month basis, as earnings before interest and taxes (“EBIT”) divided by Net interest expense, discussed further in Section 15, Non-GAAP Measures. At December 31, 2012, our interest coverage ratio was 3.3, compared with 3.8 at December 31, 2011. This reduction was primarily due to a year-over-year increase in Net interest expense and a reduction in EBIT which was negatively impacted by the $318 million of labour restructuring and asset impairment charges as discussed further in Section 9, Operating Expenses.

Adjusted interest coverage ratio, discussed further in Section 15, Non-GAAP Measures, was 4.7 compared with 3.8 at December 31, 2011. This increase was due to an increase in Adjusted EBIT, discussed further in Section 15, Non-GAAP Measures.

At December 31, 2011, our interest coverage ratio was 3.8 compared with 4.4 at December 31, 2010. This decrease was primarily due to a year-over-year reduction in EBIT.

58	2012 ANNUAL REPORT

Calculation of Free Cash(1)

(Reconciliation of free cash to GAAP cash position) For the year ended December 31 (in millions)	2012	2011	2010

Voluntary prepayments to the main Canadian defined benefit pension plan	$–	$(600)	$(650)
Other operating cash flows	1,328	1,112	1,152

Cash provided by operating activities	1,328	512	502
Cash used in investing activities	(1,011)	(1,044)	(635)
Dividends paid	(223)	(193)	(174)
Foreign exchange effect on cash and cash equivalents	(1)	1	(17)

Free cash(1)	93	(724)	(324)
Cash provided by financing activities, excluding dividend payment(1)	193	410	6

Increase (decrease) in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	286	(314)	(318)
Cash and cash equivalents at beginning of year	47	361	679

Cash and cash equivalents at end of year	$333	$47	$361

(1) Free cash and cash provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 15, Non-GAAP Measures.

There was positive free cash of $93 million in 2012, and negative free cash of $724 million in 2011.

This increase was primarily due to:

☐	lower pension contributions compared with 2011, which included a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan;

☐	higher cash generating earnings: the labour restructuring and asset impairment charges in the fourth quarter did not result in any significant cash outflows; and

☐	higher proceeds from the sale of long-term floating rate notes.

This increase was partially offset by higher additions to properties associated with our capital program.

There was negative free cash of $724 million in 2011, and negative free cash of $324 million in 2010.

This decrease in cash flow was primarily due to higher additions to properties and lower earnings. This decrease was partially offset by lower pension contributions, as 2011 included a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan compared with $650 million in 2010, discussed further in Section 22, Critical Accounting Estimates. In addition, in 2010 the Company made scheduled contributions of approximately $100 million towards the main Canadian defined benefit pension plan’s deficit. The Company did not make a similar payment in 2011.

15. NON-GAAP MEASURES

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other significant items that are not among our normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Income, excluding significant items provides management with a measure of income that allows a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted earnings per share, excluding significant items provides the same information on a per share basis.

Operating income, excluding significant items provides a measure of the profitability of the railway on an ongoing basis. Operating ratio, excluding significant items, calculated as operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

The following tables provide a reconciliation of operating income, excluding significant items and income, excluding significant items to operating income and net income, respectively, and diluted earnings per share, excluding significant items and operating ratio, excluding significant items to diluted earnings per share and operating ratio.

2012 ANNUAL REPORT	59

RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES

(in millions, except diluted EPS)	For the year ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011

Adjusted EBIT(1)	$1,299	$955	$1,116

Add:
Other income and charges	37	18	–
Advisory costs related to shareholder matters	(27)	(6)	–

Operating Income, excluding significant items(1)	$1,309	$967	$1,116	$ 378	$ 303

Less:
Significant items:
Labour restructuring	53	–	–	53	–
Impairment of Powder River Basin and other investment	185	–	–	185	–
Impairment of certain locomotives	80	–	–	80	–
Management transition costs	42	–	–	–	–

Operating Income	$949	$967	$1,116	$60	$ 303

	For the year ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011

Income, excluding significant items(1)	$753	$538	$651	$ 224	$189

Less:
Significant items (net of tax):
Labour restructuring	39	–	–	39	–
Impairment of Powder River Basin and other investment	111	–	–	111	–
Impairment of certain locomotives	59	–	–	59	–
Management transition costs	29	–	–	–	–
Advisory fees related to shareholder matters	20	5	–	–	5
Resolution of certain tax matters	–	(37)	–	–	(37)
Ontario income tax rate change	11	–	–	–	–

Net Income	$484	$570	$651	$15	$221

(1) These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section.

	Diluted earnings per share				Operating ratio
	For the year ended December 31		For the three months ended December 31		For the year ended December 31		For the three months ended December 31

	2012	2011	2012	2011	2012	2011	2012	2011
Excluding significant items	$4.34	$3.15	$1.28	$1.11	77.0%	81.3%	74.8%	78.5%
Significant items:
Labour restructuring	0.22	–	0.22	–	0.9%	–	3.5%	–
Impairment of Powder River Basin and other investment	0.64	–	0.64	–	3.3%	–	12.4%	–
Impairment of certain locomotives	0.34	–	0.34	–	1.4%	–	5.3%	–
Management transition costs	0.17	–	–	–	0.7%	–	–	–
Advisory fees related to shareholder matters	0.12	0.03	–	0.03	–	–	–	–
Income tax benefit/expense	0.06	(0.22)	–	(0.22)	–	–	–	–

	1.55	(0.19)	1.20	(0.19)	6.3%	–	21.2%	–

As reported	$2.79	$3.34	$0.08	$1.30	83.3%	81.3%	96.0%	78.5%

60	2012 ANNUAL REPORT

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. These measures are used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provide comparable measures for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 14, Liquidity and Capital Resources. Cash provided by financing activities, excluding dividend payment, reflects financing activities cash flows not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities.

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. The ratio, measured as EBIT divided by Net interest expense, is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 14, Liquidity and Capital Resources.

The interest coverage ratio, excluding significant items, also referred to as adjusted interest coverage ratio is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT, adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and adjusted interest coverage ratio are discussed further in Section 14, Liquidity and Capital Resources.

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling 12 month basis), divided by the average for the year of total assets, less current liabilities excluding current portion of long-term debt. ROCE is discussed further in Section 6, Operating Results.

Interest coverage ratio and ROCE include EBIT, a non-GAAP measure, which can be calculated as Operating income less Other income and charges. Adjusted EBIT is calculated as operating income, excluding significant items less other income and charges and significant items that are reported in Other income and charges on our income statement.

Significant Items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, and other items that are not normal course business activities.

In 2012, there were six significant items included in net income as follows:

☐

in the fourth quarter we recorded an asset impairment charge of $185 million ($111 million after tax) with respect to the option to build into the PRB and another investment, discussed further in Section 2, Strategy;

☐	in the fourth quarter we recorded an asset impairment charge of $80 million ($59 million after tax) related to a certain series of locomotives, discussed further in Section 2, Strategy;

☐	in the fourth quarter we recorded a labour restructuring charge of $53 million ($39 million after tax) as part of a restructuring initiative, discussed further in Section 2, Strategy;

☐	in the second quarter we recorded a charge of $42 million ($29 million after tax) with respect to compensation and other management transition costs, discussed further in Section 2, Strategy;

☐

during the first and second quarters of 2012, we incurred advisory fees of $27 million ($20 million after tax) related to shareholder matters, discussed further in Section 10, Other Income Statement Items; and

☐

in the second quarter we recorded an income tax expense of $11 million as a result of the change in the province of Ontario’s corporate income tax rate, discussed further in Section 10, Other Income Statement Items.

In 2011, there were two significant items as follows:

☐	in the fourth quarter we incurred advisory fees of $6 million ($5 million after tax) related to shareholder matters, discussed further in Section 10, Other Income Statement Items.

☐	in the fourth quarter we recorded the $37 million benefit resulting from the resolution of certain tax matters, discussed further in Section 10, Other Income Statement Items.

In 2010 we had no significant items.

16. BALANCE SHEET

Total Assets

Total assets were $14,727 million at December 31, 2012, compared with $14,110 million at December 31, 2011.

This increase was primarily due to an increase in:

☐	Cash and cash equivalents, discussed further in Section 14, Liquidity and Capital Resources;

2012 ANNUAL REPORT	61

☐

Properties due to our 2012 capital plan additions in excess of depreciation, which was partially offset by the impairment charge on the PRB land and construction plans and certain locomotives, discussed further in Section 9, Operating Expenses;

☐	Deferred income taxes reflecting our current estimate of loss carry forward amounts expected to be utilized in 2013; and

☐	Accounts Receivable, net, primarily reflecting an increase in customer billings.

This increase was partially offset by the reduction in Investments as a result of the sale of our long-term floating rate notes, and the impairment of the PRB option, which reduced Goodwill and intangible assets.

Total Liabilities

Total liabilities were $9,630 million at December 31, 2012, compared with $9,461 million at December 31, 2011.

This increase was primarily due to higher Deferred income tax liabilities as a result of deferred income taxes on 2012 earnings, and the reclassification of a greater portion of deferred income tax assets as a result of a higher expected use of tax loss carry forwards. In addition, this increase reflected higher Accounts payable and accrued liabilities, primarily driven by an increase in incentive compensation accruals, reflecting improved operating performance, and higher restructuring accruals as a result of the fourth quarter labour restructuring charge, discussed further in Section 9, Operating Expenses.

This increase was partially offset by a decrease in:

☐	Long-term debt, due to repayments as debts matured and a weakening U.S. dollar, which was partially offset by the issuance of US$71 million 4.28% Senior Secured Notes during the first quarter of 2012;

☐	Other long-term liabilities, in part as a result of the vesting and payment of performance share units; and

☐	Short-term borrowing amounts, as a result of repayment.

Shareholders’ Equity

At December 31, 2012, our Consolidated Balance Sheet reflected $5,097 million in equity, compared with $4,649 million at December 31, 2011. This increase was primarily due to Net income in excess of dividends, and the issuance of shares as options were exercised.

Share Capital

At March 4, 2013, 174,497,360 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At March 4, 2013, 4.9 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, as well as stand-alone option agreements entered into with Messrs. Harrison and Creel. 3.1 million additional options may be issued in the future under the MSOIP and Directors’ Stock Option Plan.

Dividends

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date

$0.3500	March 29, 2013	April 29, 2013
$0.3500	December 28, 2012	January 28, 2013
$0.3500	September 28, 2012	October 29, 2012
$0.3500	June 22, 2012	July 30, 2012
$0.3000	March 30, 2012	April 30, 2012
$0.3000	December 30, 2011	January 30, 2012
$0.3000	September 30, 2011	October 31, 2011
$0.3000	June 24, 2011	July 25, 2011
$0.2700	March 25, 2011	April 25, 2011
$0.2700	December 31, 2010	January 31, 2011
$0.2700	September 24, 2010	October 25, 2010
$0.2700	June 25, 2010	July 26, 2010
$0.2475	March 26, 2010	April 26, 2010

62	2012 ANNUAL REPORT

17. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The techniques used to value the Company’s long-term floating rate notes, which were classified as Level 3, are discussed further in Section 22, Critical Accounting Estimates.

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,688 million and a carrying value of $4,690 million at December 31, 2012. At December 31, 2011, long-term debt had a fair value of approximately $5,314 million and carrying value of $4,745 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

Derivative Financial Instruments

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Credit Risk Management

Credit risk refers to the possibility that a customer or counterparty will fail to fulfill its obligations under a contract and as a result create a financial loss for the Company.

The railway industry predominantly serves financially established customers and the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectability.

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an on-going basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. The Company does not anticipate non-performance that would materially impact the Company’s financial statements. In addition, the Company believes there are no significant concentrations of credit risk.

Foreign Exchange Management

The Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

2012 ANNUAL REPORT	63

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment.

Foreign Exchange Forward Contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on U.S. denominated debt maturities.

At December 31, 2012, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At December 31, 2011, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During 2012, an unrealized foreign exchange loss of $4 million was recorded in Other income and charges in relation to these derivatives compared to a realized and unrealized gain of $8 million in 2011 and an unrealized loss of $1 million in 2010. The losses in 2012 and 2010 recorded in Other income and charges were largely offset by the unrealized foreign exchange gains on the underlying debt which the derivatives were designated to hedge. Similarly, the gains in 2011 were largely offset by the unrealized losses on the underlying debt.

At December 31, 2012, the unrealized gain derived from these FX forwards was $8 million which was included in Other assets with the offset reflected as an unrealized gain of $6 million in Accumulated other comprehensive loss and as an unrealized gain of $2 million in Retained earnings. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in Other assets with the offset reflected as an unrealized loss of $1 million in Accumulated other comprehensive loss and as an unrealized gain of $7 million in Retained earnings.

During 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101 million 5.75% May 2013 Notes, the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $2 million, discussed further in Section 14, Liquidity and Capital Resources.

Interest Rate Management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Interest Rate Swaps

At December 31, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps, nor did it enter into or unwind any such transactions during 2012.

During 2011, the Company amortized $5 million of deferred gains to Net interest expense compared to $4 million in 2010 relating to interest rate swaps previously unwound in 2010 and 2009. In addition, during 2011, the Company amortized $2 million of deferred gains to Other income and charges as a result of the redemption of 5.75% 2013 Notes, discussed further in Section 14, Liquidity and Capital Resources. These gains were deferred as a fair value adjustment to the underlying debts that were hedged and were amortized to Net interest expense until the debts were redeemed in 2011.

Treasury Rate Locks

At December 31, 2012, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22 million, relatively flat from December 31, 2011. This amount is composed of various unamortized gains and losses related to specific debts which are reflected in Accumulated other comprehensive loss and are amortized to Net interest expense in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a negligible increase to Net interest expense and Other comprehensive loss in 2012 and 2011 compared to $2 million in 2010.

64	2012 ANNUAL REPORT

Fuel Price Management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads.

Energy Futures

At December 31, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 20 million U.S. gallons during the period January to December 2013 at an average price of $2.98 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At December 31, 2012, the unrealized loss on these futures contracts was negligible compared to $3 million at December 31, 2011 and was reflected in Accounts payable and accrued liabilities with the offset, net of tax, reflected in Accumulated other comprehensive loss on the Consolidated Balance Sheets.

The impact of settled commodity swaps decreased Fuel in 2012 by $1 million as a result of realized gains on diesel swaps compared to $8 million in 2011 and $3 million in 2010.

For every one cent increase in the price of a U.S. gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.

Stock-based compensation expense management

Total Return Swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense when the Company’s share price rises.

The TRS was a derivative that provided a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price declined. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by the compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurred.

During 2012, the Company exited the TRS program and unwound 0.6 million of its remaining share units for proceeds of $3 million. During the same period of 2011, the program was reduced by 0.5 million share units at minimal cost.

At December 31, 2012, the Company had no share units remaining in the TRS. At December 31, 2011, the Company had 0.6 million remaining in the TRS with an unrealized loss of $3 million which was included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Compensation and benefits expense on the Company’s Consolidated Statements of Income included a net gain on these swaps of $6 million in 2012 compared to $3 million in 2011 and $12 million in 2010.

18. OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

At December 31, 2012, the Company had residual value guarantees on operating lease commitments of $155 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. As at December 31, 2012, these accruals amounted to $6 million (December 31, 2011 – $8 million).

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19. CONTRACTUAL COMMITMENTS

The accompanying table indicates our obligations and commitments to make future payments for contracts, such as debt, capital lease and commercial arrangements. See Section 20, Future Trends and Commitments, for additional commitments in the periods indicated.

Contractual Commitments

At December 31, 2012

Payments due by period (in millions)	Total	2013	2014 & 2015	2016 & 2017	2018 & beyond

Contractual commitments
Long-term debt	$4,447	$46	$172	$57	$4,172
Capital lease	274	8	136	8	122
Operating lease(1)	682	127	191	121	243
Supplier purchase	1,637	239	307	228	862
Other long-term liabilities(2)	706	121	142	117	327

Total contractual commitments	$7,746	$541	$948	$531	$5,726

(1) Residual value guarantees on certain leased equipment with a maximum exposure of $155 million, discussed further in Section 18, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above; as management believes that we will not be required to make payments under these residual guarantees.

(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2013 to 2022. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 22, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2018 & beyond” category in this table. Deferred income taxes are discussed further in Section 22, Critical Accounting Estimates.

20. FUTURE TRENDS AND COMMITMENTS

Agreements and Recent Developments

On December 4, 2012, CP announced its intention to explore strategic options for its main line track from Tracy, MN west into South Dakota, Nebraska and Wyoming and invited expressions of interest from prospective partners.

The line includes approximately 660 miles of track which encompasses CP’s current operations between Tracy, MN and Rapid City, SD, north of Rapid City to Colony, WY, south of Rapid City to Dakota Jct., NE and connecting branchlines. CP has operated the rail line in this area since it assumed operational control of the DM&E railroad in 2008. A number of grain, ethanol, clay and merchandise customers are served in the area.

Change in Board of Directors

On May 17, 2012, following the Proxy Contest Messrs. John Cleghorn, Tim Faithfull, Fred Green, Edmond Harris, Michael Phelps and Roger Phillips advised the Company that they did not intend to stand for re-election to the Board.

At the Company’s annual shareholders meeting held on May 17, 2012, seven new directors were elected to the Board, namely Messrs. William Ackman, Gary Colter, Paul Haggis and Paul Hilal, Ms. Rebecca MacDonald, and Messrs. Anthony Melman and Stephen Tobias. In addition, Mr. Richard George, Ms. Krystyna Hoeg, Messrs. Tony Ingram and Richard Kelly, the Hon. John Manley, Mesdames Linda Morgan and Madeleine Paquin, and Messrs. David Raisbeck and Hartley Richardson were all re-elected to the Board at the May 17, 2012 meeting. Following the meeting, the new Board selected Ms. Paquin to serve as acting Chair of the Company. On June 4, 2012, Mr. Haggis was appointed Chairman of the Company’s Board.

Subsequent to the May 17, 2012 shareholders meeting, Messrs. Raisbeck, George and Ingram resigned from the Board on June 11, June 26 and July 5, 2012, respectively. In addition, effective July 6, 2012, Mr. E. Hunter Harrison was appointed to the Board.

As a result of the aforementioned changes to the composition of the Board, certain accelerated vesting provisions for certain grants under the Company’s management stock option incentive plan, performance share unit plan and deferred share unit plan were triggered effective June 26, 2012. The effect of such accelerated vesting on the Company’s second quarter financial statements was a credit to Compensation and benefits of $8 million and the recognition of a related liability under the accelerated vesting provisions of these plans of $31 million, which liability was settled in full in the third quarter of 2012.

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Management Transition

On May 17, 2012, following the Proxy Contest, Mr. Fred Green left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012. On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in the Company’s financial statements in Compensation and benefits and Purchased services and other, in the amounts of $16 million and $22 million respectively.

Included in this charge were amounts totaling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square and related entities. Pershing Square and related entities own or control approximately 14% of the Company’s outstanding shares and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount paid to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to, or incurred on behalf of, Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. The terms of Pershing Square’s indemnity required Mr. Harrison to return any funds advanced under the indemnity in the event he accepted employment at CP. As a result, Mr. Harrison made it a precondition of accepting the Company’s offer of employment that CP assume the indemnity obligations and return the funds advanced by Pershing Square. As a result of the payment, the Company would have been entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, allowing the Company to recover to the extent of Mr. Harrison’s success in those proceedings; however, on February 3, 2013, the Company and Mr. Harrison settled the legal proceedings with Mr. Harrison’s former employer, providing the Company with partial recovery (US$9 million) of the amounts in dispute. The Company may receive repayment in other circumstances in the event of certain breaches by Mr. Harrison of his obligations under an employment agreement with the Company. In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts sought for repayment by Mr. Harrison’s former employer, to a maximum of $3 million plus legal fees, but as a result of the settlement of the aforementioned legal proceedings, such indemnity is no longer applicable.

The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

On February 5, 2013, as part of its long-term succession plan, the Company appointed Mr. Keith Creel as President and Chief Operating Officer. In connection with this appointment, Mr. Harrison’s title changed to Chief Executive Officer.

Changes in Executive Officers

On May 17, 2012, Mr. Fred Green resigned as a director from the Board and left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer. On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer.

On October 1, 2012, Mr. Mike Franczak resigned as Executive Vice President and Chief Operations Officer. Effective February 5, 2013, Mr. Keith Creel was appointed as President and Chief Operating Officer. Mr. E. Hunter Harrison will remain as Chief Executive Officer of the company.

Effective November 1, 2012, Ms. Kathryn McQuade retired from her role as Executive Vice President and Chief Financial Officer. Also effective November 1, 2012, Mr. Brian Grassby was appointed Senior Vice President and Chief Financial Officer. Ms. McQuade will remain as a Senior Advisor to Mr. Grassby until the end of her contract in May 2013 to ensure a successful transition.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $100.90 at December 31, 2012, an increase of $31.89 per share from $69.01 at December 31, 2011.

The market value per CP common share, as listed on the Toronto Stock Exchange was $69.01 at December 31, 2011, an increase of $4.39 per share from $64.62 at December 31, 2010.

Environmental

Cash payments related to our environmental remediation program, described in Section 22, Critical Accounting Estimates, totalled $11 million in 2012, compared with $15 million in 2011 and $13 million in 2010. Cash payments for environmental initiatives are estimated to be approximately $12 million in 2013, $11 million in 2014, $10 million in 2015 and a total of approximately $56 million over the remaining years through 2022, which will be paid in decreasing amounts. All payments will be funded from general operations.

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years.

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Certain Other Financial Commitments

In addition to the financial commitments mentioned previously in Section 18, Off-Balance Sheet Arrangements and Section 19, Contractual Commitments, we are party to certain other financial commitments set forth in the table and discussed below.

At December 31, 2012

Amount of commitments per period (in millions)	Total	2013	2014 & 2015	2016 & 2017	2018 & beyond

Commitments
Letters of credit	$395	$395	$–	$–	$–
Capital commitments	331	284	43	1	3

Total commitments	$726	$679	$43	$1	$3

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered into contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2013 through 2030. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Pension Plan Deficit

A description of our future expectations related to the Company’s pension plans are included in Section 22, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all restructuring initiatives totalled $22 million in 2012, compared with $27 million in 2011 and $20 million in 2010. Cash payments for restructuring initiatives are estimated to be approximately $63 million in 2013, $15 million in 2014, $8 million in 2015, and a total of approximately $6 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

21. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks to which we are exposed, nor will our mitigation strategies eliminate all risks listed.

Competition

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results. Certain aspects of competition in Canada are also subject to regulation and are discussed further in Regulatory Authorities below.

To mitigate competition risk, our strategies include:

☐

creating long-term value for customers and shareholders by profitably growing through collaborative supply chain solutions and aligned investments with our customers, delivering competitive and reliable service, developing markets that are consistent with our network’s strengths and enhancing our network capability, and selective use of long-term contracts;

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☐	renewing and maintaining infrastructure to enable safe and fluid operations;

☐	improving handling through our operating plan to reduce costs and enhance quality and reliability of service; and

☐	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

On October 31, 2011, CP completed arrangements with 12 highly rated financial institutions for a committed $1.0 billion four year revolving credit agreement. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. The $1.0 billion revolving credit agreement also contains an accordion feature to accommodate up to an additional $300 million. At December 31, 2012, CP had available $460 million under the revolving facility limit and $145 million available under the letter of credit facility limit, of which the Company had utilized $395 million solely for letters of credit under both facilities. The weighted average annualized interest rate for drawn funds during 2012 was 2.94% compared to 1.98% in 2011 (2010 – not applicable). The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At December 31, 2012, the Company satisfied this threshold stipulated in the financial covenant. In addition, should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company’s credit agreement will also require it to maintain a minimum fixed charge coverage ratio.

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

The Company’s cash balances are invested in a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

Regulatory Authorities

Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operations and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and the STB in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The Agency regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action. For the grain crop year beginning August 1, 2012 the Agency announced a 9.5% increase in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI. Transport Canada regulates safety-related aspects of our railway operations in Canada through the Railway Safety Act (“RSA”). On October 7, 2011, the Government introduced amendments to the RSA. The Bill received Royal Assent on May 17, 2012. The amendments to the RSA do not have a material impact on CP’s operating practices.

On August 12, 2008, the Minister of Transport, Infrastructure and Communities (the “Minister”) announced the Terms of Reference for the Rail Freight Service Review (“RFSR”). The review focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the RFSR Panel released its final report and the Government of Canada announced its response to the RFSR. On the same day, the federal government announced a series of supply chain initiatives to take place over the next several months further to the release of the RFSR final report, including the intention to table a bill to give shippers the right to a service agreement. Prior to tabling legislation on rail service, the Minister appointed Mr. Jim Dinning to lead a six-month facilitation between railways and shippers to develop a service agreement template and a commercial dispute resolution. Mr. Dinning’s report was issued by Transport Canada on June 22, 2012. The report provides guidance on how rail service can be negotiated between a shipper and a railway, through a service agreement template, and a process for commercial dispute resolution.

On December 11, 2012 the Minister introduced, for first reading in the House of Commons, Bill C-52 An Act to Amend the Canada Transportation Act (administration, air and railway transportation and arbitration). Over the next few months it is anticipated that the Bill will progress through the parliamentary process. Bill C-52 amends the Canada Transportation Act to require a railway company, on a shipper’s request, to make the shipper an offer to enter into a contract respecting the manner in which the railway company must fulfill its service obligations to the shipper. To exercise the new right to a service contract, a shipper will first have to request one from the railway. The railway will then be obligated to respond within 30 days. If an agreement cannot be reached through commercial negotiations, service arbitration would be available to a shipper to establish the terms of service. To access the remedy, a shipper would have to satisfy the Agency that an attempt was made to resolve the matter with the railway. It is too soon to determine if these initiatives will have a material impact on the Company’s financial condition and results of operations.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act (“RSIA”) requires, among other things, the introduction of Positive Train Control (“PTC”) by the end of 2015; limits freight rail crews’ duty time; and requires development of a crew

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fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations. Congress is scheduled to reauthorize both the Railway Safety Improvement Act and the Passenger Rail Investment and Improvement Act (“PRIIA”) during 2013.

The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.

In July 2011, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under the new rules. It is too soon to assess the possible impact on CP of such new rules.

The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight in February 2011 and a hearing on rail competition in June 2011. The industry and CP participated. In July 2012, the STB announced proposed rules to address its rate case processes. It also requested interested parties to respond to the National Industrial Transportation League’s petition asking the STB to promulgate new rules for competitive switching. Both of these matters carry over into 2013.

Senator Jay Rockefeller (Democrat-West Virginia) continues as Chairman of the Senate Commerce Committee. The Committee’s top Republican is now Senator John Thune (Republican-South Dakota). Chairman Rockefeller pursued regulatory legislation relating to railways over the past four years with the general support of the then top Republican. It is unclear what Chairman Rockefeller might seek to do in 2013 and what Senator Thune’s response will be. Over the past several years, the industry was also confronted with the proposed Railroad Antitrust Enforcement Act, which would eliminate the industry’s limited antitrust exemptions. The bill’s sponsor has retired from the Senate. The bill’s House sponsor was elected to that Senate seat but was not named to the Judiciary Committee and has not indicated whether this issue remains a priority for her.

Congress failed to pass a farm bill in 2012 and is under pressure to do so in 2013. Legislation pending at the end of the last Congress included a provision requiring the Departments of Transportation and Agriculture to update a study of rural transportation networks and their impact on the agricultural sector. It would also require the Secretary of Agriculture to “participate on behalf of the interests of agriculture” in STB proceedings “that may establish freight rail transportation policy affecting agriculture and rural America.”

One or more of the foregoing proposals, if implemented, could have a materially adverse effect on our business or operating results.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).

Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which can impact service and increase costs for the transportation of hazardous materials, especially toxic inhalation materials. Legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements similar to those in the U.S. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

☐

to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

☐

to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

☐

to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

☐	to reduce toxic inhalation risk in high threat urban areas, we work with the Transportation Security Administration; and

☐

to comply with U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

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Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable PTC on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$325 million. As at December 31, 2012, total expenditures related to PTC were approximately $95 million, including approximately $20 million and $53 million for the fourth quarter and full year of 2012, respectively, discussed further in Section 14, Liquidity and Capital Resources.

Labour Relations

Currently none of our union agreements are under renegotiation. All of the Canadian bargaining agreements are in place through at least December 31, 2014. All of our U.S. collective bargaining agreements are in place until the end of 2014, with the exception of two agreements on the DM&E which are amendable at the end of 2013.

At December 31, 2012, approximately 78% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with seven of seven bargaining units that represent our employees in Canada and 32 of 32 bargaining units that represent employees in our U.S. operations.

Canada

We are party to collective agreements with seven bargaining units in our Canadian operations.

As of December 31, 2012, agreements were in place with all seven bargaining units.

Of the collective agreements that are in effect, four expire at the end of 2013 (Canadian Pacific Police Association (“CPPA”) – representing CP police employees, United Steelworkers(“USW”) – representing clerical workers, Teamster Canada Rail Conference (“TCRC”) – Maintenance of Way Employees Division (“MWED”) – representing track maintenance employees and the International Brotherhood of Electrical Workers (“IBEW”) – representing signals employees). Agreements with the TCRC, representing running trade employees (“TCRC-RTE”), the TCRC-RCTC, representing rail traffic controllers, and the Canadian Auto Workers (“CAW”) expire at the end of 2014.

On February 17, 2012, we requested the Federal Minister of Labour appoint a conciliator to assist in progressing discussions on a new labour agreement with the TCRC-RTE and TCRC-RCTC unions. After several bargaining sessions, the parties were unable to come to a settlement. The TCRC – RTE and TCRC-RCTC commenced a strike on Canadian Pacific on May 23, 2012, which lasted for nine days. Bill C-39, the Restoring Rail Service Act, was passed on May 31, 2012 and employees returned to work on June 1, 2012. Bill C-39 mandated the two parties to present to a government appointed arbitrator, who had 90 days to impose an agreement on the two sides once appointed.

On July 19, 2012, Mr. William Kaplan was appointed as the arbitrator to assist the parties in reaching a collective agreement through mediation. The parties were unable to reach an agreement through this process. The parties presented to Arbitrator Kaplan on December 8 and 9, 2012 and his award was received December 19, 2012 covering 2012, 2013, and 2014.

A tentative 5-year settlement was reached with the USW on September 22, 2012. This agreement was ratified on November 9, 2012 and came into effect on January 1, 2013.

A tentative 5-year settlement was reached with the IBEW on November 9, 2012. This agreement was ratified on December 18, 2012 and came into effect on January 1, 2013.

A tentative 5-year settlement was reached with the CPPA on November 29, 2012. This agreement was ratified on December 7, 2012 and came into effect on January 1, 2013.

A tentative 5-year settlement was reached with the MWED on December 8, 2012. This agreement was ratified on January 25, 2013 and came into effect on January 1, 2013.

U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and five bargaining units of our DM&E subsidiary, including the first contract negotiated with a bargaining unit certified to represent DM&E track maintainers.

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Soo Line has settled contracts with all fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, sheet metal workers, and mechanical labourers as a result of national bargaining with the other U.S. Class 1 railroads.

D&H has settled contracts for all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors, as a result of stand-by agreements on wage, benefits, and rules negotiations at the national table.

DM&E has agreements in place with five bargaining units which cover all DM&E engineers and conductors, signal and communication workers, mechanics and maintenance of way workers. The agreement with the fifth bargaining unit covering track maintainers was ratified November 27, 2012, and was fully effective January 1, 2013.

All collective bargaining agreements on the three U.S. subsidiary properties become amendable December 31, 2014, except the locomotive engineers and conductors agreements on the DM&E which become amendable December 31, 2013.

Environmental Laws and Regulations

Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.

We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Safety Operations, and Environment Committee established by the Board of Directors.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:

☐	protecting the environment;

☐	ensuring compliance with applicable environmental laws and regulations;

☐	promoting awareness and training;

☐	managing emergencies through preparedness; and

☐	encouraging involvement, consultation and dialogue with communities along our lines.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, we continue to adopt new technologies to minimize our fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (e.g. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

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Financial Risks

Pension Funding Volatility

A description of our pension funding volatility related to the Company’s pension plans are included in Section 22, Critical Accounting Estimates.

Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed upon production quotas.

Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments. The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP has a systematic hedge program with monthly rolling hedges of 10 – 12% of our fuel requirements. Using this approach CP will, at any point in time, have 5 – 7% of the next 12 months’ fuel consumption and 8 – 10% of the next quarter’s fuel consumption hedged. Fuel price management is discussed further in Section 17, Financial Instruments.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 17, Financial Instruments.

Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 17, Financial Instruments.

General and Other Risks

Transportation of Hazardous Materials

Railways, including CP, are legally required to transport hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railways. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial condition and liquidity.

Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

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Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. We have workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on our results of operations, financial condition and liquidity. In addition, changes in operations and other technology improvements may significantly impact the number of employees.

Severe Weather

We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Supplier Concentration

Due to the complexity and specialized nature of rail equipment and infrastructure, there can be a limited number of suppliers of this equipment and material available. Should these specialized suppliers cease production or experience capacity or supply shortages, this concentration of suppliers could result in CP experiencing cost increases or difficulty in obtaining rail equipment and materials. While CP manages this risk by sourcing key products and services from multiple suppliers whenever possible, widespread business failures of suppliers could have a material adverse effect on CP’s operations, financial condition and liquidity.

General Risks

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:

☐	with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations;

☐	with respect to coal volumes, global steel production;

☐	with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices being important factors; and

☐	with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad.

The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s operations, financial condition and liquidity.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

22. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill and intangible assets.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit Committee, which is comprised entirely of independent directors.

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Environmental Liabilities

We estimate the probable cost to be incurred in the remediation of property contaminated by past railway use. We screen and classify sites according to typical activities and scale of operations conducted, and we develop remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. We also consider available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. We are committed to fully meeting our regulatory and legal obligations with respect to environmental matters.

Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to our financial position, but may materially affect income in the period in which a charge is recognized. Material increases to costs would be reflected as increases to Other long-term liabilities on our Consolidated Balance Sheet and to Purchased Services and Other within operating expenses on our Consolidated Statement of Income.

At December 31, 2012, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $89 million (2011 – $97 million), of which the long-term portion amounting to $77 million (2011 – $82 million) was included in Other long-term liabilities and the short-term portion amounting to $12 million (2011 – $15 million) was included in Accounts payable and accrued liabilities. Total payments were $11 million in 2012 and $15 million in 2011. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $1 million in 2012 and an increase of $2 million in 2011.

Pensions and Other Benefits

We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation and long-term disability benefits are discussed in the Legal and Personal Injury Liabilities section below. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties.

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value.

The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment.

The obligations with respect to post-retirement benefits, including health care and life insurance, are actuarially determined and are accrued using the projected-benefit method prorated over the credited service periods of employees. The obligations with respect to post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada, are the actuarial present value of benefits payable to employees on disability.

We included pension benefit liabilities of $876 million in Pension and other benefit liabilities and $8 million in Accounts payable and accrued liabilities on our December 31, 2012 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $385 million in Pension and other benefit liabilities and post-retirement benefits accruals of $21 million in Accounts payable and accrued liabilities on our December 31, 2012 Consolidated Balance Sheet. Accruals for self-insured workers’ compensation and long-term disability benefit plans are discussed in the Legal and Personal Injury Liabilities section below.

During the first quarter of 2013, the Board of Directors of the Company approved certain changes to the Canadian defined benefit pension plan which, if implemented as proposed, are expected to take effect in 2013 and will reduce the Canadian defined benefit pension’s liability by approximately $127 million.

Fluctuations in the post-retirement benefit obligation can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $55 million.

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits on our December 31, 2012 Statement of Consolidated Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers’ compensation and long-term disability benefits) were $76 million in 2012, compared with $79 million in 2011.

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Net periodic benefit costs for pensions were $46 million in 2012, compared with $51 million in 2011. The portion of this related to defined benefit pensions was $41 million in 2012, compared with $46 million in 2011, and the portion related to defined contribution pensions (equal to contributions) was $5 million for 2012, compared with $5 million for 2011. We estimate net periodic benefit costs for defined benefit pensions to be in the range of $50 million to $60 million in each of 2013 and 2014 and in the range of $90 million to $110 million in each of 2015 and 2016. We estimate net periodic benefit costs for defined contribution pensions to be approximately $6 million in each year from 2013 to 2016. Net periodic benefit costs for post-retirement benefits were $30 million in 2012, compared with $28 million in 2011. Net periodic benefit costs for post-retirement benefits in 2013 are not expected to differ materially from the 2012 costs.

Fluctuations in net periodic benefit costs for pensions can result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities. The impact of changes in long-term rates on pension obligations is partially offset by their impact on the pension funds’ investments in fixed income assets.

If the rate of investment return on the plans’ public equity securities in 2012 had been 10 percentage points higher (or lower) than the actual 2012 rate of investment return on such securities, 2013 net periodic benefit costs for pensions would be lower (or higher) by $14 million. If the discount rate as at December 31, 2012 had been higher (or lower) by 0.1% with no related changes in the value of the pension funds’ investment in fixed income assets, 2013 net periodic benefit costs for pensions would be lower (or higher) by $14 million.

Pension Plan Deficit

We made contributions of $102 million to the defined benefit pension plans in 2012, compared with $693 million in 2011. Our 2011, 2010 and 2009 contributions included voluntary prepayments of $600 million in December 2011, $650 million in September 2010 and $500 million in December 2009 to our main Canadian defined benefit pension plan. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.

We estimate our aggregate pension contributions to be in the range of $100 million to $125 million per year from 2013 to 2016. These estimates reflect our current intentions with respect to the rate at which we will apply the December 2009, September 2010 and December 2011 voluntary prepayments against contribution requirements in the next few years.

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

We estimate that a 1.0 percentage point increase (or decrease) in the discount rate would decrease (or increase) our defined benefit pension plans’ projected benefit obligations approximately $1,500 million. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the value of the defined benefit pension plans assets would increase (or decrease) by approximately $100 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide a target allocation of approximately 46% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Pension Funding Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. CP has made voluntary prepayments to our main Canadian defined benefit pension plan of $600 million in December 2011, $650 million in September 2010, and $500 million in December 2009 which will reduce pension funding volatility, since we have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension funding requirements.

Property, Plant and Equipment

CP performs depreciation studies of each property group approximately every three years to update depreciation rates. The depreciation studies are based on statistical analysis of historical retirements of properties in the group and incorporate engineering estimates of changes in current operations and of technological advances. We depreciate the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group. We follow the group depreciation method under which a single depreciation rate is applied to the total cost in a particular class of property, despite differences in the service life or salvage value of individual properties within the same class. The estimates of economic

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lives are uncertain and can vary due to technological changes or in the rate of wear. Additionally, the depreciation rates are updated to reflect the change in residual values of the assets in the class. Under the group depreciation method, retirements or disposals of properties in the normal course of business are accounted for by charging the cost of the property less any net salvage to accumulated depreciation. For the sale or retirement of larger groups of depreciable assets that are unusual and were not included in our depreciation studies, CP records a gain or loss for the difference between net proceeds and net book value of the assets sold or retired.

Due to the capital intensive nature of the railway industry, depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation recorded as a component of Properties on our Consolidated Balance Sheet. At December 31, 2012, accumulated depreciation was $6,268 million and $5,970 million at December 31, 2011.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to their fair values and an impairment loss is recognized. See Section 9, Operating Expenses for details of the impairment on locomotives and the PRB.

Deferred Income Taxes

We account for deferred income taxes based on the liability method. This method focuses on a Company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the deferred income tax assets and liabilities at the balance sheet date.

In determining deferred income taxes, we make estimates and assumptions regarding deferred tax matters, including estimating the timing of the realization and settlement of deferred income tax assets (including the benefit of tax losses) and liabilities. Deferred income taxes are calculated using enacted federal, provincial, and state future income tax rates, which may differ in future periods.

Deferred income tax expense totalling $140 million was included in income tax for 2012 and $187 million was included in income tax in 2011. The change in deferred income tax in 2012 was primarily due to the impairment of various assets. At December 31, 2012 and 2011, deferred income tax liabilities of $2,092 million and $1,819 million, respectively, were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $254 million realizable within one year were recorded as a current asset compared to $101 million at December 31, 2011.

Legal and Personal Injury Liabilities

We are involved in litigation in Canada and the U.S. related to our business. Management is required to establish estimates of the potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.

These estimates are determined on a case-by-case basis. They are based on an assessment of the actual damages incurred and current legal advice with respect to settlements in other similar cases. We employ experienced claims adjusters who investigate and assess the validity of individual claims made against us and estimate the damages incurred.

A provision for incidents, claims or litigation is recorded based on the facts and circumstances known at the time. We accrue for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, we keep a general provision for lesser value injury cases. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.

With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and B.C., claims administered through the Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, we are assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

Railway employees in the U.S. are not covered by a workers’ compensation program, but are covered by U.S. federal law for railway employees. Although we manage in the U.S. using a case-by-case comprehensive approach, for accrual purposes, a combination of case-by-case analysis and statistical analysis is utilized.

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other on our Consolidated Statement of Income, amounted to $60 million in 2012 (2011 – $74 million; 2010 – $50 million).

Accruals for incidents, claims and litigation, including WCB accruals, totaled $172 million, net of insurance recoveries, at December 31, 2012 and $172 million at December 31, 2011. At December 31, 2012 and 2011 respectively, the total accrual included $105 million and $106 million in Pension and other benefit liabilities, $13 million and $14 million in Other long-term liabilities and $55 million and $53 million in Accounts payable and accrued liabilities, offset by $1 million and $1 million in Other assets.

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Long-term Floating Rate Notes

During 2012, the Company sold its remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”) 2 Class A-1 and A-2 Notes) which had a carrying value of $81 million for proceeds of $81 million. These notes had an original cost of $105 million.

At December 31, 2012, the Company had no remaining investment in long-term floating rate notes compared to December 31, 2011 where the Company had a carrying value $79 million, being the estimated fair value of the notes, reported in Investments.

Accretion, redemption of notes and other minor changes in market assumptions resulted in a net gain of $2 million in 2012 compared to $15 million in 2011 and $9 million in 2010, which were reported in Other income and charges.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 were similar to those used at December 31, 2011, and incorporated probability weighted discounted cash flows considered the best available public information regarding market conditions and other factors that a market participant would have considered for such investments.

Goodwill and Intangible Assets

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s U.S. operations and the related goodwill is now allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain. The 2012 annual test for impairment determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value of the allocated goodwill by approximately 46% (2011 – 42%).

The impairment test was performed primarily using an income approach based on discounted cash flows. A discount rate of 10.5% (2011 – 9.5%) was used, based on the weighted average cost of capital. A change in discount rates of 0.25% would change the valuation by 4.0% to 5.0%. The valuation used revenue growth projections ranging from 3.0% to 16.5% (2011 – 4.5% to 11.2%) annually. A change in the long term growth rate of 0.25% would change the valuation by 3.0% to 4.0%. These sensitivities indicate that a prolonged recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies, adjusted for the inherent minority discount. The derived value of CP U.S. using the income approach fell within the range of the observable trading multiples. The income approach was chosen over the market approach as it takes into consideration the particular characteristics attributable to CP U.S.

Decreases to the profit projections, which could be caused by a prolonged economic recession, or increases to the discount rate used in the valuation could require an impairment in future periods. The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at December 31, 2012 goodwill was $146 million (2011 – $150 million). See Section 9, Operating Expenses for further details on the PRB impairment.

23. SYSTEMS, PROCEDURES AND CONTROLS

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

24. 2012 GUIDANCE UPDATES

2012 Financial Assumptions

In the 2011 annual MD&A, CP previously provided assumptions for 2012 which included capital expenditures estimated to range from $1.1 billion to $1.2 billion, discussed further in Section 14, Liquidity and Capital Resources. CP expected its tax rate to be in the 25% to 27% range, discussed further in Section 10, Other Income Statement Items. The 2012 pension contributions were estimated to be between $100 million and $125 million, discussed further in Section 22, Critical Accounting Estimates. Undue reliance should not be placed on these assumptions and other forward-looking information.

2012 Third-Quarter Guidance Update

CP has updated the following assumptions: We estimate our aggregate defined benefit pension contributions to be between $100 million and $125 million in each of the years through 2016, discussed further in Section 22, Critical Accounting Estimates. These contribution levels reflect the Company’s intentions with respect to the rate at which we apply the voluntary prepayments to reduce requirements.

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Variance from 2012 Guidance

CP’s capital expenditures for 2012 came in at $1.15 billion, discussed further in Section 14, Liquidity and Capital Resources. The effective tax rate for 2012 was 24%, discussed further in Section 10, Other Income Statement Items. Our 2012 pension contributions to the defined benefit pension plan was $102 million in 2012, discussed further in Section 22, Critical Accounting Estimates.

25. GLOSSARY OF TERMS

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average active employees – expense: The average number of actively employed workers during the period whose compensation costs are included in Compensation and benefits on the Consolidated Statement of Income. This includes individuals who have worked more than 40 hours in a standard biweekly pay period. This also includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours, part time employees, contractors, consultants and trainees.

Average daily active cars on-line: The average number of freight cars that are in active status on CP’s network. This includes cars that are in need of light repairs. This excludes freight cars that require significant repairs, are in storage and cars spotted at customer facilities.

Average daily active road locomotives on-line: The average number of road locomotives that are in active status on CP’s network. This excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Average terminal dwell: The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

Average train length – excluding local traffic: The average length of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Average train speed: The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. Subsidiary of CPRL.

Employee productivity: The total freight gross ton-miles divided by the average number of active expense employees.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

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FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,400 in the U.S. or $9,800 in Canada in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States of America.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

Locomotive productivity: The daily average GTMs divided by the active road horse power. Active road horse power excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

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Canadian Pacific Railway Limited

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Except where otherwise indicated, all financial information

reflected herein is expressed in Canadian dollars

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include some amounts based on management’s best estimates and careful judgment. The consolidated financial statements include the accounts of Canadian Pacific Railway Limited, Canadian Pacific Railway Company and all of its subsidiaries (the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements. The consolidated financial statements have been approved by the Board of Directors.

Our Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting responsibilities. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee (the “Audit Committee”), consisting of five members, all of whom are independent directors. The Audit Committee reviews the consolidated financial statements with management and the Independent Registered Chartered Accountants prior to submission to the Board for approval. The Audit Committee meets regularly with management, internal auditors, and the Independent Registered Chartered Accountants to review accounting policies and financial reporting. The Audit Committee also reviews the recommendations of both the Independent Registered Chartered Accountants and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations. The internal auditors and Independent Registered Chartered Accountants have full access to the Audit Committee, with or without the presence of management.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by Deloitte LLP, Independent Registered Chartered Accountants, as stated in their report, which is included herein.

/s/ Brian Grassby	/s/ E. Hunter Harrison
Brian Grassby	E. Hunter Harrison
Senior Vice-President, Chief Financial Officer, and Treasurer	Chief Executive Officer

March 12, 2013

82	2012 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and the Shareholders of Canadian Pacific Railway Limited:

We have audited the accompanying consolidated financial statements of Canadian Pacific Railway Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2012 and 2011 and the consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited and subsidiaries as at December 31, 2012 and 2011 and the results of their operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

March 12, 2013

Calgary, Canada

2012 ANNUAL REPORT	83

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and the Shareholders of Canadian Pacific Railway Limited:

We have audited the internal control over financial reporting of Canadian Pacific Railway Limited and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated March 12, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

March 12, 2013

Calgary, Canada

84	2012 ANNUAL REPORT

Independent Auditor’s Report

To the Shareholders of Canadian Pacific Railway Limited

We have audited the consolidated statements of income, comprehensive income, cash flows, and changes in shareholders’ equity of Canadian Pacific Railway Limited for the year ended December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, Canadian Pacific Railway Limited’s results of operations and cash flows for the year ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

February 24, 2011

Calgary, Alberta

2012 ANNUAL REPORT	85

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (in millions of Canadian dollars, except per share data)	2012	2011	2010

Revenues
Freight	$5,550	$5,052	$4,853
Other	145	125	128

Total revenues	5,695	5,177	4,981

Operating expenses
Compensation and benefits (Note 28)	1,506	1,426	1,431
Fuel	999	968	728
Materials	238	243	214
Equipment rents	206	209	206
Depreciation and amortization	539	490	489
Purchased services and other (Note 28)	940	874	797
Asset impairment (Note 3)	265	–	–
Labour restructuring (Note 4)	53	–	–

Total operating expenses	4,746	4,210	3,865

Operating income	949	967	1,116
Less:
Other income and charges (Note 5)	37	18	(12)
Net interest expense (Note 6)	276	252	257

Income before income tax expense	636	697	871
Income tax expense (Note 7)	152	127	220

Net income	$484	$570	$651

Earnings per share (Note 8)
Basic earnings per share	$2.82	$3.37	$3.86
Diluted earnings per share	$2.79	$3.34	$3.85

Weighted-average number of shares (millions)
Basic	171.8	169.5	168.8
Diluted	173.2	170.6	169.2

Dividends declared per share	$1.3500	$1.1700	$1.0575

See Notes to Consolidated Financial Statements.

86	2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31 (in millions of Canadian dollars)	2012	2011	2010

Net income	$484	$570	$651
Net gain in foreign currency translation adjustments, net of hedging activities	11	–	18
Change in derivatives designated as cash flow hedges	9	(7)	2
Change in pension and post-retirement defined benefit plans	(50)	(883)	(460)

Other comprehensive loss before income taxes	(30)	(890)	(440)
Income tax recovery on above items (Note 9)	–	240	99
Equity accounted investments	(2)	–	–

Other comprehensive loss (Note 9)	(32)	(650)	(341)

Comprehensive income (loss)	$452	$(80)	$310

See Notes to Consolidated Financial Statements.

2012 ANNUAL REPORT	87

CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of Canadian dollars)	2012	2011

Assets
Current assets
Cash and cash equivalents (Note 11)	$333	$47
Accounts receivable, net (Note 12)	546	518
Materials and supplies	136	138
Deferred income taxes (Note 7)	254	101
Other current assets	60	52

	1,329	856
Investments (Note 13)	83	167
Properties (Note 14)	13,013	12,752
Goodwill and intangible assets (Note 15)	161	192
Other assets (Note 16)	141	143

Total assets	$14,727	$14,110

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing (Note 18)	$–	$27
Accounts payable and accrued liabilities (Note 17)	1,176	1,133
Long-term debt maturing within one year (Note 18)	54	50

	1,230	1,210
Pension and other benefit liabilities (Note 23)	1,366	1,372
Other long-term liabilities (Note 20)	306	365
Long-term debt (Note 18)	4,636	4,695
Deferred income taxes (Note 7)	2,092	1,819

Total liabilities	9,630	9,461

Shareholders’ equity
Share capital (Note 22)	2,127	1,854
Authorized unlimited common shares without par value. Issued and outstanding are 173.9 million and 170.0 million at December 31, 2012 and 2011, respectively.
Authorized unlimited number of first and second preferred shares; none outstanding.
Additional paid-in capital	41	86
Accumulated other comprehensive loss (Note 9)	(2,768)	(2,736)
Retained earnings	5,697	5,445

	5,097	4,649

Total liabilities and shareholders’ equity	$14,727	$14,110

Commitments and contingencies (Note 26)

See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	/s/ Paul G. Haggis	/s/ Richard C. Kelly
	Paul G. Haggis, Director, Chairman of the Board	Richard C. Kelly, Director, Chairman of the Audit Committee

88	2012 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (in millions of Canadian dollars)	2012	2011	2010

Operating activities
Net income	$484	$570	$651
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	539	490	489
Deferred income taxes (Note 7)	140	187	211
Pension funding in excess of expense (Note 23)	(61)	(647)	(801)
Asset impairment (Note 3)	265	–	–
Labour restructuring, net (Note 4)	50	–	–
Other operating activities, net	(84)	(112)	(32)
Change in non-cash working capital balances related to operations (Note 10)	(5)	24	(16)

Cash provided by operating activities	1,328	512	502

Investing activities
Additions to properties (Note 14)	(1,148)	(1,104)	(726)
Proceeds from sale of properties and other assets	145	71	89
Other	(8)	(11)	2

Cash used in investing activities	(1,011)	(1,044)	(635)

Financing activities
Dividends paid	(223)	(193)	(174)
Issuance of common shares (Note 22)	198	29	32
Collection of receivable from financial institution (Note 12)	–	–	220
Issuance of long-term debt (Note 18)	71	757	355
Repayment of long-term debt (Note 18)	(50)	(401)	(613)
Net (decrease) increase in short-term borrowing (Note 18)	(27)	28	9
Other	1	(3)	3

Cash (used in) provided by financing activities	(30)	217	(168)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(1)	1	(17)

Cash position
Increase (decrease) in cash and cash equivalents	286	(314)	(318)
Cash and cash equivalents at beginning of year	47	361	679

Cash and cash equivalents at end of year (Note 11)	$333	$47	$361

Supplemental disclosures of cash flow information:

Income taxes (refunded) paid	$(3)	$4	$8
Interest paid	$278	$271	$347

See Notes to Consolidated Financial Statements.

2012 ANNUAL REPORT	89

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at December 31, 2009	$1,771	$31	$ (1,745)	$4,601	$4,658
Net income	–	–	–	651	651
Other comprehensive loss (Note 9)	–	–	(341)	–	(341)
Dividends declared	–	–	–	(179)	(179)
Effect of stock-based compensation expense	–	1	–	–	1
Shares issued under stock option plans (Note 22)	42	(8)	–	–	34

Balance at December 31, 2010	1,813	24	(2,086)	5,073	4,824
Net income	–	–	–	570	570
Other comprehensive loss (Note 9)	–	–	(650)	–	(650)
Dividends declared	–	–	–	(198)	(198)
Effect of stock-based compensation expense	–	16	–	–	16
Change to stock compensation awards (Note 24)	–	57	–	–	57
Shares issued under stock option plans (Note 22)	41	(11)	–	–	30

Balance at December 31, 2011	1,854	86	(2,736)	5,445	4,649
Net income	–	–	–	484	484
Other comprehensive loss (Note 9)	–	–	(32)	–	(32)
Dividends declared	–	–	–	(232)	(232)
Effect of stock-based compensation expense	–	25	–	–	25
Shares issued under stock option plans (Note 22)	273	(70)	–	–	203

Balance at December 31, 2012	$2,127	$41	$ (2,768)	$5,697	$5,097

See Notes to Consolidated Financial Statements.

90	2012 ANNUAL REPORT

CANADIAN PACIFIC RAILWAY LIMITED

Notes to Consolidated Financial Statements

December 31, 2012

Canadian Pacific Railway Limited (“CPRL”), through its subsidiaries (collectively referred to as “CP” or “the Company”), operates a transcontinental railway in Canada and the United States. CP provides rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. CP’s railway network feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CP transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

1    Summary of significant accounting policies

Generally accepted accounting principles in the United States of America (“GAAP”)

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with GAAP as codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification.

Principles of consolidation

These consolidated financial statements include the accounts of CP and all of its subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to investments, restructuring and environmental liabilities, pensions and other benefits, depreciable lives and carrying values of properties and intangible assets, goodwill, stock-based compensation, deferred income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

Principal subsidiaries

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation. All of these subsidiaries are wholly owned, directly or indirectly, by CPRL as of December 31, 2012.

Principal subsidiary	Incorporated under the laws of

Canadian Pacific Railway Company	Canada
Soo Line Railroad Company (“Soo Line”)	Minnesota
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)	Delaware
Mount Stephen Properties Inc. (“MSP”)	Canada

Revenue recognition

Railway freight revenues are recognized based on the percentage of completed service method. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expenses recognized as incurred. Volume rebates to customers are accrued as a reduction of freight revenues based on estimated volume and contract terms as freight service is provided. Other revenue, including passenger revenue, revenue from leasing certain assets and switching fees, is recognized as service is performed or contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to government authorities.

Cash and cash equivalents

Cash and cash equivalents includes highly-liquid short-term investments that are readily convertible to cash with original maturities of three months or less.

2012 ANNUAL REPORT	91

Foreign currency translation

Assets and liabilities denominated in foreign currencies, other than those held through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses, other than those arising from the translation of the Company’s net investment in foreign subsidiaries, are included in income.

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues, expenses, gains and losses. Exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in “Other comprehensive loss”. The majority of U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. As a result, unrealized foreign exchange (“FX”) gains and losses on this U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts in “Other comprehensive loss”.

Pensions and other benefits

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate used to determine the projected benefit obligation is based on blended market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who are expected to receive benefits under the plan at the date of amendment.

Costs for post-retirement and post-employment benefits other than pensions, including post-retirement health care and life insurance and some workers’ compensation and long-term disability benefits in Canada, are actuarially determined and accrued on a basis similar to pension costs.

The over or under funded status of defined benefit pension and other post-retirement benefit plans are recognized on the balance sheet. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation. In addition, any unrecognized actuarial gains and losses and prior service costs and credits that arise during the period are recognized as a component of “Other comprehensive loss”, net of tax.

Gains and losses on post-employment benefits that do not vest or accumulate, including some workers’ compensation and long-term disability benefits in Canada, are included immediately in income as “Compensation and benefits”.

Materials and supplies

Materials and supplies are carried at the lower of average cost or market.

Properties

Fixed asset additions and major renewals are recorded at cost, including direct costs, attributable indirect costs and carrying costs, less accumulated depreciation and any impairments. When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company reviews the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to fair value.

The Company recognizes expenditures as additions to properties or operating expenses based on whether the expenditures increase the output or service capacity, lower the associated operating costs or extend the useful life of the properties and whether the expenditures exceed minimum physical and financial thresholds.

Much of the additions to properties, both new and replacement properties, are self-constructed. These are initially recorded at cost, including direct costs and attributable indirect costs, overheads and carrying costs. Direct costs include, among other things, labour costs, purchased services, equipment costs and material costs. Attributable indirect costs and overheads include incremental long-term variable costs resulting from the execution of capital projects. Indirect costs include largely local crew facilities, highway vehicles, work trains and area management costs. Overheads primarily include a portion of the cost of the Company’s engineering department which plans, designs and administers these capital projects. These costs are allocated to projects by applying a measure consistent with the nature of the cost based on cost studies. For replacement properties, the project costs are allocated to dismantling and installation based on cost studies. Dismantling work is performed concurrently with the installation.

92	2012 ANNUAL REPORT

Ballast programs including undercutting, shoulder ballasting and renewal programs which form part of the annual track program are capitalized as this work, and the related added ballast material, significantly improves drainage which in turn extends the life of ties and other track materials. These costs are tracked separately from the underlying assets and depreciated over the period to the next estimated similar ballast program. Spot replacement of ballast is considered a repair which is expensed as incurred.

The cost of large refurbishments are capitalized and locomotive overhauls are expensed as incurred.

The Company capitalizes development costs for major new computer systems.

The Company follows group depreciation which groups assets which are similar in nature and have similar economic lives. The property groups are depreciated based on their expected economic lives determined by studies of historical retirements of properties in the group and engineering estimates of changes in current operations and of technological advances. Actual use and retirement of assets may vary from current estimates, which would impact the amount of depreciation expense recognized in future periods.

When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation and if different than the assumptions under the depreciation study could potentially result in adjusted depreciation expense over a period of years. However, when removal costs exceed the salvage value on assets and the Company had no legal obligation to remove the assets, the removal costs incurred are charged to income in the period in which the assets are removed and are not charged to accumulated depreciation.

For the sale or retirement of larger groups of depreciable assets that are unusual and were not considered in depreciation studies, CP records a gain or loss for the difference between net proceeds and net book value of the assets sold or retired.

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based directly on usage.

Equipment under capital lease is included in Properties and depreciated over the period of expected use.

Assets held for sale

Assets to be disposed that meet the held for sale criteria are reported at the lower of their carrying amount and fair value, less costs to sell, and are no longer depreciated.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition which, after integration of operations with the railway network, may be different than the acquired business.

The carrying value of goodwill, which is not amortized, is assessed for impairment annually in the fourth quarter of each year, or more frequently as economic events dictate. The fair value of the reporting unit is compared to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value goodwill is potentially impaired. The impairment charge that would be recognized is the excess of the carrying value of the goodwill over the fair value of the goodwill, determined in the same manner as in a business combination.

Intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the respective assets. Favourable leases, customer relationships and interline contracts have amortization periods ranging from 15 to 20 years. When there is a change in the estimated useful life of an intangible asset with a finite life, amortization is adjusted prospectively.

Financial instruments

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party.

Financial instruments are recognized initially at fair value, which is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties.

Subsequent measurement depends on how the financial instrument has been classified. Accounts receivable and investments, classified as loans and receivables, are measured at amortized cost, using the effective interest method. Certain equity investments, classified as available for sale, are recognized at cost as fair value cannot be reliably established. Cash and cash equivalents are classified as held for trading and are measured at fair value. Accounts payable, accrued liabilities, short-term borrowings, dividends payable, other long-term liabilities and long-term debt, classified as financial liabilities, are also measured at amortized cost.

Derivative financial instruments

Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. When CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.

2012 ANNUAL REPORT	93

All derivative instruments are classified as held for trading and recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Consolidated Statement of Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets”, “Other long-term liabilities”, “Other current assets” or “Accounts payable and accrued liabilities” as applicable. Gains and losses arising from derivative instruments affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other income and charges”, and “Net interest expense”.

For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive loss”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item. Should a cash flow hedging relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive loss” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive loss” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive loss” are reclassified to the same income or balance sheet account that records the hedged item.

In the Consolidated Statement of Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related hedged item.

The Company from time to time enters into foreign exchange forward contracts to hedge anticipated sales in U.S. dollars, the related accounts receivable and future capital acquisitions. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated U.S. dollar-denominated sales are recognized as an adjustment of the revenues when the sale is recorded. Those used to hedge future capital acquisitions are recognized as an adjustment of the property amount when the acquisition is recorded.

The Company also occasionally enters into foreign exchange forward contracts as part of its short-term cash management strategy. These contracts are not designated as hedges due to their short-term nature and are carried on the Consolidated Balance Sheet at fair value. Changes in fair value are recognized in income in the period in which the change occurs.

The Company enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps.

The Company from time to time enters into bond forwards to fix interest rates for anticipated issuances of debt. These agreements are usually accounted for as cash flow hedges with gains and losses recorded in “Accumulated other comprehensive loss” and amortized to “Net interest expense” in the period that interest on the related debt is charged.

The Company has a fuel-hedging program under which CP acquires crude oil and / or diesel future contracts for a portion of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. These agreements are usually accounted for as cash flow hedges, however, on occasion derivatives of a short-term duration may not be designated as a hedge for accounting purposes. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.

The Company entered into derivatives called Total Return Swaps (“TRS”) to mitigate fluctuations in tandem share appreciation rights (“TSAR”), deferred share units (“DSU”) and restricted share units (“RSU”). These were not designated as hedges and were recorded at market value with the offsetting gain or loss reflected in “Compensation and benefits”.

Restructuring accrual

Restructuring liabilities are recorded at their present value. The discount related to liabilities is amortized to “Compensation and benefits” over the payment period. Provisions for labour restructuring are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

Environmental remediation

Environmental remediation accruals, recorded on an undiscounted basis, cover site-specific remediation programs. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

Income taxes

The Company follows the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in income in the period during which the change occurs.

When appropriate, the Company records a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, CP considers whether it is more likely than not that all or some portion of CP’s deferred tax assets will not be realized, based on management’s judgments using available evidence about future events.

94	2012 ANNUAL REPORT

At times, tax benefit claims may be challenged by a tax authority. Tax benefits are recognized only for tax positions that are more likely than not sustainable upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in CP’s tax returns that do not meet these recognition and measurement standards.

Investment and other similar tax credits are deferred on the Consolidated Balance Sheet and amortized to “Income tax expense” as the related asset is recognized in income.

Earnings per share

Basic earnings per share are calculated using the weighted average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method for determining the dilutive effect of options.

Stock-based compensation

CP follows the fair value based approach to account for stock options. Compensation expense and an increase in additional paid-in capital are recognized for stock options over their vesting period, or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, based on their estimated fair values on the grant date, as determined using the Black-Scholes option-pricing model.

With the granting of regular stock options, some employees have been simultaneously granted share appreciation rights, which provide the employee the choice to either exercise the stock option for shares, or to exercise the TSAR and thereby receive the intrinsic value of the stock option in cash. Options with TSARs are awards that may call for settlement in cash and, therefore, are recorded as liabilities. CP follows the fair value based approach, as determined by the Black-Scholes option pricing model, to account for the TSAR liability. The liability is fair valued and changes in the liability are recorded in “Compensation and benefits” over the vesting period, or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, until exercised. If an employee chooses to exercise the option, thereby cancelling the TSAR, both the exercise price and the liability are settled to “Share capital”.

Forfeitures of options and tandem options are estimated at issuance and subsequently at the balance sheet date.

Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the recorded fair value of the option is removed from additional paid-in capital and credited to share capital.

Compensation expense is also recognized for TSARs, DSUs, performance share units (“PSUs”) and RSUs using the fair value method. Forfeitures of TSARs, DSUs, PSUs and RSUs are estimated at issuance and subsequently at the balance sheet date.

The employee share purchase plan (“ESPP”) gives rise to compensation expense that is recognized using the issue price by amortizing the cost over the vesting period or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period.

2    Accounting changes

Fair value measurement and disclosure

In May 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption did not impact the results of operations or financial position but resulted in increased note disclosure (see Note 19).

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company has elected to present items of net income and other comprehensive income in two separate, but consecutive, statements as opposed to one continuous statement. With FASB’s deferral of certain aspects of this accounting standard update in December 2011 and as the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption did not impact the results of operations, financial position, or financial statement presentation included in these financial statements.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. For 2012, the Company has not elected this option for the test of goodwill for impairment. As it does not change how a goodwill impairment loss is measured, the adoption of the guidance would not impact the results of operations or financial position included in these financial statements.

2012 ANNUAL REPORT	95

3    Asset impairment

(in millions of Canadian dollars)			2012

Powder River Basin impairment and other investment(1)	(a	)	$185
Impairment loss on locomotives	(b	)	80

Asset impairment, before tax			$265

(1) Includes impairment of other investment of $5 million.

(a) Powder River Basin impairment

As part of the acquisition of DM&E in 2007, CP acquired the option to build a 260 mile extension of its network into coal mines in the Powder River Basin (“PRB”).

Due to continued deterioration in the market for domestic thermal coal, including a sharp deterioration in 2012, in the fourth quarter of 2012 CP deferred plans to extend its rail network into the PRB coal mines indefinitely. As a result of this decision and in light of the declined market conditions, CP has evaluated the recoverability of the carrying amount of PRB assets and determined that this exceeded the estimated fair value by $180 million. The estimated fair value represents the expected proceeds from the sale of the acquired land, as determined by a comparable market assessment. Other costs associated with the acquisition of DM&E and accumulated by CP since acquisition have been written down to $nil. The amount of the impairment associated with this indefinite deferral was $180 million ($107 million after-tax). The components of the PRB impairment that were charged against income as an “Asset impairment” are as follows:

(in millions of Canadian dollars)	2012

Option impairment (Note 15)	$26
Construction plans, including capitalized interest	134
Land, land option appraisals, including capitalized interest	20

Total impairment	$180

(b) Impairment loss on locomotives

In the fourth quarter of 2012, CP reached a decision to dispose of a certain series of locomotives to improve operating efficiencies, and accordingly performed an impairment test on these assets. The impairment test determined that the net book value of these locomotives exceeded their estimated fair value by $80 million. The estimated fair value represents the expected future cashflows from the disposal of these locomotives. The impairment charge of $80 million ($59 million after-tax) was recorded in “Asset impairment” and charged against income.

4    Labour restructuring

In the fourth quarter of 2012, CP recorded a charge of $53 million ($39 million after-tax) for a labour restructuring initiative which was included in “Labour restructuring” in the Consolidated Statements of Income, and “Accounts payable and accrued liabilities” and “Other long-term liabilities” in the Consolidated Balance Sheets. The resulting position reductions are expected to be completed by the end of 2014, with the majority to be achieved in 2013.

At December 31, 2012, the provision for restructuring was $89 million (2011 – $55 million). The restructuring accrual is primarily for labour liabilities arising for restructuring plans, including those from prior year initiatives. Payments are expected to continue in diminishing amounts until 2025.

Set out below is a reconciliation of CP’s liabilities associated with its restructuring accrual:

(in millions of Canadian dollars)	2012	2011

Opening balance, January 1	$55	$72
Accrued(1)	54	8
Payments	(22)	(27)
Amortization of discount(2)	2	2

Closing balance, December 31	$89	$55

(1) Includes fourth quarter charge of $53 million.

(2) Amortization of discount is charged to income as “Compensation and benefits”.

96	2012 ANNUAL REPORT

5    Other income and charges

(in millions of Canadian dollars)	2012	2011	2010

Accretion income on long-term floating rate notes (Note 19)	$(3)	$(5)	$(6)
Loss (gain) in fair value of long-term floating rate notes (Note 19)	1	(10)	(3)
Net loss on repurchase of debt (Note 18)	–	10	–
Other foreign exchange (gains) losses	(1)	3	(10)
Foreign exchange (gain) loss on long-term debt	(2)	3	(2)
Advisory fees (related to shareholder matters)	27	6	–
Other	15	11	9

Total other income and charges	$37	$18	$(12)

6    Net interest expense

(in millions of Canadian dollars)	2012	2011	2010

Interest cost	$294	$266	$288
Interest capitalized to Properties	(15)	(11)	(20)

Interest expense	279	255	268
Interest income	(3)	(3)	(11)

Net interest expense	$276	$252	$257

Interest expense includes interest on capital leases of $19 million for the year ended December 31, 2012 (2011 – $19 million; 2010 – $22 million).

7    Income taxes

The following is a summary of the major components of the Company’s income tax expense:

(in millions of Canadian dollars)	2012	2011	2010

Current income tax expense (recovery)	$12	$(60)	$9

Deferred income tax expense
Origination and reversal of temporary differences	144	194	244
Effect of tax rate increases	11	–	–
Effect of hedge of net investment in foreign subsidiaries	(9)	8	(18)
Tax credits	(4)	(15)	(16)
Other	(2)	–	1

Total deferred income tax expense	140	187	211

Total income taxes	$152	$127	$220

2012 ANNUAL REPORT	97

Income before income tax expense
Canada	$464	$430	$577
Foreign	172	267	294

Total income before income tax expense	$636	$697	$871

Income tax expense (recovery)
Current
Canada	$6	$(59)	$(1)
Foreign	6	(1)	10

Total current income tax expense (recovery)	12	(60)	9

Deferred
Canada	120	115	122
Foreign	20	72	89

Total deferred income tax expense	140	187	211

Total income taxes	$152	$127	$220

The provision for deferred income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the deferred income tax assets and liabilities are as follows:

(in millions of Canadian dollars)	2012	2011

Deferred income tax assets
Restructuring liability	$24	$16
Amount related to tax losses carried forward	322	377
Liabilities carrying value in excess of tax basis	295	327
Future environmental remediation costs	31	34
Tax credits carried forward including minimum tax	122	116
Other	71	57

Total deferred income tax assets	865	927

Deferred income tax liabilities
Properties carrying value in excess of tax basis	2,676	2,608
Other long-term assets carrying value in excess of tax basis	7	18
Other	20	19

Total deferred income tax liabilities	2,703	2,645

Total net deferred income tax liabilities	1,838	1,718
Current deferred income tax assets	254	101

Long-term deferred income tax liabilities	$2,092	$1,819

98	2012 ANNUAL REPORT

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions of Canadian dollars, except percentage)	2012	2011	2010

Statutory federal and provincial income tax rate	26.09%	28.75%	29.15%

Expected income tax expense at Canadian enacted statutory tax rates	$166	$200	$254
Increase (decrease) in taxes resulting from:
Items not subject to tax	(4)	(3)	(3)
Canadian tax rate differentials	(1)	(8)	(10)
Foreign tax rate differentials	(17)	(4)	—
Effect of tax rate increases	11	—	—
Tax credits	(4)	(15)	(16)
Other(1)	1	(43)	(5)

Income tax expense	$152	$127	$220

(1) Substantially all amounts in 2011 relate to uncertain tax positions.

The Company has no unrecognized tax benefits from capital losses at December 31, 2012 and 2011.

The Company has not provided a deferred liability for the income taxes, if any, which might become payable on any temporary difference associated with its foreign investments because the Company intends to indefinitely reinvest in its foreign investments and has no intention to realize this difference by a sale of its interest in foreign investments.

During the second quarter of 2012, legislation was enacted to cancel the previously planned province of Ontario’s corporate income tax rate reductions. As a result of these changes, the Company recorded an income tax expense of $11 million in the second quarter of 2012, based on its deferred income tax balances as at December 31, 2011.

At December 31, 2012, the Company has income tax operating losses carried forward of $1,195 million, which have been recognized as a deferred tax asset. Certain of these losses carried forward will begin to expire in 2015, with the majority expiring between 2022 and 2031. The Company also has minimum tax credits of approximately $40 million that will begin to expire in 2016 as well as investment tax credits of $35 million, certain of which will begin to expire in 2018, and track maintenance credits of $47 million which will begin to expire in 2025.

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credits carried forward are utilized.

The following table provides a reconciliation of uncertain tax positions in relation to unrecognized tax benefits for Canada and the United States for the year ended December 31, 2012:

(in millions of Canadian dollars)	2012	2011	2010

Unrecognized tax benefits at January 1	$19	$60	$61
Increase in unrecognized:
Tax benefits related to the current year	2	3	5
Gross uncertain tax benefits related to prior years	—	1	2
Dispositions:
Gross uncertain tax benefits related to prior years	(2)	(45)	(5)
Settlements with tax authorities	—	—	(3)

Unrecognized tax benefits as at December 31	$19	$19	$60

If these uncertain tax positions were recognized, all of the amount of unrecognized tax positions as at December 31, 2012 would impact the Company’s effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the Company’s Consolidated Statement of Income. The total amount of accrued interest and penalties in 2012 was $nil (2011 – credit $15 million; 2010 — credit $7 million). The total amount of accrued interest and penalties associated with the unrecognized tax benefit at December 31, 2012 was $5 million (2011 – $5 million; 2010 – $20 million).

The Company and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2008. The federal and provincial income tax returns filed for 2009 and subsequent years remain subject to examination by the taxation authorities.

2012 ANNUAL REPORT	99

All U.S. federal income tax returns and generally all U.S. state and local income tax returns are closed to 2006. The income tax returns for 2007 and subsequent years continue to remain subject to examination by the taxation authorities.

The Company does not anticipate any material changes to the unrecognized tax benefits previously disclosed within the next 12 months as at December 31, 2012.

8     Earnings per share

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of shares outstanding during the year.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period. For purposes of this calculation, at December 31, 2012, there were 4.2 million dilutive options outstanding (2011 – 4.7 million; 2010 – 2.7 million). These option totals at December 31, 2012 exclude 0.2 million options (2011 – 0.3 million; 2010 – 3.6 million) for which there are TSARs outstanding (Note 24), as these are not included in the dilution calculation.

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2012	2011	2010

Weighted average shares outstanding	171.8	169.5	168.8
Dilutive effect of weighted average number of stock options	1.4	1.1	0.4

Weighted average diluted shares outstanding	173.2	170.6	169.2

In 2012, the number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 0.2 million (2011 – 1.4 million; 2010 – 0.9 million).

9     Other comprehensive loss and accumulated other comprehensive loss

The components of “Accumulated other comprehensive loss”, net of tax, are as follows:

(in millions of Canadian dollars)	2012	2011

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	$(308)	$(250)
Unrealized foreign exchange gain on translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	382	322
Deferred loss on settled hedge instruments	(1)	(17)
Unrealized effective (losses) on cash flow hedges	(11)	(3)
Amounts for defined benefit pension and other post-retirement plans not recognized in income	(2,828)	(2,788)
Equity accounted investments	(2)	—

Accumulated other comprehensive loss	$(2,768)	$(2,736)

100	2012 ANNUAL REPORT

Components of other comprehensive loss and the related tax effects are as follows:

(in millions of Canadian dollars)	Before tax amount	Income tax recovery (expense)	Net of tax amount

For the year ended December 31, 2012
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	$(58)	$–	$(58)
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	69	(9)	60
Change in derivatives designated as cash flow hedges:
Realized gain on cash flow hedges recognized in income	6	(1)	5
Unrealized gain on cash flow hedges	3	–	3
Change in pension and other benefits actuarial gains and losses	(62)	12	(50)
Change in prior service pension and other benefit costs	12	(2)	10
Equity accounted investments	(2)	–	(2)

Other comprehensive loss	$(32)	$–	$(32)

For the year ended December 31, 2011
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	$59	$–	$59
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(59)	8	(51)
Change in derivatives designated as cash flow hedges:
Realized gain on cash flow hedges	(17)	3	(14)
Unrealized gain on cash flow hedges	10	(1)	9
Change in pension and other benefits actuarial gains and losses	(892)	232	(660)
Change in prior service pension and other benefit costs	9	(2)	7

Other comprehensive loss	$(890)	$240	$(650)

For the year ended December 31, 2010
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	$(124)	$–	$(124)
Translation of the U.S dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	142	(18)	124
Change in derivatives designated as cash flow hedges:
Unrealized gain on cash flow hedges	2	(1)	1
Change in pension and other benefits actuarial gains and losses	(472)	121	(351)
Change in prior service pension and other benefit costs	12	(3)	9

Other comprehensive loss	$(440)	$99	$(341)

10    Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2012	2011	2010
(Use) source of cash:
Accounts receivable, net	$(40)	$(69)	$(9)
Materials and supplies	7	(15)	23
Other current assets	15	(8)	(1)
Accounts payable and accrued liabilities	13	116	(29)

Change in non-cash working capital	$(5)	$24	$(16)

2012 ANNUAL REPORT	101

11    Cash and cash equivalents

(in millions of Canadian dollars)	2012	2011
Cash	$24	$17
Short-term investments:
Deposits with financial institutions	309	30

Total cash and cash equivalents	$333	$47

12    Accounts receivable, net

(in millions of Canadian dollars)	2012	2011
Freight	$410	$380
Non-freight	155	172

	565	552
Allowance for doubtful accounts	(19)	(34)

Total accounts receivable, net	$546	$518

The Company maintains an allowance for doubtful accounts based on expected collectability of accounts receivable. Credit losses are based on specific identification of uncollectible accounts, the application of historical percentages by aging category and an assessment of the current economic environment. At December 31, 2012, allowances of $19 million (2011 – $34 million; 2010 – $30 million) were recorded in “Accounts receivable, net”. During 2012, $3 million of doubtful accounts (2011 – $2 million; 2010 – $5 million) were expensed within “Purchased services and other”.

In 2010, the Company collected a $220 million settlement, including accrued interest, of a receivable from a major Canadian bank which carried an effective interest rate of 5.883%.

13    Investments

(in millions of Canadian dollars)	2012	2011
Rail investments accounted for on an equity basis	$61	$65
Long-term floating rate notes (Note 19)	–	79
Other investments	22	23

Total investments	$83	$167

14    Properties

	2012	2012			2011
(in millions of Canadian dollars)	Average annual depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Track and roadway	2.7%	$13,273	$3,845	$9,428	$12,778	$3,552	$9,226
Buildings	3.4%	476	244	232	453	255	198
Rolling stock	2.5%	3,320	1,318	2,002	3,390	1,362	2,028
Information Systems(1)	12.3%	746	389	357	665	338	327
Other	4.6%	1,466	472	994	1,436	463	973

Total		$19,281	$6,268	$13,013	$18,722	$5,970	$12,752

(1) During 2012 CP capitalized costs attributable to the design and development of internal-use software in the amount of $105 million (2011 – $91 million; 2010 –$54 million). Current year depreciation expense related to internal use software was $78 million (2011 – $56 million; 2010 – $54 million).

102	2012 ANNUAL REPORT

Capital leases included in properties

		2012			2011
(in millions of Canadian dollars)		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	$	1	$–	$1	$1	$–	$1
Rolling stock		510	179	331	515	165	350
Other		2	2	–	2	2	–

Total assets held under capital lease	$	513	$181	$332	$518	$167	$351

15    Goodwill and intangible assets

(in millions of Canadian dollars)	Goodwill	Cost	Intangible assets Accumulated amortization	Net carrying amount

Balance at December 31, 2010	$147	$49	$(6)	$43
Amortization	–	–	(2)	(2)
Foreign exchange impact	3	1	–	1

Balance at December 31, 2011	$150	$50	$(8)	$42
Amortization	–	–	(1)	(1)
Foreign exchange impact	(4)	–	–	–
PRB option impairment (Note 3)	–	(26)	–	(26)

Balance at December 31, 2012	$146	$24	$(9)	$15

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s U.S. operations and the related goodwill is allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain.

Intangible assets of $15 million (2011 – $42 million), acquired in the acquisition of DM&E, includes favourable leases, customer relationships and interline contracts.

Due to continued deterioration in the market for domestic thermal coal, including a sharp deterioration in 2012, in the fourth quarter CP deferred plans to extend its rail network into the PRB coal mines indefinitely. The amount of the impairment associated with the option to expand the track network, previously included in intangible assets, was $26 million (Note 3).

The estimated amortization expense for intangible assets for 2013 to 2017 is insignificant each year.

16    Other assets

(in millions of Canadian dollars)	2012	2011
Unamortized fees on long-term debt	$45	$47
Contracted customer incentives	8	11
Long-term materials	18	11
Prepaid leases	9	10
Other	61	64

Total other assets	$141	$143

Fees on long-term debt and contracted customer incentives are amortized to income over the term of the related debt and over the term of the related revenue contract, respectively.

2012 ANNUAL REPORT	103

17    Accounts payable and accrued liabilities

(in millions of Canadian dollars)	2012	2011
Trade payables	$321	$387
Accrued charges	325	245
Payroll-related accruals	95	103
Accrued interest	75	64
Accrued vacation	74	76
Dividends payable	61	51
Provision for restructuring (Note 4)	59	20
Personal injury and other claims provision	54	53
Income and other taxes payable	36	39
Stock-based compensation liabilities	21	32
Provision for environmental remediation (Note 20)	12	15
Total return swap	–	3
Other	43	45

Total accounts payable and accrued liabilities	$1,176	$1,133

18    Long-term debt

(in millions of Canadian dollars)		Maturity	Currency in which payable	2012	2011
6.500%	10-year Notes (A)	May 2018	US$	$ 273	$ 279
6.250%	10-year Medium Term Notes (A)	June 2018	CDN$	374	373
7.250%	10-year Notes (A)	May 2019	US$	347	355
9.450%	30-year Debentures (A)	Aug. 2021	US$	249	254
5.100%	10-year Medium Term Notes (A)	Jan. 2022	CDN$	125	125
4.500%	10-year Notes (A)	Jan. 2022	US$	244	250
4.450%	12.5-year Notes (A)	Mar. 2023	US$	347	354
7.125%	30-year Debentures (A)	Oct. 2031	US$	348	356
5.750%	30-year Debentures (A)	Mar. 2033	US$	241	246
5.950%	30-year Notes (A)	May 2037	US$	440	450
6.450%	30-year Notes (A)	Nov. 2039	CDN$	400	400
5.750%	30-year Notes (A)	Jan. 2042	US$	243	248
Secured Equipment Loan (B)		Aug. 2015	CDN$	98	116
5.41%	Senior Secured Notes (C)	Mar. 2024	US$	113	120
6.91%	Secured Equipment Notes (D)	Oct. 2024	CDN$	176	186
5.57%	Senior Secured Notes (E)	Dec. 2024	US$	60	63
7.49%	Equipment Trust Certificates (F)	Jan. 2021	US$	96	102
3.88%	Senior Secured Notes Series A & B (G)	Oct./Dec. 2026	US$	134	141
4.28%	Senior Secured Notes (H)	Mar. 2027	US$	70	–
Other long-term loans (nil% – 5.50%)		2014 - 2025	US$	2	2
Obligations under capital leases
	(4.90% – 6.99%) (I)	2013 - 2026	US$	271	285
Obligations under capital leases
	(12.77%) (I)	Jan. 2031	CDN$	3	3

				4,654	4,708
Perpetual 4% Consolidated Debenture Stock (J)			US$	30	31
Perpetual 4% Consolidated Debenture Stock (J)			GB£	6	6

				4,690	4,745
Less: Long-term debt maturing within one year				54	50

				$ 4,636	$ 4,695

104	2012 ANNUAL REPORT

At December 31, 2012, the gross amount of long-term debt denominated in U.S. dollars was US$3,538 million (2011 – US$3,508 million).

Annual maturities and principal repayments requirements, excluding those pertaining to capital leases, for each of the five years following 2012 are (in millions): 2013 – $46; 2014 – $49; 2015 – $123; 2016 – $30; 2017 – $27.

A.  These debentures and notes pay interest semi-annually and are unsecured, but carry a negative pledge.

On September 30, 2011, the Company redeemed US$101 million 5.75% Notes due in May 2013 with a carrying amount of $107 million pursuant to a call offer for a total cost of $113 million. Upon redemption of the Notes a net loss of $9 million was recognized to “Other income and charges”. The loss consisted largely of a redemption premium paid to note holders to redeem the Notes.

On September 13, 2011, the Company announced a cash tender offer and consent solicitation for any or all its outstanding US$246 million 6.25% Notes due October 15, 2011. Notes tendered with a principal value of US$204 million were redeemed on October 12, 2011, and the remaining US$42 million Notes not tendered were redeemed on October 17, 2011. Upon redemption of the Notes a net loss of $1 million was recognized to “Other income and charges”.

During December 2011, the Company issued $125 million 5.10% 10-year Medium Term Notes, US$250 million 4.50% 10-year Notes and US$250 million 5.75% 30-year Notes. Net proceeds from these offerings were $618 million and were largely used to make a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan.

During 2010, the Company issued US$350 million of 4.45% Notes due March 15, 2023. Net proceeds from this offering were $355 million and were used to make a voluntary prepayment to the Company’s main Canadian defined benefit pension plan.

B.  The Secured Equipment Loan is collateralized by specific locomotive units with a carrying value of $29 million at December 31, 2012, which reflects an asset impairment charge taken in the fourth quarter of 2012 (Note 3). The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2012 – 1.97%; 2011 – 1.94%; 2010 – 1.39%). The Company makes blended payments of principal and interest semi-annually. Final repayment of the remaining principal balance of $53 million is due in August 2015.

C.  The 5.41% Senior Secured Notes are collateralized by specific locomotive units with a carrying value of $147 million at December 31, 2012. The Company pays equal blended semi-annual payments of principal and interest. Final repayment of the remaining principal of US$44 million is due in March 2024.

D.  The 6.91% Secured Equipment Notes are full recourse obligations of the Company collateralized by a first charge on specific locomotive units with a carrying value of $146 million at December 31, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including October 2024.

E.  The 5.57% Senior Secured Notes are secured by specific locomotive units and other rolling stock with a combined carrying value of $67 million at December 31, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2024. Final repayment of the remaining principal of US$31 million is due in December 2024.

F.  The 7.49% Equipment Trust Certificates are secured by specific locomotive units with a carrying value of $101 million at December 31, 2012. The Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final repayment of the remaining principal of US$11 million is due in January 2021.

G.  During 2011, the Company issued US$139 million 3.88% Series A and B Senior Secured Notes due in 2026 for net proceeds of $139 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $135 million at December 31, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2026. Final repayment of the remaining principal of US$69 million is due in the fourth quarter of 2026.

H.  During 2012, the Company issued US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $70 million at December 31, 2012. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of US$35 million is due in March 2027.

2012 ANNUAL REPORT	105

I.  At December 31, 2012, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases
Minimum lease payments in:
	2013	$27
	2014	160
	2015	13
	2016	14
	2017	12
	Thereafter	164

Total minimum lease payments		390
Less: Imputed interest		(116)

Present value of minimum lease payments		274
Less: Current portion		(8)

Long-term portion of capital lease obligations		$266

During the year, the Company had no additions to property, plant and equipment under capital lease obligations (2011 – $nil; 2010 – $1 million).

The carrying value of the assets collateralizing the capital lease obligations was $332 million at December 31, 2012.

J.  The Consolidated Debenture Stock, authorized by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

On October 31, 2011, CP completed arrangements with 12 highly rated financial institutions for a committed $1.0 billion four year revolving credit agreement. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. The $1.0 billion revolving credit agreement also contains an accordion feature to accommodate up to an additional $300 million. At December 31, 2012, CP had available $460 million under the revolving facility limit and $145 million available under the letter of credit facility limit, of which the Company had utilized $395 million solely for letters of credit under both facilities. The weighted average annualized interest rate for drawn funds during 2012 was 2.94% (2011 – 1.98%; 2010 – not applicable). The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At December 31, 2012, the Company satisfied this threshold stipulated in the financial covenant. In addition, should CP’s senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company’s credit agreement will also require it to maintain a minimum fixed charge coverage ratio.

19    Financial instruments

A.  Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP, that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and have the highest priority. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and have lower priorities.

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,688 million at December 31, 2012 (December 31, 2011 – $5,314 million) with a carrying value of $4,690 million (December 31, 2011 – $4,745 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.  Fair values of non-financial assets

During 2012, CP reviewed certain properties and certain related intangible assets for impairment as explained in Note 3 and estimated the fair values of those properties. The estimated fair value was based on measurements classified as Level 3 which resulted in the recording of a total impairment charge in 2012 of $265 million (Note 3). CP used third party information that was corroborated with other internal information to estimate the fair value of those properties.

106	2012 ANNUAL REPORT

The techniques used to value long-term floating rate notes, which were classified as Level 3, is discussed below:

Long-term floating rate notes

During 2012, the Company sold its remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”) 2 Class A-1 and A-2 Notes) which had a carrying value of $81 million (original cost – $105 million) for proceeds of $81 million.

At December 31, 2012, the Company had no remaining investment in long-term floating rate notes (December 31, 2011 – carrying value $79 million, being the estimated fair value of the notes, reported in “Investments”).

Accretion, redemption of notes and other minor changes in market assumptions resulted in a net gain of $2 million in 2012 (2011 – $15 million; 2010 – $9 million), which was reported in “Other income and charges”.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 were similar to those used at December 31, 2011, and incorporated probability weighted discounted cash flows considered the best available public information regarding market conditions and other factors that a market participant would have considered for such investments.

C.  Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Credit risk management

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result create a financial loss for the Company.

The railway industry predominantly serves financially established customers and the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectability.

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an on-going basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. The Company does not anticipate non-performance that would materially impact the Company’s financial statements. In addition, the Company believes there are no significant concentrations of credit risk.

Foreign exchange management

The Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive loss” in 2012 was an unrealized foreign exchange gain of $69 million (2011 – unrealized loss of $59 million; 2010 – unrealized gain of $142 million). There was no ineffectiveness during 2012 (2011 – $nil; 2010 – gain of $3 million).

2012 ANNUAL REPORT	107

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on U.S. denominated debt maturities.

At December 31, 2012, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. At December 31, 2011, the Company had FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During 2012, an unrealized foreign exchange loss of $4 million (2011 – realized and unrealized gain of $8 million; 2010 – unrealized loss of $1 million) was recorded in “Other income and charges” in relation to these derivatives. The losses in 2012 and 2010 recorded in “Other income and charges” were largely offset by the unrealized foreign exchange gains on the underlying debt which the derivatives were designated to hedge. Similarly, the gains in 2011 were largely offset by the unrealized losses on the underlying debt.

At December 31, 2012, the unrealized gain derived from these FX forwards was $8 million which was included in “Other assets” with the offset reflected as an unrealized gain of $6 million in “Accumulated other comprehensive loss” and as an unrealized gain of $2 million in “Retained earnings”. At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized loss of $1 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”.

During 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101 million 5.75% May 2013 Notes, the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $2 million (Note 18).

At December 31, 2012, the Company expected that, during the next twelve months, unrealized pre-tax losses of $3 million would be reclassified to “Other income and charges”.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Interest rate swaps

At December 31, 2012 and December 31, 2011, the Company had no outstanding interest rate swaps, nor did it enter into or unwind any such transactions during 2012.

During 2011, the Company amortized $5 million (2010 – $4 million) of deferred gains to “Net interest expense” relating to interest rate swaps previously unwound in 2010 and 2009. In addition, during 2011, the Company amortized $2 million of deferred gains to “Other income and charges” as a result of the redemption of 5.75% 2013 Notes (Note 18). These gains were deferred as a fair value adjustment to the underlying debts that were hedged and were amortized to “Net interest expense” until the debts were redeemed in 2011.

Treasury rate locks

At December 31, 2012, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22 million (December 31, 2011 – $22 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a negligible increase to “Net interest expense” and “Other comprehensive loss” in 2012 (2011 – negligible; 2010 – $2 million).

At December 31, 2012, the Company expected that, during the next twelve months, a negligible amount of loss related to these previously settled derivatives would be reclassified to “Net interest expense”.

108	2012 ANNUAL REPORT

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads.

Energy futures

At December 31, 2012, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 20 million U.S. gallons during the period January to December 2013 at an average price of $2.98 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At December 31, 2012, the unrealized loss on these futures contracts was negligible (December 31, 2011 – unrealized loss $3 million) and was reflected in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheets.

The impact of settled commodity swaps decreased “Fuel” in 2012 by $1 million as a result of realized gains on diesel swaps (2011 – realized gains $8 million; 2010 – realized gains $3 million).

At December 31, 2012, the Company expected that, during the next twelve months, a negligible amount of pre-tax holding losses on diesel future contracts would be realized and recognized in “Fuel” as a result of these derivatives being settled.

Stock-based compensation expense management

Total return swaps (“TRS”)

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense when the Company’s share price rises.

The TRS was a derivative that provided a gain to offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price declined. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by the compensation expense reductions, which would reduce the effectiveness of the swap. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurred.

During 2012, the Company exited the TRS program and unwound 0.6 million of its remaining share units for proceeds of $3 million. During the same period of 2011, the program was reduced by 0.5 million share units at minimal cost.

At December 31, 2012, the Company had no share units remaining in the TRS. At December 31, 2011, the Company had 0.6 million remaining in the TRS with an unrealized loss of $3 million which was included in “Accounts payable and accrued liabilities” on the Consolidated Balance Sheets.

“Compensation and benefits” expense on the Company’s Consolidated Statements of Income included a net gain on these swaps of $6 million in 2012 (2011 – $3 million; 2010 – $12 million).

20    Other long-term liabilities

(in millions of Canadian dollars)	2012	2011
Provision for environmental remediation, net of current portion(1)	$77	$82
Provision for restructuring, net of current portion(2) (Note 4)	27	35
Deferred gains on sale leaseback transactions	34	38
Deferred revenue on rights-of-way license agreements, net of current portion	33	34
Stock-based compensation liabilities, net of current portion	26	61
Asset retirement obligations (Note 21)	23	23
Deferred retirement compensation (Note 28)	16	–
Other, net of current portion	70	92

Total other long-term liabilities	$306	$365

2012 ANNUAL REPORT	109

(1) As at December 31, 2012, the aggregate provision for environmental remediation, including the current portion was $89 million (2011 – $97 million).

(2) As at December 31, 2012, the aggregate provision for restructuring, including the current portion was $89 million (2011 – $55 million).

The deferred revenue on rights-of-way license agreements, and deferred gains on sale leaseback transactions are being amortized to income on a straight-line basis over the related lease terms. Deferred income credits are being amortized over the life of the related asset.

Environmental remediation accruals

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over 10 years to 2022.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” on the Consolidated Balance Sheets and to “Purchased services and other” within operating expenses on the Consolidated Statements of Income. The amount charged to income in 2012 was $4 million (2011 – $3 million; 2010 – $4 million).

21    Asset retirement obligations

Asset retirement obligations are recorded in “Other long-term liabilities”. The majority of these liabilities are discounted at 6.25%. Accretion expense is included in “Depreciation and amortization” on the Consolidated Statements of Income.

(in millions of Canadian dollars)	2012	2011

Opening balance, January 1	$23	$22
Accretion	1	1
Liabilities settled	(1)	–

Closing balance, December 31	$23	$23

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $39 million at December 31, 2012 (2011 – $41 million), which, when present valued, was $20 million at December 31, 2012 (2011 – $21 million). The payments are expected to be made in the 2013 – 2044 period.

The Company also has a liability on a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2012, was $19 million (2011 – $18 million), which, when present valued, was $3 million at December 31, 2012 (2011 – $2 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be made in 32 years.

22    Shareholders’ equity

Authorized and issued share capital

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2012, no Preferred Shares had been issued.

110	2012 ANNUAL REPORT

An analysis of Common Share balances is as follows:

(number of shares in millions)	2012	2011	2010

Share capital, January 1	170.0	169.2	168.5
Shares issued under stock option plans	3.9	0.8	0.7

Share capital, December 31	173.9	170.0	169.2

The change in the “Share capital” balances includes $6 million (2011 – $1 million; 2010 – $2 million) related to the cancellation of the TSARs liability on exercise of tandem stock options, and $70 million (2011 – $11 million; 2010 – $8 million) of stock-based compensation transferred from “Additional paid-in capital”.

23    Pension and other benefits

The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans. At December 31, 2012, the Canadian pension plans represent approximately 99% of total combined pension plan assets and approximately 98% of total combined pension plan obligations.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of being not less than the minimum amounts required by federal pension supervisory authorities.

The Company has other benefit plans including post-retirement health and life insurance for pensioners, and post-employment long-term disability and workers’ compensation benefits, which are based on Company-specific claims. At December 31, 2012, the Canadian other benefits plans represent approximately 95% of total combined other plan obligations.

The Finance Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets which take into account the Company’s expected risk tolerances. Pension plan assets are managed by a suite of independent investment managers, with the allocation by manager reflecting these asset mix targets. Most of the assets are actively managed with the objective of outperforming applicable capital market indices. In accordance with the investment policy, derivative instruments may be used to replicate stock market index returns, to partially hedge foreign currency exposures and to reduce asset/liability interest rate mismatch risk. At December 31, 2012, derivatives were primarily being used to partially hedge foreign currency exposures. The investment policy was revised effective April 1, 2011 to prohibit the managers from investing in securities of the Company or its subsidiaries; they are permitted to retain any such securities acquired prior to such date, subject to statutory requirements.

To develop the expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers the expected composition of the plans’ assets, past experience and future estimates of long-term investment returns. Future estimates of investment returns reflect the expected annual yield on applicable fixed income capital market indices, the long-term expected risk premium (relative to long-term government bond yields) for public equity, real estate and infrastructure securities and the expected added value (relative to applicable capital market indices) from active management of pension fund assets.

The Company has elected to use a market-related value of assets for the purpose of calculating net periodic benefit cost, developed from a five-year average of market values for the plans’ public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the plans’ fixed income, real estate and infrastructure securities.

The benefit obligation is discounted using a discount rate that is a blended interest rate for a portfolio of high-quality corporate debt instruments with matching cash flows. The discount rate is determined by management with the aid of third-party actuaries.

The elements of net periodic benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions of Canadian dollars)	2012	2011	2010	2012	2011	2010

Current service cost (benefits earned by employees in the year)	$131	$105	$86	$19	$17	$16
Interest cost on benefit obligation	452	460	464	24	26	28
Expected return on fund assets	(752)	(674)	(598)	–	(1)	(1)
Recognized net actuarial loss	208	142	71	3	8	2
Amortization of prior service costs	2	13	13	–	(1)	(2)

Net periodic benefit cost	$41	$46	$36	$46	$49	$43

2012 ANNUAL REPORT	111

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011

Change in projected benefit obligation:
Benefit obligation at January 1	$10,099	$8,984	$536	$494
Current service cost	131	105	19	17
Interest cost	452	460	24	26
Employee contributions	58	60	–	–
Benefits paid	(525)	(471)	(35)	(35)
Foreign currency changes	(4)	3	(1)	–
Plan amendments and other	(11)	(3)	–	7
Actuarial loss	447	961	(8)	27

Projected benefit obligation at December 31	$10,647	$10,099	$535	$536

Change in fund assets:
Fair value of fund assets at January 1	$9,215	$8,310	$11	$11
Actual return on fund assets	916	621	(1)	–
Employer contributions	102	693	34	35
Employee contributions	58	60	–	–
Benefits paid	(525)	(471)	(35)	(35)
Foreign currency changes	(3)	2	–	–

Fair value of fund assets at December 31	$9,763	$9,215	$9	$11

Funded status – plan deficit	$(884)	$(884)	$(526)	$(525)

Amounts recognized in the Company’s Consolidated Balance Sheet are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011

Accounts payable and accrued liabilities	$8	$–	$36	$37
Pension and other benefit liabilities	876	884	490	488

Total amount recognized	$884	$884	$526	$525

The defined benefit pension plans’ accumulated benefit obligation as at December 31, 2012 was $10,122 million (2011 – $9,618 million). The accumulated benefit obligation is calculated on a basis similar to the projected benefit obligation, except no future salary increases are assumed in the projection of future benefits.

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31st. The most recent actuarial valuation for pension funding purposes for the Company’s main Canadian pension plan was performed as at January 1, 2012. During 2013, the Company expects to file a new valuation with the pension regulator.

During the first quarter of 2013, the Board of Directors of the Company approved certain changes to the Canadian defined benefit pension plan which, if implemented as proposed, are expected to take effect in 2013 and will reduce the Canadian defined benefit pension’s liability by approximately $127 million.

Amounts recognized in accumulated other comprehensive loss are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2012	2011	2012	2011

Net actuarial loss:
Other than deferred investment losses	$3,761	$3,063	$108	$119
Deferred investment losses	40	665	–	–
Prior service cost	(11)	1	5	4
Deferred income tax	(1,045)	(1,030)	(30)	(34)

Total	$2,745	$2,699	$83	$89

112	2012 ANNUAL REPORT

The unamortized actuarial loss and the unamortized prior service cost included in “Accumulated other comprehensive loss” that is expected to be recognized in net periodic benefit cost during 2013 are $267 million and a recovery of $2 million, respectively, for pensions and $6 million and $nil, respectively, for other post-retirement benefits.

Weighted-average actuarial assumptions used were approximately:

(percentages)	2012		2011		2010

Benefit obligation at December 31:
Discount rate	4.28		4.55		5.20
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.00	(1)	8.00	(1)	8.00	(2)
Benefit cost for year ended December 31:
Discount rate	4.55		5.20		5.90
Expected rate of return on fund assets	7.75		7.75		7.75
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.00	(1)	8.00	(2)	8.50	(2)

(1) The health care cost trend rate is assumed to be 8.0% in 2013 (8.0% in 2012), and then decreasing by 0.5% per year to an ultimate rate of 5.0% per year in 2019 and thereafter.

(2) The health care cost trend rate was previously projected to decrease by 0.5% per year to approximately 5.0% per year in 2017.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions of Canadian dollars) Favourable (unfavourable)	One percentage point increase	One percentage point decrease

Effect on the total of service and interest costs	(1)	1
Effect on post-retirement benefit obligation	(8)	8

Plan assets

Plan assets are recorded at fair value. The major asset categories are public equity securities, debt securities, and real estate and infrastructure funds. The fair values of the public equity and debt securities are primarily based on quoted market prices. Real estate values are based on annual valuations performed by external parties, taking into account current market conditions and recent sales transactions where practical and appropriate. Infrastructure values are based on the fair value of each fund’s assets as calculated by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate.

The Company’s pension plan asset allocation, the current weighted average asset allocation targets and the current weighted average policy range for each major asset class, were as follows:

	Current asset allocation target	Current policy range	Percentage of plan assets at December 31
Asset allocation (percentage)			2012	2011

Public equity securities	45.7	30 – 51	45.9	40.1
Debt securities	42.3	39 – 53	42.7	49.2
Real estate and infrastructure	12.0	10 – 17	11.4	10.7

Total			100.0	100.0

2012 ANNUAL REPORT	113

The following is a summary of the assets of the Company’s defined benefit pension plans at fair values at December 31, 2012 and a comparative summary at December 31, 2011:

(in millions of Canadian dollars) December 31, 2012	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$70	$7	$–	$77
Government bonds(1)	–	2,810	–	2,810
Corporate bonds(1)	–	1,249	–	1,249
Mortgages(1)	–	34	–	34
Public equities
• Canada	1,130	28	–	1,158
• U.S. and international	3,316	13	–	3,329
Real estate(2)	–	–	779	779
Infrastructure(2)	–	–	333	333
Derivative liabilities(3)	–	(6)	–	(6)

	$4,516	$4,135	$1,112	$9,763

December 31, 2011
Cash and cash equivalents	$48	$299	$–	$347
Government bonds(1)	–	2,839	–	2,839
Corporate bonds(1)	–	1,264	–	1,264
Mortgages(1)	–	18	4	22
Public equities
• Canada	882	81	–	963
• U.S. and international	2,310	30	–	2,340
Real estate(2)	–	–	691	691
Infrastructure(2)	–	–	294	294
Derivative assets(3)	–	455	–	455

	$3,240	$4,986	$989	$9,215

(1) Government & Corporate Bonds:

Fair values for bonds are based on market prices supplied by external vendors. When a market price is not available from independent sources, the bonds are valued at the last available price.

Mortgages: The fair value measurement of $34 million (2011 – $18 million) of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors.

(2) Real Estate:

The fair value of real estate investments of $779 million (2011 – $691 million) is based on property appraisals which use a number of approaches that typically include a discounted cash flow analysis, a direct capitalization income method and/or a direct comparison approach. Appraisals of real estate investments are generally performed semi-annually by qualified external accredited appraisers.

Infrastructure:

Infrastructure fund values of $333 million (2011 – $294 million) are based on the fair value of the fund assets as calculated by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate.

(3) The Company’s pension funds may utilize the following derivative instruments: equity futures to replicate equity index returns (Level 2); currency forwards to partially hedge foreign currency exposures (Level 2); bond forwards to reduce asset/liability interest rate risk exposures (Level 2); interest rate swaps to manage duration and interest rate risk (Level 2); credit default swaps to manage credit risk (Level 2); and options to manage interest rate risk and volatility (Level 2). At December 31, 2012 the pension funds’ utilization of derivatives was primarily currency forwards.

114	2012 ANNUAL REPORT

During 2011 and 2012 the portion of the assets of the Company’s defined benefit pension plans measured at fair value using unobservable inputs (Level 3) changed as follows:

(in millions of Canadian dollars)	Mortgages	Real estate	Infrastructure	Total

As at January 1, 2011	$5	$620	$254	$879
Contributions	–	7	17	24
Disbursements	(2)	(10)	–	(12)
Net realized gains	–	4	–	4
Increase in net unrealized gains	1	70	23	94

As at December 31, 2011	$4	$691	$294	$989
Contributions	–	39	27	66
Disbursements	(1)	(36)	–	(37)
Net transfer out of Level 3	(3)	–	–	(3)
Net realized gains	–	19	–	19
Increase in net unrealized gains	–	66	12	78

As at December 31, 2012	$–	$779	$333	$1,112

The Company’s expected long-term target return is 7.75%, net of all fees and expenses. In identifying the asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes as well as the relationships of returns on key asset classes with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying assets represented by financial derivatives, excluding currency forwards, is limited to 30% of the market value of the fund.

When investing in foreign securities, the plans are exposed to foreign currency risk. Most of the plans’ non-Canadian public equity and infrastructure foreign currency exposures are 50% hedged. Most of the plans’ debt securities and all of the plans’ real estate holdings are Canadian-dollar denominated. Net of the above hedging, the plans were 10% exposed to the U.S. dollar, 6% exposed to European currencies, and 6% exposed to various other currencies, as at December 31, 2012.

At December 31, 2012, fund assets consisted primarily of listed stocks and bonds, including 6.91% Secured Equipment Notes issued by the Company at a par value of $2 million (2011 – $2 million) and a market value of $3 million (2011 – $3 million), and 6.25% Unsecured Notes issued by the Company at a par value of $2 million (2011 – $2 million) and a market value of $2 million (2011 – $2 million).

Cash flows

In 2012, the Company contributed $107 million to its pension plans (2011 – $698 million; 2010 – $840 million), including $5 million to the defined contribution plans (2011 – $5 million; 2010 – $3 million), $89 million to the Canadian registered and U.S. qualified defined benefit pension plans (2011 – $696 million; 2010 – $829 million), and $13 million to the Canadian non-registered supplemental pension plan (2011 – $3 million net refund; 2010 – $8 million contribution). Contributions to the Canadian registered defined benefit plan included voluntary prepayments of $600 million in 2011 and $650 million in 2010. In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $35 million in 2012 (2011 – $35 million; 2010 – $34 million) with respect to other benefits.

Total contributions for all of the Company’s defined benefit pension plans are expected to be in the range of $100 million to $125 million in 2013.

Estimated future benefit payments

The estimated future defined benefit pension and other benefit payments to be paid by the plans for each of the next five years and the subsequent five-year period are as follows:

(in millions of Canadian dollars)	Pensions	Other benefits

2013	$477	$38
2014	499	37
2015	517	37
2016	536	37
2017	556	37
2018 – 2022	3,041	178

The benefit payments from the Canadian registered and U.S. qualified defined benefit pension plans are payable from their respective pension funds. Benefit payments from the supplemental pension plan and from the other benefits plans are payable directly from the Company.

2012 ANNUAL REPORT	115

Defined contribution plan

Canadian non-unionized employees hired prior to July 1, 2010 had the option to participate in the Canadian DC plan. All Canadian non-unionized employees hired after such date must participate in this plan. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year.

Effective July 1, 2010, a new U.S. DC plan was established. All U.S. non-unionized employees hired after such date must participate in this plan. Employees do not contribute to the plan. The Company annually contributes a percentage of salary.

The DC plans provide a pension based on total employee and employer contributions plus investment income earned on those contributions.

In 2012, the net cost of the DC plans, which generally equals the employer’s required contribution, was $5 million (2011 – $5 million; 2010 – $3 million).

Contributions to multi-employer plans

Some of the Company’s unionized employees in the U.S. are members of a U.S. national multi-employer benefit plan. Contributions made by the Company to this plan in 2012 in respect of post-retirement medical benefits were $6 million (2011 – $6 million; 2010 – $5 million).

24     Stock-based compensation

At December 31, 2012, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense in 2012 of $64 million (2011 – $43 million; 2010 – $71 million).

Accelerated vesting due to changes in the composition of the Board of Directors

Most of the stock-based compensation plans include a provision whereby vesting is accelerated should certain changes in the composition of the Board of Directors occur. These provisions were triggered on June 26, 2012 and the recognition of the revised vesting terms as outlined in the stock-based compensation plans resulted in a credit to “Compensation and benefits” of $8 million in the second quarter of 2012. RSUs and TSARs were not impacted by this change and for DSUs 14,080 units were subject to immediate vesting. The impact discussed above on options and performance share units is outlined in more detail below.

A. Stock Option Plans

Regular options and TSARs

With the granting of regular options, employees may be simultaneously granted TSARs equivalent to the number of regular options granted (stock options granted prior to January 2009 were simultaneously granted TSARs equivalent to one-half the regular options granted). The last issue of TSARs was in April 2010. A TSAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the TSAR over the related option exercise price. The liability for TSARs is recognized and measured at its fair value. Pursuant to the employee plans, regular options and TSARs vest between 12 and 48 months after the grant date, and will expire after 10 years. Certain of these options granted are only exercisable after employment is terminated.

Where an option granted is a tandem award, the holder can choose to exercise an option or a TSAR of equal intrinsic value.

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. During 2011, the Company cancelled 3.5 million SARs and reclassified the fair value of the previously recognized liability ($75 million) and the recognized deferred tax asset ($18 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted-average fair value of the units cancelled was $23.75.

The recent changes to the composition of the Board triggered the immediate vesting on June 26, 2012 of all unvested regular options granted prior to 2012 and 4,000 unvested options granted in 2012.

Performance Options

Performance options, granted prior to 2007, vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated, and will expire five years after the grant date (“performance-accelerated options”). As at December 31, 2012, no performance-accelerated options were outstanding. Beginning in 2007, performance options granted will only vest when certain performance targets are achieved and will not vest if the performance targets are not achieved within a specific time frame. These options will expire five years and three months after the grant date (“performance-contingent options”). The recent changes to the composition of the Board triggered the immediate vesting on June 26, 2012 of all unvested performance-contingent options that had not previously expired.

116	2012 ANNUAL REPORT

Summary of regular and performance options

The following table summarizes the Company’s fixed stock option plans (that do not have a TSAR attached to them) as of December 31:

	Options outstanding		Nonvested options
	Number of options	Weighted average exercise price	Number of options	Weighted average grant date fair value

Outstanding, January 1, 2012	6,915,323	$53.42	2,650,050		$16.04
New options granted	1,471,746	78.19	1,471,746		19.04
Exercised	(3,733,028)	50.53	NA		NA
Vested	NA	NA	(2,269,650)		14.69
Forfeited	(39,050)	63.25	(38,450)		17.14
Expired	(388,350)	62.43	(385,100)		12.12

Outstanding at December 31, 2012	4,226,641	63.69	1,428,596		20.70

Vested or expected to vest at(1)
December 31, 2012	4,149,128	$63.35	NA	$	NA

Exercisable at December 31, 2012	2,798,045	$56.44	NA	$	NA

(1) As at December 31, 2012, the weighted average remaining term of vested or expected to vest options was 6.4 years with an aggregate intrinsic value of $156 million.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2012 by range of exercise price and their related intrinsic aggregate value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2012 at the Company’s closing stock price of $100.90.

	Options outstanding				Options exercisable
Range of exercise prices	Number of options	Weighted average years to expiration	Weighted average exercise price	Aggregate intrinsic value (millions)	Number of options	Weighted average exercise price	Aggregate intrinsic value (millions)

$31.45 – $58.00	1,465,395	3.8	$46.30	$80	1,465,395	$46.30	$80
$58.01 – $71.69	1,306,400	5.0	66.78	45	1,306,400	66.78	45
$71.70 – $97.70	1,454,846	9.0	78.22	33	26,250	75.11	1

Total(1)	4,226,641	5.9	$63.69	$158	2,798,045	$56.44	$126

(1) As at December 31, 2012, the total number of in-the-money stock options outstanding was 4,226,641 with a weighted-average exercise price of $63.69. The weighted-average years to expiration of exercisable stock options is 4.4 years.

Under the fair value method, the fair value of options at the grant date was approximately $28 million for options issued in 2012 (2011 – $12 million; 2010 – $1 million). The weighted average fair value assumptions were approximately:

	2012	2011	2010

Expected option life (years)(1)	6.03	6.30	6.25
Risk-free interest rate(2)	1.47%	2.79%	2.78%
Expected stock price volatility(3)	31%	31%	30%
Expected annual dividends per share(4)	$1.40	$1.20	$1.08
Estimated forfeiture rate(5)	1.2%	0.7%	0.7%
Weighted average grant date fair value of options granted during the year	$19.04	$19.44	$15.90

(1) Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour or when available, specific expectations regarding future exercise behaviour, were used to estimate the expected life of the option.

(2) Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3) Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4) Determined by the current annual dividend at the time of grant. The Company does not employ different dividend yields throughout the contractual term of the option.

(5) The Company estimated forfeitures based on past experience. This rate is monitored on a periodic basis.

2012 ANNUAL REPORT	117

Certain of the Company’s stock option plans are subject to post-vesting restrictions prior to expiry. The discount for these restrictions resulted in a reduction of the fair value at grant date of options issued in 2012 of $2 million. This discount was estimated using the fair value of put options that, together with the granted call options, mimicked the characteristics of the post-vesting restriction.

In 2012, the expense for stock options (regular and performance) was $24 million (2011 – $15 million; 2010 – $2 million). At December 31, 2012, there was $15 million of total unrecognized compensation related to stock options which is expected to be recognized over a weighted-average period of approximately 2.0 years.

At December 31, 2012, there were 2,728,685 (2011 – 3,459,831; 2010 – 1,048,531) Common Shares available for the granting of future options under the stock option plans, out of the 18,728,642 (2011 – 15,578,642; 2010 – 15,578,642) Common Shares currently authorized for issuance.

Summary of TSARs

The following table summarizes information related to the Company’s TSARs as of December 31:

	TSARs outstanding		Nonvested TSARs
	Number of TSARs	Weighted average exercise price	Number of TSARs	Weighted average grant date fair value

Outstanding, January 1, 2012	383,400	$47.97	56,600		$11.73
Exercised as Options	(212,925)	43.97	NA		NA
Vested	NA	NA	(56,600)		11.73
Forfeited	(2,400)	30.50	–		–

Outstanding at December 31, 2012	168,075	$53.28	–		$–

Vested at December 31, 2012(1)	168,075	$53.28	NA	$	NA

Exercisable at December 31, 2012	168,075	$53.28	NA	$	NA

(1) As at December 31, 2012, the weighted average remaining term of vested or expected to vest TSARs was 3.4 years with an aggregate intrinsic value of $8 million.

The following table provides the number of TSARs outstanding and exercisable as at December 31, 2012 by range of exercise price and their related intrinsic value, and for TSARs outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money TSARs, which represents the amount that would have been received by TSAR holders had they exercised their TSAR on December 31, 2012 at the Company’s closing stock price of $100.90.

	TSARs outstanding				TSARs exercisable
Range of exercise prices	Number of TSARs	Weighted average years to expiration	Weighted average exercise price	Aggregate intrinsic value (millions)	Number of TSARs	Weighted average exercise price	Aggregate intrinsic value (millions)

$31.45 – $46.61	65,625	2.0	$37.80	$4	65,625	$37.80	$4
$46.62 – $60.13	39,000	3.5	56.99	2	39,000	56.99	2
$60.14 – $71.69	63,450	4.5	67.00	2	63,450	67.00	2

Total(1)	168,075	3.3	$53.28	$8	168,075	$53.28	$8

(1) As at December 31, 2012, the total number of in-the-money TSARs outstanding was 168,075 with a weighted-average exercise price of $53.28. The weighted-average years to expiration of exercisable TSARs is 3.4 years.

In 2012, the expense for TSARs was $7 million (2011 – $4 million; 2010 – $32 million).

Summary of stock option plans

The following table refers to the total fair value of shares vested for all stock option plans (including TSARs) during the years ended December 31:

(in millions of Canadian dollars)	2012	2011	2010

Regular stock option plan	$33	$8	$6
TSARs	1	1	6

Total	$34	$9	$12

118	2012 ANNUAL REPORT

The following table provides information related to all options exercised in the stock option plans during the years ended December 31:

(in millions of Canadian dollars)	2012	2011	2010

Total intrinsic value	$118	$17	$10
Cash received by the Company upon exercise of options	198	29	32

B. Other Share-based Plans

Performance share unit (“PSU”) plan

During 2012, the Company issued 479,372 PSUs. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factors). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

Recent changes to the Board also resulted in the immediate vesting of a pro-rata portion of all unvested PSUs during the second quarter of 2012. The number of units that vested was based on the number of months of the total performance period that had passed and the fair value of the units to be settled was based on the average closing price of the 30 trading days prior to June 26, 2012. The payout of $31 million occurred in the third quarter of 2012.

The performance period for the first grant of PSUs issued in 2009 ended December 31, 2011. These PSUs were earned based on two performance factors: the Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and Return on Capital Employed (“ROCE”). The TSR for the three-year period exceeded target, while ROCE targets were not met. The TSR component of the plan resulted in a total PSU payout equal to 200% for half of the award, in effect resulting in a target payout. The payout of $24 million occurred in March 2012 and was calculated using the Company’s average share price during the last 30 trading days ending on December 31, 2011.

The following table summarizes information related to the Company’s PSUs as at December 31:

	2012	2011

Outstanding, January 1	930,311	700,468
Granted	479,372	269,300
Units, in lieu of dividends	2,143	16,487
Vested	(610,568)	NA
Forfeited	(600,556)	(55,944)

Outstanding at December 31	200,702	930,311

Under the fair value method, the fair value of PSUs at the grant date was $38 million for PSUs issued in 2012 (2011 – $16 million; 2010 – $15 million).

In 2012, the recognition of accelerated vesting terms related to the changes in the composition of the Board of Directors resulted in an expense recovery for PSUs of $1 million, as a result of the difference between the required payout and previously accrued amounts. In 2011, the expense for PSUs was $15 million (2010 – expense $29 million). At December 31, 2012, there was $16 million of total unrecognized compensation related to PSUs which is expected to be recognized over a weighted-average period of approximately 3.2 years.

Deferred share unit plan

The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a Common Share at the redemption date. DSUs vest over various periods of up to 48 months and are only redeemable for a specified period after employment is terminated.

Executive employees may elect to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring Common Shares to meet share ownership targets, executive employees will be granted with a 25% company match of the amount elected. The election to receive eligible payments in DSUs is no longer available to a participant when the value of the participant’s DSUs is sufficient to meet the Company’s stock ownership guidelines. Executive employees have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

2012 ANNUAL REPORT	119

The following table summarizes information related to the DSUs as of December 31:

	2012	2011

Outstanding, January 1	396,306	388,346
Granted	167,435	67,306
Units, in lieu of dividends	6,821	7,732
Redeemed	(212,822)	(67,078)

Outstanding, December 31	357,740	396,306

During 2012, the Company granted 167,435 DSUs with a grant date fair value of $13 million. In 2012, the expense for DSUs was $23 million (2011 – $5 million; 2010 – $6 million). At December 31, 2012, there was $6 million of total unrecognized compensation related to DSUs which is expected to be recognized over a weighted-average period of approximately 0.6 years.

Restricted share unit plan

The Company issued 113,408 RSUs in 2012 (2011 – 64,470; 2010 – 151). The fair value of RSUs at the grant date was $9 million. RSUs are notional full value shares that attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. RSUs have no performance factors attached to them and are subject to time vesting over various periods of up to 36 months. RSUs are settled in cash up to three years after the grant date. An expense to income for RSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. In 2012, the expense for RSUs was $7 million (2011 – $nil; 2010 – $nil). At December 31, 2012, there was $9 million of total unrecognized compensation related to RSUs which is expected to be recognized over a weighted-average period of approximately 1.5 years.

The following table summarizes information related to the Company’s RSUs as at December 31:

	2012	2011

Outstanding, January 1	64,470	–
Granted	113,408	64,470
Units, in lieu of dividends	1,639	–
Forfeited	(6,283)	–

Outstanding, December 31	173,234	64,470

Summary of share based liabilities paid

The following table summarizes the total share based liabilities paid for each of the years ended December 31:

(in millions of Canadian dollars)	2012	2011	2010

Plan
DSUs	$19	$4	$2
PSUs	55	–	–

Total	$74	$4	$2

C. Employee share purchase plan

The Company has an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees up to a maximum employee contribution of 6% of annual salary.

The total number of shares purchased in 2012 on behalf of participants, including the Company contribution, was 445,951 (2011 – 630,480; 2010 – 618,272). In 2012, the Company’s contributions totalled $4 million (2011 – $4 million; 2010 – $3 million) and the related expense was $4 million (2011 – $4 million; 2010 – $2 million).

25    Variable interest entities

The Company leases equipment from certain trusts, which have been determined to be variable interest entities financed by a combination of debt and equity provided by unrelated third parties. The lease agreements, which are classified as operating leases, have a fixed price purchase option which create the Company’s variable interest and result in the trusts being considered variable interest entities.

120	2012 ANNUAL REPORT

Responsibility for maintaining and operating the leased assets according to specific contractual obligations outlined in the terms of the lease agreements and industry standards is the Company’s. The rigor of the contractual terms of the lease agreements and industry standards are such that the Company has limited discretion over the maintenance activities associated with these assets. As such the Company concluded these terms do not provide the Company with the power to direct the activities of the variable interest entities in a way that has a significant impact on the entities’ economic performance.

The financial exposure to the Company as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2012, lease payments after tax were $8 million. Future minimum lease payments, before tax, of $208 million will be payable over the next 18 years (Note 26).

The Company does not guarantee the residual value of the assets to the lessor, however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.

As the Company’s actions and decisions do not significantly affect the variable interest entities’ performance, and the Company’s fixed purchase price option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities.

26    Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2012, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At December 31, 2012, the Company had committed to total future capital expenditures amounting to $331 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.6 billion for the years 2013-2031.

Minimum payments under operating leases were estimated at $682 million in aggregate, with annual payments in each of the five years following 2012 of (in millions): 2013 – $127; 2014 – $103; 2015 – $88; 2016 – $69; 2017 – $52.

Expenses for operating leases for the year ended December 31, 2012 was $182 million (2011 – $161 million; 2010 – $169 million).

27    Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

☐	residual value guarantees on operating lease commitments of $155 million at December 31, 2012;

☐

guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

☐	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2012, these accruals amounted to $6 million (2011 – $8 million), recorded in “Accounts payable and accrued liabilities”.

Indemnifications

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Plan (“fund”), the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2012, the Company had not recorded a liability associated with this indemnification, as it does not expect to make any payments pertaining to it.

2012 ANNUAL REPORT	121

28    Management transition

On May 17, 2012, following a proxy contest, Mr. Fred Green left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012.

On June 28, 2012, Mr. E. Hunter Harrison was appointed by the Board as President and Chief Executive Officer. As a result of the appointment of Mr. Harrison, the Company recorded a charge of $38 million with respect to compensation and other transition costs, including $2 million of associated costs, in the second quarter of 2012. This charge was recorded in the Company’s financial statements in “Compensation and benefits” and “Purchased services and other”, in the amounts of $16 million and $22 million, respectively.

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. Pershing Square and related entities own or control approximately 14% of the Company’s outstanding shares, and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. The terms of Pershing Square’s indemnity required Mr. Harrison to return any funds advanced under the indemnity in the event he accepted employment at CP. As a result, Mr. Harrison made it a precondition of accepting the Company’s offer of employment that CP assume the indemnity obligations and return the funds advanced by Pershing Square. As a result of the payment, the Company would have been entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, allowing it to recover to the extent of Mr. Harrison’s success in those proceedings; however on February 3, 2013 the Company and Mr. Harrison settled the legal proceedings with Mr. Harrison’s former employer, providing the Company with partial recovery (US$9 million) of the amounts in the dispute. The Company may receive repayment in other circumstances in the event of certain breaches by Mr. Harrison of his obligations under an employment agreement with the Company. Mr. Harrison was also granted stock options and DSUs upon commencing employment that had a grant date fair value of $12 million (see Note 24).

In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts, to a maximum of $3 million plus legal fees, but as a result of the settlement of the aforementioned legal proceedings, such indemnity is no longer applicable. Accordingly, no amount has been accrued at December 31, 2012.

The Company also recorded a charge of $4 million in the second quarter of 2012 with respect to a retirement allowance for Mr. Green.

On February 5, 2013, as part of its long-term succession plan, the Company appointed Mr. Keith Creel as President and Chief Operating Officer. In connection with this appointment, Mr. Harrison’s title changed to Chief Executive Officer.

29    Segmented information

Operating segment

The Company operates in only one operating segment: rail transportation. Operating results by geographic areas, railway corridors or other lower level components or units of operation are not reviewed by the Company’s chief operating decision maker to make decisions about the allocation of resources to, or the assessment of performance of, such geographic areas, corridors, components or units of operation.

In 2012, 2011 and 2010, no one customer comprised more than 10% of total revenues and accounts receivable.

Geographic information

(in millions of Canadian dollars)	Canada	United States	Total

2012
Revenues	$4,095	$1,600	$5,695
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$9,138	$4,249	$13,387

2011
Revenues	$3,766	$1,411	$5,177
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,854	$4,309	$13,163

2010
Revenues	$3,635	$1,346	$4,981
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,458	$4,013	$12,471

122	2012 ANNUAL REPORT

FIVE-YEAR SUMMARY

Year ended December 31 (in millions of Canadian dollars, except percentages and per share data)	U.S. GAAP
	2012	2011	2010	2009	2008(1)

Revenues
Freight
Grain	$1,172	$1,100	$1,135	$1,137	$977
Coal	602	556	491	444	612
Sulphur and fertilizers	520	549	475	309	512
Forest products	193	189	185	176	241
Industrial and consumer products	1,268	1,017	903	786	772
Automotive	425	338	316	230	326
Intermodal	1,370	1,303	1,348	1,198	1,482

	5,550	5,052	4,853	4,280	4,922
Other	145	125	128	122	127

Total revenues	5,695	5,177	4,981	4,402	5,049

Operating expenses
Compensation and benefits	1,506	1,426	1,431	1,307	1,290
Fuel	999	968	728	580	1,006
Materials	238	243	214	217	258
Equipment rents	206	209	206	226	219
Depreciation and amortization	539	490	489	483	428
Purchased services and other	940	874	797	783	809
Gain on sales of significant properties	–	–	–	(79)	–
Loss on termination of lease with shortline railway	–	–	–	55	–
Asset impairment	265	–	–	–	–
Labour restructuring	53	–	–	–	–

Total operating expenses	4,746	4,210	3,865	3,572	4,010

Operating income	949	967	1,116	830	1,039
Gain on sale of partnership interest	–	–	–	81	–
Equity income (net of tax) in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	–	–	–	–	51
Less:
Other (income) and charges	37	18	(12)	12	72
Net interest expense	276	252	257	268	240

Income before income tax expense	636	697	871	631	778

Income tax expense	152	127	220	81	150

Net income	$484	$570	$651	$550	$628

Earnings per share
Basic earnings per share	$2.82	$3.37	$3.86	$3.31	$4.08
Diluted earnings per share	$2.79	$3.34	$3.85	$3.30	$4.04

Operating ratio	83.3%	81.3%	77.6%	81.1%	79.4%

(1) The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a consolidated basis after that date.

2012 ANNUAL REPORT	123

FIVE-YEAR SUMMARY

Additional information

The following table identifies certain significant items within our income statements in each of the years 2008 to 2012(1).

(in millions of Canadian dollars, except per share data)	2012	2011	2010	2009	2008

Asset impairment	$(265)	$–	$–	$–	$–
Tax impact recovery	95	–	–	–	–

Asset impairment (net of tax)	$(170)	$–	$–	$–	$–
Impact on diluted earnings per share	$(0.98)	$–	$–	$–	$–

Labour restructuring	$(53)	$–	$–	$–	$–
Tax impact recovery	14	–	–	–	–

Labour restructuring (net of tax)	$(39)	$–	$–	$–	$–
Impact on diluted earnings per share	$(0.22)	$–	$–	$–	$–

Management transition costs	$(42)	$–	$–	$–	$–
Tax impact recovery	13	–	–	–	–

Management transition costs (net of tax)	$(29)	$–	$–	$–	$–
Impact on diluted earnings per share	$(0.17)	$–	$–	$–	$–

Gain on sale of partnership interest	$–	$–	$–	$81	$–
Tax impact (expense)	–	–	–	(12)	–

Gain on sale of partnership interest (net of tax)	$–	$–	$–	$69	$–
Impact on diluted earnings per share	$–	$–	$–	$0.41	$–

Gain on sales of significant properties	$–	$–	$–	$79	$–
Tax impact (expense)	–	–	–	(11)	–

Gain on sale of significant properties (net of tax)	$–	$–	$–	$68	$–
Impact on diluted earnings per share	$–	$–	$–	$0.41	$–

Loss on termination of lease with shortline railway	$–	$–	$–	$(55)	$–
Tax impact recovery	–	–	–	17	–

Loss on termination of lease with shortline railway (net of tax)	$–	$–	$–	$(38)	$–
Impact on diluted earnings per share	$–	$–	$–	$(0.23)	$–

Advisory costs related to shareholder matters	$(27)	$(6)	$–	$–	$–
Tax impact recovery	7	1	–	–	–

Advisory costs related to shareholder matters (net of tax)	$(20)	$(5)	$–	$–	$–
Impact on diluted earnings per share	$(0.12)	$(0.03)	$–	$–	$–

Income tax (expense) benefit resulting from rate changes and the resolution and settlement of certain matters related to prior years	$(11)	$37	$–	$56	$–
Impact on diluted earnings per share	$(0.06)	$0.22	$–	$0.34	$–

The above items increased (decreased) the following:
Total operating expenses	$360	$–	$–	$–	$–
Operating income	$(360)	$–	$–	$–	$–
Other income and charges	$(27)	$(6)	$–	$–	$–
Net income	$(269)	$32	$–	$155	$–
Diluted earnings per share	$(1.55)	$0.19	$–	$0.93	$–

(1) Significant items are discussed further in the Management’s Discussion and Analysis, Section 15 Non-GAAP Measures.

124	2012 ANNUAL REPORT

Guido De Ciccio Senior Vice-President Canadian Operations

Doug McFarlane Senior Vice-President U.S. Operations

E. Hunter Harrison Chief Executive Officer

Keith Creel President and Chief Operating Officer

Scott MacDonald Senior Vice-President System

2012 ANNUAL REPORT	125

CANADIAN PACIFIC BOARD OF DIRECTORS

Paul G. Haggis

Chairman

Canadian Pacific Railway Limited

Canmore, Alberta

Krystyna T. Hoeg, C.A. (2)*(4)

Former President

and Chief Executive Officer

Corby Distilleries Limited

Toronto, Ontario

Linda J. Morgan (1)(5)

Partner

Nossaman LLP

Bethesda, Maryland

William A. Ackman (2)(3)

Founder, Chief Executive Officer

Pershing Square Capital

Management, L.P.

New York, New York

Richard C. Kelly (1)*(3)

Retired Chairman

and Chief Executive Officer

Xcel Energy, Inc.

Denver, Colorado

Madeleine Paquin (2)(5)

President

and Chief Executive Officer

Logistec Corporation

Montreal, Quebec

Gary F. Colter (1)(4)

President

CRS Inc.

Mississauga, Ontario

Rebecca MacDonald (2)(4)

Founder, Executive Chair

Just Energy Group Inc.

Toronto, Ontario

Hartley T. Richardson, C.M.,

O.M. (1)(5)

President and Chief Executive Officer James Richardson & Sons, Limited

Winnipeg, Manitoba

E. Hunter Harrison (5)

Chief Executive Officer

Canadian Pacific Railway Limited

Wellington, Florida

The Honourable

John P. Manley, O.C. (1)(3)

President and Chief Executive Officer Canadian Council of Chief Executives Ottawa, Ontario

Stephen C. Tobias (2)(4)(5)*

Former Vice-Chairman

and Chief Operating Officer

Norfolk Southern Corporation

Garnett, South Carolina

Paul C. Hilal (3)(4)*

Partner

Pershing Square Capital

Management, L.P.

New York, New York

Dr. Anthony R. Melman (3)*(5)

President and Chief Executive Officer Acasta Capital

Toronto, Ontario

(1)	Audit Committee
(2)	Corporate Governance and Nominating Committee
(3)	Finance Committee
(4)	Management Resources and Compensation Committee
(5)	Safety, Operations and Environment Committee
*	Denotes Chair of the Committee

126	2012 ANNUAL REPORT

CANADIAN PACIFIC EXECUTIVE LEADERSHIP

E. Hunter Harrison (1)

Chief Executive Officer

Wellington, Florida

Peter J. Edwards (1)

Vice-President, Human Resources

and Industrial Relations

Calgary, Alberta

Jeffrey D. Kampsen

Vice-President and Comptroller

Calgary, Alberta

Keith Creel (1)

President and Chief Operating Officer

Chicago, Illinois

Paul A. Guthrie, Q.C. (1)

Chief Legal Officer

and Corporate Secretary

Municipal District of Rocky View, Alberta

Scott MacDonald (1)

Senior Vice-President System

Calgary, Alberta

Jane O’Hagan (1)

Executive Vice-President

and Chief Marketing Officer

Calgary, Alberta

Mark Wallace (1)

Vice-President, Corporate Affairs

and Chief of Staff

Calgary, Alberta

Doug McFarlane (1)

Senior Vice-President

U.S. Operations

Minneapolis, Minnesota

Brian W. Grassby (1)

Senior Vice-President,

Chief Financial Officer and Treasurer

Calgary, Alberta

Michael Redeker (1)

Vice-President

and Chief Information Officer

St. Albert, Alberta

Guido De Ciccio (1)

Senior Vice-President

Canadian Operations

Calgary, Alberta

(1)	Executive Committee of Canadian Pacific Railway Company

2012 ANNUAL REPORT	127

SHAREHOLDER INFORMATION

Common Share Market Prices

Toronto Stock Exchange
	2012		2011
(Canadian dollars)	High	Low	High	Low

First Quarter	79.29	67.99	69.48	61.04
Second Quarter	77.89	71.61	63.66	57.09
Third Quarter	85.66	72.66	61.58	46.01
Fourth Quarter	101.81	81.29	69.45	47.58

Year	101.81	67.99	69.48	46.01

New York Stock Exchange
	2012		2011
(U.S. dollars)	High	Low	High	Low

First Quarter	79.91	66.23	69.92	61.97
Second Quarter	79.00	68.69	66.98	58.13
Third Quarter	88.23	71.22	64.78	44.76
Fourth Quarter	102.80	82.75	68.12	44.98

Year	102.80	66.23	69.92	44.76

Number of registered shareholders at year end: 16,033

Closing market prices at year end:

Toronto Stock Exchange:	$100.90	(CDN)
New York Stock Exchange:	$101.62	(US)

Shareholder Administration

Common Shares

Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for the Common Shares in the United States.

For information concerning dividends, lost share certificates, estate transfers or for change in share registration or address, please contact the transfer agent and registrar by telephone at 1-877-4-CP-RAIL (1-877-427-7245) toll free North America or International (514) 982-7555, visit their website at www.investorcentre.com/cp; or write to:

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, Ontario Canada M5J 2Y1

Information Regarding Direct Registration

The Direct Registration System, or DRS, allows registered holders to hold securities in “book entry” form without having a physical certificate issued as evidence of ownership. Instead, securities are held in the name of the registered holder and registered electronically on the issuer’s records maintained by the issuer’s transfer agent. If you are a registered holder of shares and wish to hold your shares using the DRS, please contact the transfer agent at the phone number or address shown above; or for more information about direct registration, log on to Computershare’s website at www.investorcentre.com/ cp and click on “Got a question? Ask Penny”.

Direct Deposit of Dividends

Registered shareholders are offered the option of having their Canadian and U.S. dollar dividends directly deposited into their personal bank accounts in Canada and the United States on the dividend payment dates. Shareholders can enroll for direct deposit either by phone or by completing a direct deposit enrolment form. For more information about direct deposit, please contact Computershare Investor Services Inc. at 1-877-4-CP-RAIL (1-877-427-7245).

128	2012 ANNUAL REPORT

SHAREHOLDER INFORMATION

4% Consolidated Debenture Stock

Inquiries with respect to Canadian Pacific Railway Company’s 4% Consolidated Debenture Stock should be directed as follows:

For stock denominated in U.S. currency—

The Bank of New York Mellon at (212) 815-2719 or by email at lesley.daley@bnymellon.com; and

For stock denominated in pounds sterling—

BNY Trust Company of Canada at (416) 933-8504 or by email at marcia.redway@bnymellon.com.

Market for Securities

The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock of Canadian Pacific Railway Company is listed on the London Stock Exchange (UK pounds sterling) and on the New York Stock Exchange (U.S. currency).

Trading Symbol

Common Shares—CP

Duplicate Annual Reports

While every effort is made to avoid duplication, some Canadian Pacific Railway Limited registered shareholders may receive multiple copies of shareholder information mailings such as this Annual Report. Registered shareholders who wish to consolidate any duplicate accounts that are registered in the same name are requested to write to Computershare Investor Services Inc.

Corporate Governance

Canadian Pacific’s Board of Directors and its management are committed to a high standard of corporate governance. They believe effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation’s business, with a view to enhancing shareholder value.

A detailed description of CP’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2013 Annual Meeting of Shareholders.

Governance Standards

Any significant differences between the Corporation’s corporate governance practices and those set forth in the corporate governance listing standards (“Listing Standards”) of the New York Stock Exchange (“NYSE”) are set forth on Canadian Pacific Railway Limited’s website at www.cpr.ca under “About CP”—“Executive Leadership & Governance”.

Chief Executive Officer and Chief Financial Officer Certifications

The certifications (the “302 Certifications”) of the Chief Executive Officer and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission (“SEC”) thereunder, have been filed with the SEC as an exhibit to the Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of National Instrument 52-109.

2013 Annual Meeting

The Annual Meeting of Shareholders will be held on Wednesday, May 1, 2013, in Toronto, Ontario.

Shareholder Services

Shareholders having inquiries or wishing to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by email at shareholder@cpr.ca, or by writing to:

Shareholder Services, Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401—9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4.

Investor Information

Financial information is available under the “Invest in CP” section on CP’s website at www.cpr.ca.

Communications and Public Affairs

Contact Communications and Public Affairs, Canadian Pacific, Suite 500, Gulf Canada Square, 401—9th Avenue S.W., Calgary, Alberta, Canada, T2P 4Z4. community_connect@cpr.ca.

Canadian Pacific

Gulf Canada Square

401 9 Ave SW—Suite 500

Calgary, AB T2P 4Z4

Canada